SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

Superior Essex Inc.

(Name of Subject Company)

Superior Essex Inc.

(Names of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

86815V105

(CUSIP Number of Class of Securities)

Barbara L. Blackford

Executive Vice President, General Counsel and Secretary

150 Interstate North Parkway

Atlanta, Georgia 30339

(770) 657-6000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Richard D. Katcher

Eric S. Robinson

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1.	Subject Company Information.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Superior Essex Inc., a Delaware corporation (which we refer to as the “Company”). The address of the principal executive offices of the Company is 150 Interstate North Parkway, Atlanta, Georgia 30339, and its telephone number is (770) 657-6000.

(b) Class of Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of the Company (the “Shares”). As of the close of business on June 25, 2008, there were 21,250,651 Shares issued, of which 19,901,543 were outstanding and 1,349,108 were held in treasury.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b) Tender Offer.

This Schedule 14D-9 relates to a tender offer (the “Offer”) by Cyprus Acquisition Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of LS Cable Ltd., a corporation organized under the laws of the Republic of Korea (“Parent”), as disclosed in a Tender Offer Statement on Schedule TO dated July 1, 2008 (as amended or supplemented from time to time, the “Schedule TO”) to purchase all of the outstanding Shares at a purchase price of $45.00 per Share net to the seller in cash, without interest and less any amounts required to be withheld under applicable U.S. federal, state or local tax laws (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s offer to purchase dated July 1, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The initial expiration date of the Offer is 5:00 p.m., New York City time, on Wednesday, July 30, 2008, unless the Offer is extended. The Schedule TO was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 1, 2008. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 11, 2008, between Parent and the Company (as joined by Purchaser pursuant to a Joinder Agreement dated as of June 30, 2008 and as to be further joined by New LS Cable (as defined herein) pursuant to an Assignment and Joinder Agreement to be entered into on or about July 2, 2008, the “Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company and the Company will be the surviving corporation (the “Merger”). A copy of the Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

On or about July 2, 2008, Parent is expected to effect an internal corporate structure change (the “Corporate Structure Change”). Parent will change its name from “LS Cable Ltd.” to “LS Corp.” and transfer the assets and liabilities of its wire and cable business into a newly established wholly owned subsidiary organized under the laws of Korea to be named “LS Cable Ltd.,” which we refer to as “New LS Cable.” Pursuant to the Agreement, upon the effectiveness of the Corporate Structure Change, (a) New LS Cable, Parent, Purchaser and the Company will enter into an Assignment and Joinder Agreement to be dated on or about July 2, 2008 pursuant to which Parent will assign its rights and obligations under the Agreement to New LS Cable, and (b) Parent and New LS Cable will be jointly and severally liable for Parent’s obligations under the Agreement.

Pursuant to the Agreement, if a number of Shares are validly tendered in the Offer and not properly withdrawn that, taken together with the Shares, if any, then beneficially owned by Parent and Purchaser (together with their wholly owned subsidiaries), constitutes at least a majority of the then outstanding Shares, including the number of Shares which the Company is required to issue (after giving effect to the transactions described below under Item 3 — “Past Contacts, Transactions, Negotiations and Agreements” — (a) “Arrangements with Directors and Executive Officers of the Company” — “Effect of the Offer and the Agreement on Equity and Equity-Based Awards Granted under the Company’s Equity Incentive Plans”), pursuant to any then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares, whether or not then exercisable, and certain other conditions are met at the Expiration Date, Purchaser will promptly accept for payment and purchase all such validly tendered (and not withdrawn) Shares (we refer to the time that the tendered Shares are accepted for payment as the “Purchase Time”). Following the Purchase Time, if Purchaser does not acquire a number of Shares sufficient to enable the Merger without a meeting of stockholders of the Company in accordance with Section 253 of the DGCL (which we refer to as a “short-form merger”) and (1) a short-form merger would not be possible following the exercise by Purchaser of the Top-Up Option (which we describe below) or (2) a delay in the closing of a short-form merger is anticipated because all of the regulatory approvals required for the Merger have not been obtained, then Purchaser will provide for one or more subsequent offering periods of no more than 5 business days each, up to 20 business days in the aggregate, until Purchaser has acquired a number of Shares sufficient to enable a short-form merger and all of the required regulatory approvals have been received.

The Company has granted Purchaser an option to purchase from the Company a number of Shares (the “Top-Up Shares”) that, when added to the Shares that Parent or Purchaser own after the Purchase Time, will constitute one share more than 90% of the total Shares then outstanding on a fully-diluted basis (assuming the issuance of the Top-Up Shares) at a price per Share equal to the Offer Price (which price shall be payable either (A) entirely in cash or (B) in cash in an amount equal to the aggregate par value of the purchased Top-Up Option Shares and by the issuance of a full recourse note with a principal amount equal to the remainder of the exercise price) (the “Top-Up Option”). Purchaser is not permitted to exercise the Top-Up Option if any of the following conditions exist: (1) the Shares issued pursuant to the Top-Up Option would not be sufficient to enable a short-form merger, (2) the number of Shares issued pursuant to the Top-Up Option would exceed the total number of authorized but unissued Shares (including, for these purposes, any Shares held in the Company’s treasury), or (3) the issuance of Shares pursuant to the Top-Up Option is prohibited by any provision of applicable law or any judgment, injunction, order or decree of any government body, or would require any consent or approval of, or filing with, any government body which has not already been obtained or made. Following the Purchase Time, Purchaser is obligated to promptly exercise the Top-Up Option if it would enable Purchaser to effect a short-form merger.

If, following the Purchase Time and any subsequent offering period or the exercise of the Top-Up Option, Purchaser is able to effect a short-form merger, Purchaser and the Company shall take all necessary and appropriate action to cause the Merger to occur. Upon the effective time of the Merger (the “Effective Time”), the Company will become a subsidiary of New LS Cable. In the Merger, each outstanding Share will be converted into the right to receive the Offer Price in cash, without interest and less any amounts required to be withheld under applicable U.S. federal, state or local tax laws (the “Merger Consideration”), other than Shares as to which their holders properly demand and perfect appraisal rights, which are described in Item 8 below under the heading “Appraisal Rights”.

As set forth in the Schedule TO, the address of the principal executive offices of Purchaser is c/o LS Cable Ltd., LS Tower 15F, 1026-6, Hogye-dong, Dongan-gu, Anyang-si, Gyeonggi-do, Republic of Korea, 431-080, and Purchaser’s telephone number at such principal executive offices is +82-2-2189-9114.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described below or in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A, which is incorporated by reference herein (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right pursuant to the Agreement to designate persons to the Board of Directors of the Company (the “Board”) after acquiring Shares pursuant to the Offer.

(a) Arrangements with Directors and Executive Officers of the Company.

In considering the recommendation of the Board to tender Shares in the Offer, stockholders should be aware that the Company’s executive officers and directors have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of stockholders generally. Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described below or in the Information Statement. The Board was aware of these agreements and arrangements during its deliberations of the merits of the Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Director and Officer Indemnification and Insurance.

The Company’s directors and officers are entitled under the Agreement to continued indemnification and insurance coverage. For additional information regarding these arrangements, see the summary of the Agreement contained in the Offer to Purchase, a copy of which is filed as Exhibit (a)(1) hereto and is incorporated herein by reference.

Effect of the Offer and the Agreement on Equity and Equity-Based Awards Granted under the Company’s Equity Incentive Plans.

Stock Options. Under the Agreement, each option to acquire Shares that is outstanding and unexercised immediately prior to the Purchase Time, whether vested or unvested, will, at the Purchase Time, vest and be cancelled in exchange for the right to receive at the Purchase Time (or as soon as practicable after the Purchase Time but in no event more than 5 business days after) an amount in cash equal to the product of (1) the total number of Shares subject to such option and (2) the excess, if any, of the amount of the Offer Price over the exercise price per Share subject to such option, less any amounts required to be withheld under applicable U.S. federal, state or local tax laws.

Restricted Shares, Performance Shares and Restricted Stock Units. Under the Agreement, each award of restricted shares, performance shares and restricted stock units that is outstanding prior to the Purchase Time will, at the Purchase Time, be vested and cancelled in exchange for the right to receive from the Company at the Purchase Time (or as soon as practicable after the Purchase Time but in no event more than 5 business days thereafter) the Merger Consideration with respect to each restricted share, performance share or share underlying a restricted stock unit, as applicable, in accordance with the Agreement.

Based on the Company’s equity compensation holdings as of June 25, 2008, and assuming the Purchase Time occurs on July 30, 2008, (1) the number of shares subject to unvested options that are held by each of Messrs. Carter, Aldridge, Deedy and Jack, Ms. Blackford, the other executive officers of the Company as a group, and the non-employee directors as a group that will vest at the Purchase Time is 0; 0; 0; 0; 5,000; 5,794; and 0, respectively, and (2) the number of unvested restricted shares, performance shares and restricted stock units that are held by each of Messrs. Carter, Aldridge, Deedy and Jack, Ms. Blackford, the other executive officers of the Company as a group, and the non-employee directors as a group that will vest at the Purchase Time is 170,929; 54,689; 44,934; 43,592; 39,729; 57,452; and 0, respectively.

In order to ensure that the 2008 annual grants of restricted stock units to the Company’s non-employee directors pursuant to the Company’s Director Compensation Plan were not granted at an inappropriate time in light of the then-ongoing discussions with Parent, the Board determined in May 2008 to delay the $90,000 grant of 2008 restricted stock units issuable to each non-employee director pursuant to the Director Compensation Plan until after the announcement of the Company’s second quarter earnings. If the restricted stock units are granted after the Purchase Time, but prior to the closing of the Merger, then upon closing of the Merger, such restricted stock units will vest and be exchanged for the right to receive the Merger Consideration with respect to each share underlying the restricted stock units, and if such restricted stock units are not granted to the Company’s non-employee directors prior to the closing of the Merger, the non-employee directors will be granted an award in cash that will be paid at the time that the restricted stock units would have been settled in shares of Company stock, with interest from the date of such announcement of second quarter earnings. These 2008 annual director grants of restricted stock units are not included in the numbers set forth in the preceding paragraph.

Amended and Restated Employment Agreements between the Company and each of Stephen M. Carter, David S. Aldridge, Justin F. Deedy, Jr. and Barbara L. Blackford.

As an inducement to and condition to Parent’s willingness to enter into the Agreement, concurrently with the execution and delivery of the Agreement, each of Stephen M. Carter, David S. Aldridge, Justin F. Deedy, Jr. and Barbara L. Blackford entered into an amended and restated employment agreement with the Company, which agreements will each become effective at the Purchase Time for a term of two years, which term will automatically extend for consecutive additional one-year periods unless either party gives at least 90 days’ written notice prior to a scheduled expiration date that the term will not be so extended.

Under their agreements, each of the executives will continue to serve in the same position that the executive held prior to the Purchase Time, and will receive the same annual base salary and the same target annual bonus as prior to the Purchase Time, except that the minimum annual bonus that the executive will receive for the calendar year 2008 will be the executive’s target annual bonus for such calendar year. Mr. Carter’s agreement provides that he will continue to serve on the Company’s Board of Directors for no additional compensation. Under each of the agreements, the Company committed to honoring the Company’s Amended and Restated Senior Executive Retirement Plan (the “SERP”) as currently in effect without amendment adverse to the executive at least through the end of calendar year 2008.

As an inducement to each of the executives to remain employed by the Company, each of the employment agreements provides for a signing bonus payable on the later of January 2, 2009 or the third business day following the completion of the Offer. The signing bonuses payable to Messrs. Carter, Aldridge and Deedy and Ms. Blackford are in the amounts of $3,465,000; $1,111,800; $900,000; and $825,600, respectively. In addition, each of the agreements provides for a retention bonus payable 18 months after completion of the Offer, subject to the executive’s continued employment through the payment date. The retention bonuses payable to Messrs. Carter, Aldridge and Deedy and Ms. Blackford are in the amount of $1,155,000; $370,600; $300,000; and $275,200, respectively. The signing bonuses and retention amounts are being awarded in lieu of cash severance payments in the event of a termination of employment by the Company without cause or resignation by the executive for good reason during the initial term of the employment agreements.

In addition, the agreements provide that the Board following the completion of the transactions will establish a long-term cash incentive award program (the “LTIP”) commencing in 2009 based on the achievement of performance targets during a performance period not to exceed five years. Each executive’s target payout under the LTIP will be equal to a percentage of the executive’s annual base salary, which percentage for each of Messrs. Carter, Aldridge and Deedy and Ms. Blackford is 250 percent, 150 percent, 140 percent and 125 percent, respectively.

Upon a termination of employment by the Company without “cause” or by the executive for “good reason” (as such terms are defined in the amended and restated employment agreements), each executive would receive payment of the signing bonus, to the extent unpaid, and any accrued salary and vested benefits. If such termination occurs prior to the date that the retention bonuses are paid, the executive also would receive payment of the retention bonus, but if such termination occurs after payment of the retention bonus but prior to the second anniversary of the completion of the Offer, no additional cash severance will be paid. If such termination occurs after the second anniversary of the completion of the Offer, each executive will receive a severance payment equal to one times (two times in the case of Mr. Carter) the sum of the executive’s annual base salary and his or her target annual bonus.

In addition, if the executive’s employment is terminated by the Company without cause or if the executive resigns with good reason prior to the end of calendar year 2008, the executive will receive a pro-rata annual bonus based on the executive’s target bonus, and an amount under the SERP equal to the amount that the executive would have been entitled to had the executive remained employed through the end of calendar year 2008 and received the base salary and annual bonus required under the agreement during that period.

In addition, for one year (two years in the case of Mr. Carter) following such a termination of employment or for two years (2.75 years in the case of Mr. Carter) if such termination occurs during the two-year period following the completion of the Offer, the Company will also provide the executive with the same health and welfare benefits provided to active employees. Finally, the vested portion of the executive’s LTIP award will be paid to the executive at such time LTIP payments are paid to active LTIP participants, in accordance with the terms of the LTIP, except that for purposes of calculating the vested portion of the executive’s LTIP award, each executive will be given credit for a number of additional years of service equal to one year (two years in the case of Mr. Carter), or if such termination occurs during the two-year period following the completion of the Offer, two years (2.75 years in the case of Mr. Carter).

The amended and restated employment agreements provide that, upon a subsequent change in control of the Company, the executive’s outstanding LTIP awards will become fully vested. In addition, if an executive is subject to the “golden parachute” excise tax under Section 4999 of the Internal Revenue Code as amended, the executive will be paid an additional amount such that the executive is placed in the same after-tax position as if no excise tax had been imposed, unless the value of the payments and benefits does not exceed 110% of the maximum amount payable without triggering the excise taxes, in which case the payments and benefits will be reduced to such maximum amount payable.

Under the amended and restated employment agreements, the executives may not:

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enter into competition with the Company’s magnet wire or communications cable business during the employment term and for, in the case of Mr. Carter and Ms. Blackford, 24 months, or in the case of Messrs. Aldridge and Deedy, 12 months following a termination of employment for any reason,

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solicit such business from the Company’s clients or customers during the employment term and for, in the case of Mr. Carter and Ms. Blackford, 24 months, or in the case of Messrs. Aldridge and Deedy, 12 months following a termination of employment for any reason, or

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solicit or encourage any of the Company’s employees or consultants to terminate their relationship with the Company during the employment term and for 12 months following a termination of employment for any reason.

The agreements also provide that each executive will not divulge the Company’s confidential information or make disparaging statements about the Company, its employees, officers or directors, or its business.

If the Purchase Time were to occur on December 31, 2008 and immediately thereafter, the employment of each of Messrs. Carter, Aldridge, and Deedy and Ms. Blackford were terminated by the Company without “cause” or by such executive officer for “good reason,” Messrs. Carter, Aldridge, and Deedy and Ms. Blackford would receive, to the extent unpaid, payment of their respective signing bonuses and retention bonuses, and no additional cash severance would be paid. In addition, each executive would receive an annual cash bonus with respect to the 2008 fiscal year equal to $840,000; $305,200; $225,000; and $206,400, respectively (such amounts representing 100% of the respective target bonus in effect for fiscal year 2008 given that the executive would have completed a full year of service as of a December 31, 2008 date of termination).

Employment Agreements between the Company and each of H. Patrick Jack and J. David Reed.

The Company is also party to an employment agreement with each of H. Patrick Jack and J. David Reed. Under the employment agreements, if the employment of Messrs. Jack or Reed is terminated by the Company without “cause” or by the executive for “good reason” (as such terms are defined in the employment agreements) within two years following a change of control of the Company (such as the completion of the Offer), the executive will be entitled to an amount equal to two times the sum of his annual base salary and target bonus for the year of termination, vesting of all outstanding equity awards, and continuation of health and welfare benefits for two years. At a meeting held June 10, 2008, the Compensation Committee of the Company approved an amendment to its employment agreement with Mr. Jack in order to provide that (i) the Company will honor its obligations to Mr. Jack under the SERP and will maintain the SERP through the end of calendar year 2008 without amendment adverse to Mr. Jack and (ii) in the event that Mr. Jack’s employment is terminated for any reason other than by the Company for “cause” or by Mr. Jack without “good reason” prior to the end of calendar year 2008, Mr. Jack will receive an amount under the SERP equal to the excess of (x) the amount to which he would have been entitled under the SERP had he remained employed through the end of calendar year 2008 and (y) Mr. Jack’s actual benefit (paid or payable) under the SERP as of the date of termination.

To receive the severance benefits under his employment agreement, the executive must comply with certain restrictive covenants during the employment term and for a period of twelve months following the executive’s termination of employment. Specifically, during that period, each of Messrs. Jack and Reed agreed not to directly or indirectly enter into competition with the Company’s wire or communications cable business, solicit such business from the Company’s clients or customers or solicit or encourage any of the Company’s employees or consultants to terminate their relationship with the Company. In addition, the employment agreements contain covenants that the executive will not divulge the Company’s confidential information or make disparaging statements about the Company or its employees, officers or directors or its business.

If the Purchase Time were to occur on December 31, 2008 and immediately thereafter, the employment of each of Messrs. Jack and Reed was terminated by the Company without “cause” or by the executive for “good reason,” the estimated cash severance benefits that would be payable to Messrs. Jack and Reed under the amended and restated employment agreements are approximately $1,145,600 and $1,033,600, respectively. In addition, Messrs. Jack and Reed would receive an annual cash bonus with respect to the 2008 fiscal year equal to $214,800 and $193,800, respectively (such amounts representing 100% of the respective target bonus in effect for fiscal year 2008 given that the executive would have completed a full year of service as of a December 31, 2008 date of termination).

Change in Control Employment Agreements with each of Debrah Baker-Oliver and Tracye C. Gilleland.

In addition to the employment agreements described above, the Company is party to a senior vice president change of control employment agreement with each of Debrah Baker-Oliver and Tracye C. Gilleland (each, an “SVP”). At a meeting held June 10, 2008, the Compensation Committee of the Company approved an amendment to the senior vice president change of control agreements to increase the employment term following a change of control to eighteen months from one year. In the event that, during the employment term following a change of control such as the completion of the Offer, an SVP’s employment is terminated by the Company other than for “cause” or due to the SVP’s death or disability, or by the SVP for “good reason” (as such terms are defined in the change of control agreements), each SVP would receive a lump sum cash payment equal to 150% of the sum of his or her base salary and target annual bonus and continuation of health and welfare benefits for one year.

In order to receive severance benefits under the change of control employment agreements, each SVP is required to sign a Company release of claims and agree, during his or her employment and for one year thereafter, not to directly or indirectly enter into competition with the Company’s wire or communications cable business, solicit such business from the Company’s clients or customers or solicit or encourage any of the

Company’s employees or consultants to terminate their relationship with the Company. In addition, each SVP agrees that he or she will not divulge the Company’s confidential information or make disparaging statements about the Company or its employees, officers or directors or its business.

If the Purchase Time were to occur on December 31, 2008 and immediately thereafter, the employment of each of Ms. Baker-Oliver and Ms. Gilleland was terminated by the Company without “cause” or by the SVP for “good reason,” the estimated cash severance payments that would be payable to each of Ms. Baker-Oliver and Ms. Gilleland under the change of control employment agreements are approximately $515,475 and $515,475, respectively. In addition, Ms. Baker-Oliver and Ms. Gilleland would receive an annual cash bonus with respect to the 2008 fiscal year equal to $106,650 and $106,650, respectively (such amounts representing 100% of the respective target bonus in effect for fiscal year 2008 given that the executive would have completed a full year of service as of a December 31, 2008 date of termination).

2008 Annual Bonuses.

The Agreement provides that, with respect to the annual cash bonus payable for service rendered in fiscal year 2008 to the Company’s employees as of the Purchase Time, including each of the Company’s executive officers, Parent will pay or cause to be paid to (i) each such employee who remains employed through December 31, 2008 a cash bonus that is not lower than 100% of such employee’s target annual cash bonus for fiscal year 2008, and (ii) each such employee whose employment is terminated without “cause” or, in the case of such an employee who is party to a change of control agreement or employment agreement, who resigns for “good reason” (as defined in the applicable change in control or employment agreement), in each case, on or after the Purchase Date but prior to December 31, 2008, a cash bonus no lower than the employee’s target annual cash bonus, prorated to reflect the partial year of service. Assuming each of the Company’s executive officers remained employed through December 31, 2008, Mr. Carter, Mr. Aldridge, Mr. Deedy, Mr. Jack, Ms. Blackford and the other executive officers (as a group) would receive an annual cash bonus with respect to the 2008 fiscal year equal to $840,000, $305,200, $225,000, $214,800, $206,400, and $407,100, respectively (such amounts representing each executive officer’s target bonus as in effect for fiscal year 2008).

Consulting Agreement with DG Network.

As described in more detail under the heading “Certain Relationships and Related Transactions” in the Information Statement included as Annex A to this document, Denys Gounot, a member of the Board, is the principal of DG Network, which has a consulting agreement with the Company. Fees under the agreement in 2008 and thereafter are $210,000 annually.

(b) Arrangements with Parent and Purchaser.

The Agreement.

The summary of the material terms of the Agreement set forth in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated by reference herein (the Offer to Purchase is being filed as an exhibit to the Schedule TO). The summary of the Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

By a Joinder Agreement, dated as of June 30, 2008, Cyprus Acquisition Merger Sub, Inc. became a party to the Agreement as of the date thereof and assumed all rights and obligations of Purchaser under the Agreement. Upon the effectiveness of the Corporate Structure Change, Parent, New LS Cable, Purchaser and the Company will enter into an Assignment and Joinder Agreement, to be dated on or about July 2, 2008, pursuant to which Parent will assign its rights and obligations under the Agreement to New LS Cable, a wholly owned subsidiary of Parent, and New LS Cable will become jointly and severally liable for Parent’s obligations under the Agreement; therefore, each reference in this Schedule 14D-9 to the rights and obligations of Parent under the Agreement should, as of the execution of the Assignment and Joinder Agreement, also be read as a reference to the rights and obligations of New LS Cable. Copies of the Joinder Agreement and a form of Assignment and Joinder Agreement are filed as Exhibits (e)(2) and (e)(3) to this Schedule 14D-9 and are incorporated herein by reference.

The Agreement and the Joinder Agreement, and, as of its date of execution, the Assignment and Joinder Agreement, govern the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Agreement has been filed as an Exhibit to this Schedule 14D-9 to provide stockholders with information regarding the terms of the Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company’s public reports filed with the SEC. In particular, the Agreement and the summary of terms set forth in the Offer to Purchase and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to the Company or Parent. The representations and warranties contained in the Agreement have been negotiated with the principal purpose of establishing the circumstances in which Parent may have the right not to consummate the Offer, or a party may have the right to terminate the Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and are qualified by information set forth on confidential schedules.

Confidentiality Agreements.

The Company and Parent entered into a confidentiality agreement dated April 22, 2008 (the “Confidentiality Agreement”) in connection with a possible negotiated transaction between the parties. As a condition to being furnished confidential materials, Parent agreed, among other things, to keep the confidential material confidential and to use the confidential material solely for the purpose of evaluating a possible transaction between the Company and Parent. Each of the parties agreed not to disclose the fact that they were having discussions with respect to a possible transaction.

In addition, for a period of eighteen months from the date of the Confidentiality Agreement, Parent agreed not to solicit for employment or hire any officer of the Company or any employee who participated in discussions with respect to a possible transaction or who became known to Parent in its evaluation of a possible transaction, subject to certain exceptions. Parent also agreed, for a period of two years from the date of the Confidentiality Agreement, to a customary standstill. Parent’s standstill obligations will terminate earlier under certain situations set forth in the Confidentiality Agreement.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement. The Confidentiality Agreement is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

The Company and Parent have also entered into a customary nondisclosure agreement with respect to information provided by or on behalf of Parent. This nondisclosure agreement is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a) Solicitation/Recommendation.

The Board, during a meeting held on June 10, 2008, by the unanimous vote of those present (with one director absent), (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Agreement are fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable the Agreement; and (iii) resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares in the Offer and, if required by applicable law, adopt and approve the Agreement and the transactions contemplated thereby, including the Merger.

(b) Background and Reasons for the Board’s Recommendation.

Background.

The Board, together with its senior management, has from time to time reviewed and considered strategic developments and various strategic options potentially available to the Company. These discussions have included management presentations concerning possible transactions, investments and other business initiatives intended to create or enhance stockholder value.

In August 2007, a representative of Macquarie Capital Advisors (“Macquarie”) contacted a senior executive of the Company to arrange a meeting between executives of the Company and Parent to discuss potential business opportunities between the two companies, which meeting took place in October 2007. Following this meeting, Macquarie contacted Mr. Stephen M. Carter, President and Chief Executive Officer of the Company, by phone to inquire about a potential acquisition of the Company by Parent. This contact was discussed with the Board at the Board’s regularly scheduled October 2007 meeting.

On November 6, 2007, Macquarie sent a letter to the Company stating it had been retained by Parent, and that Parent was interested in entering into discussions with the Company about a potential acquisition, but the letter did not provide any indication of value. The letter expressed Parent’s willingness to enter into a confidentiality agreement with a standstill in order to obtain non-public information that would enable Parent to determine an appropriate value for the Company. The Board discussed this letter at a special Board meeting on November 9, 2007. The Board determined that no further discussions would be appropriate at that time because the Company was not for sale, and the risks of engaging in such discussions outweighed any benefit from further exploration of such an indefinite indication of interest. The Company sent a letter to Macquarie on November 13, 2007, stating that the Board had decided not to pursue this matter. This message was reiterated in a telephone conversation between Mr. Carter and a representative of Macquarie a few days later.

There was no further contact between the companies until March 24, 2008, when the Company received a letter from Mr. Chayol Koo, the Vice Chairman and CEO of Parent, addressed to Mr. Monte Haymon, Chairman of the Board, making a non-binding proposal to acquire all of the outstanding common stock of the Company for $36.00 per Share in cash. The letter indicated that the proposal was based on publicly available information, and that Parent would be prepared, following a period of due diligence, to raise the per Share price if warranted by what they learned through the diligence process. The letter requested a response from the Company by April 4, 2008. On March 20, 2008, the last trading day prior to the receipt of the letter from Mr. Koo, the Company’s stock price closed at $26.76.

At a meeting on March 25, 2008, the Board decided to retain J.P. Morgan Securities (“JPMorgan”) as its financial advisor and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) as its legal advisor to assist it in connection with the March 24 letter. At a special meeting on March 31, 2008, the Board discussed Parent’s letter with management and its advisors. Wachtell Lipton also discussed with the Board the directors’ legal duties and responsibilities, and other related matters. The Board instructed JPMorgan and Wachtell Lipton to conduct a full analysis of Parent and its proposal. The Board also instructed JPMorgan to work with management to conduct an analysis of the Company and of other strategic options available to the Company. The Board scheduled a meeting for April 8, 2008 to consider these analyses. Following the March 31 meeting and at the direction of the Board, Mr. Carter sent Macquarie a letter notifying them that the Board had retained advisors and was considering the proposal but would not meet the April 4 deadline.

On April 7, 2008, a representative of Macquarie left a voicemail message for Mr. Carter stating that Parent had noted the recent rise in the Company’s stock price, which had increased almost 17% since Parent had submitted its March 24 letter, and that he believed that there was “upside” to Parent’s then-current proposal. At the April 8, 2008 special meeting of the Board, management reviewed with the Board its five-year business model and JPMorgan provided the Board with its analyses of the Company’s value, Parent and Parent’s proposal. JPMorgan also provided an analysis of various other strategic alternatives that might be available to the Company. Following the presentations, the Board concluded that it had no interest in selling the Company at $36 per Share. However, in light of Parent’s ability and stated potential willingness to increase its proposed price, the Board concluded it would be willing to continue discussions with Parent and to provide Parent with high-level due diligence if Parent executed an appropriate confidentiality agreement that included a standstill. Following the April 8 meeting, JPMorgan advised Macquarie of the Board’s determinations.

Over the next two weeks, the parties and their advisors negotiated a confidentiality agreement with a two-year standstill, which was executed on April 22, 2008. On April 28, 2008, management of the Company and JPMorgan made a presentation to representatives of Parent and its advisors of the Company’s business, operations and prospects, and received a presentation from Parent regarding its corporate structure, business strategy, financial position and financing plans for the acquisition. The parties and their advisors had several diligence calls in the days following that presentation.

On May 1, 2008, following the close of trading, the Company reported its financial results for the first quarter of 2008, which exceeded analyst estimates and the Company’s previous earnings guidance. The Company’s stock price closed at $34.49 per Share on May 2, 2008, an increase of 11.4% from the previous closing price.

On May 6, 2008, at a regularly scheduled meeting of the Board, the Company’s management and advisors provided an update on the status of discussions with Parent, including a report on the April 28 presentations.

On the evening of May 9, 2008, Parent sent the Company a letter that contained a revised non-binding proposal to acquire all of the outstanding Shares for $41.50 per Share in cash, subject to satisfactory completion of due diligence and execution of definitive agreements. The proposal was also made contingent on the Company’s agreement to enter into a four-week exclusivity arrangement and provided for a four-week due diligence period prior to execution of any final documentation. The letter stated that the proposal would expire on May 16, 2008 if the Company had not entered into an exclusivity agreement. Following the delivery of the May 9 letter, Macquarie had a discussion with JPMorgan in which Macquarie described Parent’s planned financing structure and stated that Parent viewed its $41.50 proposal as a full price for the Shares. On May 9, 2008, the last trading day prior to the receipt of the letter from Parent, the Company’s stock price closed at $37.07.

The Board held a meeting on May 13, 2008 to obtain an update from management and its advisors and to consider the May 9 letter from Parent. Following a review of the proposed terms of the letter, JPMorgan provided the Board with an update on Parent’s planned financing for its all-cash proposal. The Board authorized JPMorgan to advise Macquarie that Parent’s current proposal was not compelling, and that the Board was not prepared to authorize an extensive due diligence process at that valuation level. The Board also directed JPMorgan to inform Parent that it would not be willing to enter into any exclusivity arrangement and that a four-week due diligence process was too long.

Following the May 13 meeting, JPMorgan delivered the Board’s message to Macquarie. On May 16, 2008, Macquarie contacted JPMorgan to indicate that Parent would be prepared to make a proposal in the $42.50 to $43.50 range and reduce its diligence period to three weeks from the opening of a data room. Further, while Parent would no longer require an exclusivity agreement to move forward, Macquarie informed JPMorgan that Parent would withdraw from the process if it became aware that the Company was soliciting bids from or having discussions with other parties. Macquarie indicated that Parent’s price was currently at the lower end of the price range indicated, with the potential for rising to the top of the range based on due diligence, but that $43.50 would be the maximum value that Parent would propose.

The Board held a meeting on May 19, 2008 to consider Parent’s revised proposal. The Board also discussed with its advisors the continued rise in the Company’s stock price, which closed at $38.36 the last trading day before the May 19 meeting. After discussion of Parent’s revised proposal, the Board decided to permit Parent to conduct due diligence for a three-week period but instructed JPMorgan to inform Parent that this did not mean that the Board had accepted the price range proposed by Parent. The Board also instructed Wachtell Lipton to engage in negotiation of potential deal documentation with Parent’s U.S. legal counsel, Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”). The Board also discussed an unsolicited contact that had been made by another investment banker in late April who indicated that he had heard that there was a possible transaction between the Company and Parent, and expressed possible interest of another non-U.S. company in a transaction with the Company. JPMorgan noted that if this other company had any real interest in a potential transaction with the Company it would likely contact the Company directly. JPMorgan reviewed a list of potential acquirors of the Company that it had discussed at previous Board meetings, and noted that there did not appear to be a likely competing bidder with a strong strategic fit and financial capability at that time. JPMorgan also noted that if there were any other parties interested in acquiring the Company, they would have reasonable opportunity to come forward following a public announcement, assuming the Company were to enter into a transaction with Parent. The Board discussed this contact and agreed that, as discussed at previous Board meetings, the Company had not been put up for sale, and that the risk of additional rumors, the speculative nature of the contact, the lack of additional contact since the initial call and the potential loss of the Parent proposal did not merit pursuing the possible interest of this other company or soliciting other possible bidders at that time.

Following this meeting, the Company’s management and advisors began collecting documents for the creation of a data room for due diligence purposes. Over the next two and a half weeks, Parent engaged in due diligence investigations of the Company. Also during this period, Cleary Gottlieb and Wachtell Lipton, with management from both parties, negotiated draft transaction documentation. In the course of negotiating the merger agreement, Wachtell Lipton sought, among other things, a “go shop” period to permit the Company to solicit alternative offers, a minimal “break-up” fee in the event the Company were to terminate the transaction to accept a higher offer, and an extension of the minimum initial tender offer period to up to seven weeks to increase the opportunity for a third party, if it were interested in making a competing bid, to have time to do so. During this period, Cleary Gottlieb advised Wachtell Lipton that retention of the Company’s senior management team was very important to Parent since it did not have significant operations in North America and Europe, and that it was a condition to their proposal that new employment agreements with the Company’s senior management be entered into prior to signing that would become effective upon Parent’s acquisition of control. Wachtell Lipton informed Cleary Gottlieb that it should provide proposed forms of employment agreements, but that direct negotiations with the Company’s management would not be permitted unless and until the parties had reached an agreement in principle on price and other material terms for the acquisition of the Company.

Shortly before the meeting of the Board on June 4, 2008, Macquarie contacted JPMorgan to discuss the Company’s rising stock price and the fact that it had recently traded above the $42.50-$43.50 price range proposed by Parent. Macquarie indicated Parent might be willing to make a proposal that was close to the Company’s stock price at that time, which was slightly over $44 per Share, if Parent could obtain some encouragement that there was opportunity for entering into a transaction at that level. Macquarie said that without such encouragement Parent was considering possibly withdrawing from the process.

At the June 4 Board meeting, the Board again discussed with its advisors the recent performance of the Company’s common stock. The Company’s advisors and management indicated that, other than the late April contact from the investment banker referred to above indicating that such banker had heard that Parent was interested in acquiring the Company, they were not aware of any leak of a potential transaction and that so far as they were aware that information was not in the marketplace. On the other hand, JPMorgan noted that the Company’s stock, which had increased over 60% since Parent had made its $36 per Share proposal, had recently decoupled from its peer group in terms of how the Company had historically traded in relation to those peers and that it was possible that speculation, together with the Company’s low trading volumes, might be factoring into the recent trading patterns. Management and the Company’s advisors updated the Board on the diligence process and the status of the negotiations over contract terms. The Board instructed management and its advisors to advise Parent’s advisors that the Board had not pre-determined a price level that would be required, and that Parent should complete its due diligence process promptly and make its best offer.

On June 5, 2008, Cleary Gottlieb informed Wachtell Lipton that a reporter in Hong Kong was contacting Parent’s financing sources about a report that Parent was working with Asian financing sources on an acquisition of a U.S. company. Cleary Gottlieb stated that Parent was very concerned about the risk of a leak and was prepared to accelerate the completion of its due diligence and seek to finalize negotiations on documentation and its financing commitments in an effort to be in a position to potentially execute and announce a transaction on June 9, 2008. Wachtell Lipton advised Cleary Gottlieb that it would seek to finalize negotiations on the merger agreement over the next several days, but execution of a definitive merger agreement would also require all financing commitments to be in place, and there was no assurance that the requested timetable could be achieved.

On June 6, 2008, following the close of trading, Macquarie contacted JPMorgan to inform the Company that Parent was prepared to make a proposal of $45 per Share structured as a two-step tender offer and merger with a 2% break-up fee and a 7-week period between signing and the earliest closing of the tender offer. While Parent rejected providing the Company with a “go shop” period, Parent agreed that the Company would have the ability to provide non-public information to, and negotiate with, third parties which submitted unsolicited proposals that the Board determined could reasonably result in a superior proposal. Parent’s proposal had the support of the major shareholders of Parent but was subject to approval by Parent’s board of directors, which was scheduled to meet on the evening (New York time) of Sunday, June 8, 2008 if Parent were first advised that the Company’s Board had indicated that it would be prepared to accept such a proposal. Parent requested that the Board meet on Sunday, June 8, to consider the proposal, so that if a final agreement were reached it could be approved by both boards and announced before the stock markets opened on Monday morning. Macquarie indicated that this was Parent’s best and final proposal. On June 6, 2008, the Company’s stock price closed at $44.75.

At a Board meeting on the morning of June 7, 2008, JPMorgan informed the Board of Parent’s $45 per Share proposal and the other terms described by Macquarie. Wachtell Lipton updated the Board on the current state of the negotiation of the transaction documentation and discussed the principal open issues. Wachtell Lipton also informed the Board about the potential leak in Asia and Parent’s desire to finalize the transaction before the markets opened on June 9, 2008. JPMorgan then reviewed the deal financing structure proposed by Parent and noted that certain financing commitments would not be available until at least the evening of June 8. The Board discussed the revised proposal from Parent and the information it had just received from its advisors and concluded that there was not adequate time to make a final decision by the evening of June 8, particularly in view of the incomplete status of the financing arrangements. The Board agreed to schedule a meeting for the morning of June 10, 2008 and instructed management and the advisors to finalize all deal terms and financing arrangements and provide appropriate documentation to the Board in advance of the meeting.

Following the June 7 morning Board meeting, JPMorgan and Wachtell Lipton contacted Parent’s financial and legal advisors to inform them of the Board’s decision to meet on June 10 to consider a definitive agreement. Cleary Gottlieb reiterated that the $45 per Share proposal was Parent’s final proposal, and that Parent might decide to withdraw from the process in view of the Board’s decision not to meet until June 10 and the risk of a leak about the potential transaction, unless the Company could confirm that its management was supportive of a $45 per Share transaction. The Board reconvened on the evening of June 7 and the advisors updated the Board on the discussions they had with their counterparts. The Board confirmed its prior decision to hold the meeting on June 10 in order to ensure a full and deliberative review of all appropriate information, including information regarding Parent’s financing as well as the final terms of the transaction documents. The Board instructed its advisors to inform Parent’s advisors that the Board did not believe it would be appropriate to respond to their request regarding management’s position on a $45 per Share proposal. The Company’s advisors so advised Parent’s advisors, and also indicated that the Board had arranged to meet on June 10, in person in New York City, in order to fully and carefully review the proposal.

Over the next two days, advisors to the Company and Parent, working with management, proceeded to finalize the transaction documentation and review the financing commitments for the transaction. On the evening of June 9, 2008, Wachtell Lipton and JPMorgan contacted Cleary Gottlieb and Macquarie to inform them that they had learned that a wire report had been released in Hong Kong that disclosed that Parent was seeking financing to acquire the Company. In the early morning of June 10, 2008, the Board held a brief meeting to consider the report, which had since been picked up by U.S. news sources. After consultation with and upon the advice of its advisors, the Board decided that the Company should issue a press release describing the current state of the negotiations. At Parent’s request, the release included a statement that Parent had advised that $45 was its final proposal.

Beginning later in the morning on June 10, 2008, the Board met with senior management and their outside legal and financial advisors. Management updated the Board on the Company’s financial performance in the second quarter as well as its outlook for the rest of the year based upon recent economic conditions. Management noted that its updated outlook did not change the long-term business plan that had previously been provided to the Board and Parent. Wachtell Lipton again reviewed with the Board the legal standards applicable to its decisions and actions with respect to its consideration of the proposed transaction. JPMorgan reviewed with the Board the structure and other material terms of the proposed transaction, and financial information regarding the Company, Parent and the transaction, as well as information regarding peer companies and comparable transactions. JPMorgan also reviewed the Company’s trading price history, particularly the substantial increase in the Company’s stock price since the receipt of Parent’s initial $36 per Share proposal, and compared the Company’s stock price performance with its peer group both historically and during the recent trading period. JPMorgan and Wachtell Lipton then reviewed the structure of Parent’s financing and the terms of the financing commitments that Parent provided, noting that Parent’s proposal would not be subject to any financing contingency.

Wachtell Lipton reviewed (1) the terms of the proposed transaction agreements, including a discussion with the Board and JPMorgan regarding the circumstances under which the Company could provide non-public information to, and consider and accept a superior proposal from, a competing bidder; (2) the regulatory approvals that would be required to complete the proposed transaction; (3) the likely process and timetable of the tender offer and merger, including expected timing for obtaining the required regulatory approvals; and (4) compensation and benefit issues, and other employment matters including Parent’s condition to its proposal, which had also been discussed at prior meetings, that Messrs. Carter, Aldridge and Deedy and Ms. Blackford enter into employment agreements with the Company to become effective after the consummation of the tender offer. JPMorgan advised the Board that it would be prepared to provide a fairness opinion with respect to Parent’s $45 proposal. Following extensive discussion, it was the consensus of the Board to move forward with Parent’s proposal. The Board then authorized management to engage in negotiations with Parent on the terms of the employment agreements that Parent had proposed, and adjourned until later that evening, following Parent’s meeting of its board of directors.

During the adjournment, the Company’s advisors advised Parent’s advisors of the consensus of the Board to move forward with the Parent proposal, and members of management provided Parent and its advisors with an update on the Company’s expected financial performance in the second quarter as well as its outlook for the rest of the year. Wachtell Lipton also worked with the four members of senior management and Cleary Gottlieb to finalize terms for the employment agreements that were a condition to Parent’s proposal.

Following Parent’s board meeting, Parent’s advisors informed the Company that Parent’s board had approved the transaction. The Board reconvened its meeting and Wachtell Lipton informed the Board that agreements in principle had been reached with each of the four members of management and described those terms. See Item 3 above. JPMorgan then reviewed and delivered JPMorgan’s opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of the Shares as part of the tender offer and merger. See “—(d) Opinion of the Company’s Financial Advisor” below. Wachtell Lipton then reviewed the proposed resolutions approving the transaction.

Following these reviews and discussions, and discussions among the members of the Board and its advisors, including consideration of the factors described under “Reasons for the Recommendation” directly below and that had been discussed over the course of several meetings, the Board voted to approve the proposed merger agreement and the transactions contemplated thereby. Separately, the compensation committee of the Board approved certain employee benefits matters described in Item 3 above.

Following this Board meeting, the merger agreement and employment agreements were finalized and executed by the parties thereto. The transaction was publicly announced at approximately 3:00 a.m. New York City time on June 11, 2008.

Reasons for the Recommendation.

In reaching its decision to approve the Agreement and recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer and, if required by law, adopt and approve the Agreement and the transactions contemplated thereby, the Board considered a number of factors. The material favorable factors were the following:

•

The Board’s belief that the Offer and the Merger represented the surest and best prospect for maximizing stockholder value, based on (a) the Board’s assessment, after consultation with its financial advisors, of the alternatives, including continuing to operate as an independent public company; (b) the potential risk of loss of opportunity to enter into a transaction with Parent if the Agreement were not approved in the current timeframe; and (c) the lack of assurance that there would be another opportunity in the future for the Company’s stockholders to receive as high a price as that contemplated by the proposed transaction.

•

The current and prospective conditions of the industries in which the Company operates and how those industries are expected to evolve over the next several years. In particular, the Board considered the ability of the Company to compete and the rate at which the Company’s business could expand in current market conditions and given the general projected decline of the OSP copper communications cable business. The Board also considered the historical, current and prospective financial condition, results of operations and business and strategic objectives of the Company. The Board evaluated the opportunities and risks inherent in attempting to achieve those objectives as a standalone business.

•

The price to be paid pursuant to the Offer and the Merger, which represents a premium of 8.9%, 29.3% and 54.9%, based on the latest one-month, three-month and six-month volume weighted average market prices, respectively, as of June 10, 2008.

•

The analysis by JPMorgan of the historical and recent trading prices for the Shares, and JPMorgan’s observation that the Company’s stock price had recently deviated significantly from its historic relationship to its peer group, with the implication that the recent increase in the Company’s stock price (over 80% since the beginning of the year and over 30% in the few weeks leading up to June 10, 2008) could partly reflect speculative trading unrelated to business fundamentals.

•

The fact that Parent had increased its proposed offer price three times, representing an aggregate increase of 25% over its initial offer price, and the Board’s belief, based in part upon Parent’s express public and private statements to such effect, that $45 per Share was Parent’s best and final proposal.

•	The Board’s belief that Parent is an attractive strategic acquirer, having a complementary business platform, a strong financial position to grow the business, and an excellent business reputation.

•

The fact that the parties have agreed that the Offer would not close until at least seven weeks after announcement, which would provide a reasonable opportunity for any potential serious competing bidder to submit a proposal to the Company, giving the Company the ability, prior to the consummation of the Offer, to discuss and negotiate alternative acquisition proposals if certain conditions are satisfied, including where the Company receives an unsolicited bona fide acquisition proposal that the Board determines in good faith constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal (as defined in the Agreement).

•

The Board’s ability, prior to the consummation of the Offer, to change its recommendation regarding the advisability of the Offer and the Merger even in the absence of any competing acquisition proposal if the Board determines in good faith, after consultation with the Company’s outside counsel, that the failure of the Board to change its recommendation would be reasonably likely to constitute a breach of the directors’ fiduciary obligations to stockholders.

•

The Company’s right to terminate the Agreement prior to the Purchase Time to enter into an acquisition transaction with a third party that the Board determines to be a Superior Proposal if certain conditions are satisfied and the Company pays a termination fee of $18.5 million, which represents approximately 2% of the transaction value to the Company’s stockholders.

•	The advice from the Company’s legal and financial advisors that a 2% break-up fee, which is inclusive of the expenses incurred by Parent, was significantly lower than average break-up fees.

•

The Board’s belief, based on discussions with its advisors, that the break-up fee, “no-shop” and limited “matching rights” provisions of the merger agreement as negotiated should not unreasonably interfere with the ability of a third party to make a competing bid.

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The Board’s belief, based on its discussions with JPMorgan and management, that there did not appear to be a likely competing bidder with a strong strategic fit and financial capability, and that a private equity firm could not reasonably finance an acquisition at $45 per Share.

•

The Company’s right to terminate the Agreement prior to the Purchase Time in the event of certain breaches or failures by Parent or Purchaser of their representations, warranties, covenants or agreements set forth in the Agreement.

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The fact that the Offer and the Merger, because they are solely for cash consideration, provide certainty as to the value of the consideration to be received in the proposed transactions and that Parent’s obligations to purchase Shares in the Offer and to close the Merger are subject to limited conditions.

•

The financing commitments received by Parent for all of the funds needed to consummate the Offer and the Merger, the financial strength of both Parent and the financial institutions providing such commitments and the fact that the transactions are not subject to Parent’s ability to obtain financing.

•

The provisions of the Agreement relating to specific enforcement and enforceability of judgments, including Parent’s agreement that if the Company or any other person obtains a judgment of a Delaware state or federal court, that such person may bring an action with respect to recognition and enforcement thereof in a court in Korea, and that Parent irrevocably waives, and agrees not to assert, any contention that such judgment may not be recognized and/or enforced in whole or in part.

•

The other terms of the Agreement, including the commitment by Parent with respect to obtaining all regulatory approvals, and the Board’s expectation, after considering advice of counsel, with respect to obtaining all regulatory approvals in a timely manner.

•

The fact that stockholders who do not tender their Shares pursuant to the Offer will have the right under the Delaware General Corporation Law to dissent from the Merger (if the Merger occurs) and to demand appraisal of the fair value of their Shares, whether or not a stockholder vote is required to approve the Merger.

•

The fact that the transaction is structured as a tender offer which can generally be completed, and cash consideration delivered to stockholders, on a shorter timetable than would have been the case with a one-step merger, and the commitment of Parent to provide subsequent offering periods following consummation of the Offer to permit shareholders who did not tender to receive the same offer price prior to the consummation of the Merger.

•

The opinion of JPMorgan delivered to the Board on June 10, 2008, to the effect that, as of such date and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth therein, the $45.00 per Share in cash to be received by holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of the written opinion of JPMorgan, dated June 10, 2008, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex B and is incorporated herein by reference. JPMorgan provided its opinion for the information of the Board in connection with its consideration of the Offer and the Merger. JPMorgan’s opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter. For a further discussion of JPMorgan’s opinion, see “—(d) Opinion of the Company’s Financial Advisor” below.

The Board weighed the foregoing factors against the following negative considerations:

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The covenant in the Agreement prohibiting the Company from soliciting other potential acquisition proposals, and restricting its ability to provide non-public information or engage in discussions or negotiations of other potential acquisition proposals unless the Company has first received a bona fide acquisition proposal that the Board determines in good faith, after consultation with its financial and legal advisors, constitutes or could reasonably be expected to result in a Superior Proposal.

•

The fact that the Company did not solicit alternative bids prior to executing the Agreement. In making the decision not to solicit alternative bids, the Board weighed the likelihood that a more attractive bid would be received against the risk of losing Parent’s proposal and the increased risk of leaks, and potential disruption to the Company’s business and employees, arising from a broader sales process.

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The fact that the $45 per Share proposal was below the closing price of $45.44 on June 9, 2008, the last full trading day before the Company announced it was in discussions with Parent regarding a potential business combination.

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The covenants in the Agreement requiring the Company’s business prior to the completion of the Offer to be conducted in the ordinary course, as well as various other operational restrictions on the Company prior to the completion of the Merger.

•

The risks and costs to the Company if the Offer does not close, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships.

•

The fact that the Company’s stockholders who tender their Shares (or whose Shares are converted to cash in the Merger, if it occurs) will not participate in any future earnings or growth of the Company and will not benefit from any future appreciation in the value of the Company.

•

The risk that Parent may terminate the Agreement and not complete the Offer in certain circumstances, including, subject to certain conditions, if there is a Material Adverse Effect (as defined in the Agreement), or if the Company does not perform its obligations under the Agreement in all material respects.

•	The provision in the Agreement requiring the Company to pay a $18.5 million termination fee if the Agreement is terminated to accept a Superior Proposal and in certain other circumstances.

•

A recent analyst report which increased the analyst’s 2009 price target from $41 to $52, in part because the analyst included a company in its peer group that had a significantly different product focus and substantially higher margins than the Company.

•	The fact that the all-cash consideration in the transaction will be taxable to the Company’s stockholders that are U.S. persons for U.S. federal income tax purposes.

The Board also considered the following:

•	The matters described above in Item 3(a) “Arrangements with Directors and Executive Officers of the Company.”

•	The other terms and conditions of the Offer, the Merger and the Agreement.

•	The directors’ knowledge of the Company’s business, financial condition, results of operations and current business strategy.

•	The risks and uncertainties associated with the Company remaining an independent publicly traded company, which are described in the “Risk Factors” section in the Company’s Annual Report on Form 10-K.

The Board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to the Company’s stockholders outweigh the negative considerations. The Board determined that the Offer and the Merger represent the best reasonably available alternative to maximize stockholder value with minimal risk of non-completion.

The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Agreement, the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors.

(c) Intent to Tender.

To the best of the Company’s knowledge, all of the Company’s directors, executive officers, and affiliates intend to tender for purchase pursuant to the Offer all Shares which they own (both of record and beneficially), other than Shares that remain subject to unexercised stock options. No subsidiaries of the Company own Shares.

(d) Opinion of the Company’s Financial Advisor.

Pursuant to an engagement letter dated April 23, 2008, the Company retained JPMorgan to act as its financial advisor in connection with the transactions contemplated by the Agreement.

At the meeting of the Board on June 10, 2008, JPMorgan rendered its written opinion to the Board that, as of such date and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the consideration to be paid to the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of JPMorgan dated June 10, 2008, which sets forth, among other things, the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with its opinion, is included as Annex B to this Schedule 14D-9 and is incorporated herein by reference. The summary of JPMorgan’s opinion below is qualified in its entirety by reference to the full text of the opinion, and the Company’s stockholders are urged to read the opinion carefully and in its entirety. JPMorgan provided its opinion for the information of the Board in connection with and for the purposes of the evaluation of the transactions contemplated by the Agreement. JPMorgan’s written opinion addresses only the consideration to be paid to the holders of Shares in the Offer and the Merger, and does not address any other matter. JPMorgan’s opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its Shares into the Offer or how such stockholder should vote with respect to any matter if such vote is required. The consideration to be paid to the holders of Shares in the Offer and Merger was determined in negotiations between the Company and Parent, and the decision to approve and recommend the Offer and Merger was made by the Board.

In arriving at its opinion, JPMorgan, among other things:

•	reviewed a draft, dated June 8, 2008, of the Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•

compared the proposed financial terms of the Offer and the Merger with the publicly available financial terms of certain transactions involving companies JPMorgan deemed relevant and the consideration received for such companies;

•

compared the financial and operating performance of the Company with publicly available information concerning certain other companies JPMorgan deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of the Company; and

•	performed such other financial studies and analyses and considered such other information as JPMorgan deemed appropriate for the purposes of its opinion.

In addition, JPMorgan held discussions with certain members of the management of the Company and Parent with respect to certain aspects of the Offer and the Merger and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company and certain other matters JPMorgan believed necessary or appropriate to its inquiry.

In giving its opinion, JPMorgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with JPMorgan by the Company and Parent or otherwise reviewed by or for JPMorgan, and JPMorgan has not independently verified (nor has JPMorgan assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. JPMorgan has not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor has JPMorgan evaluated the solvency of the Company or Parent under any state or federal or other applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to JPMorgan or derived therefrom, JPMorgan has assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. JPMorgan expresses no view as to such analyses or forecasts or the assumptions on which they were based. JPMorgan has also assumed that the Offer, the Merger and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement did not differ in any material respects from the draft thereof furnished to JPMorgan. JPMorgan has also assumed that the representations and warranties made by the Company and Parent in the Agreement and the related agreements are and will be true and correct in all respects material to JPMorgan’s analysis. JPMorgan is not a legal, regulatory or tax expert and has relied in all legal, regulatory and tax matters on the assessments made by advisors to the Company with respect to such issues. JPMorgan has further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger, including, without limitation, any consents or approvals required pursuant to Section 721 of the United States Defense Production Act of 1950, as amended, will be obtained without any adverse effect on the Company or on the contemplated benefits of the Offer and the Merger.

The projections furnished to JPMorgan by the Company were prepared by the management of the Company. The Company does not publicly disclose internal management projections of the type provided to JPMorgan in connection with JPMorgan’s analysis of the Offer and the Merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

JPMorgan’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion and that JPMorgan does not have any obligation to update, revise, or reaffirm its opinion. JPMorgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the holders of the Shares in the Offer and the Merger and JPMorgan expresses no opinion as to the fairness of the Offer and the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Offer and the Merger. Furthermore, JPMorgan expresses no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Offer or the Merger, or any class of such persons relative to the consideration to be received by the holders of the Shares in the Offer and the Merger or with respect to the fairness of any such compensation.

In addition, in arriving at its opinion, JPMorgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

In accordance with customary investment banking practice, JPMorgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by JPMorgan in connection with providing its opinion.

Comparable precedent public company trading multiples analysis.

Using publicly available information, JPMorgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which JPMorgan judged to be analogous to the Company’s business. These companies were selected, among other reasons, because they share similar business characteristics to the Company based on operational characteristics and financial metrics. However, none of the companies selected is identical or directly comparable to the Company. Accordingly, JPMorgan made judgments and assumptions concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

In its analysis, JPMorgan identified two sets of comparable companies: the “U.S. Peers” (General Cable Corporation, CommScope, Inc., Belden Inc., Encore Wire Corporation and Coleman Cable, Inc.) and the “European Peers” (Draka Holding N.V., Leoni AG, Nexans and Prysmian S.p.A). For each selected company, JPMorgan calculated such company’s firm value divided by the estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”), or “FV/EBITDA,” at December 31, 2008 and December 31, 2009, respectively, and such company’s price divided by the estimated earnings per share, or “Price/EPS,” at December 31, 2008 and December 31, 2009, respectively. For purposes of this analysis, a company’s firm value is calculated as the market value of such company’s common stock (as of June 9, 2008) plus the value of such company’s indebtedness and minority interests and preferred stock, minus such company’s cash, cash equivalents and marketable securities.

The following table represents the results of this analysis:

Peer Group	Range		Median
	2008	2009	2008	2009
U.S. Peers
FV/EBITDA	6.4x-9.0x	6.0x-8.4x	7.8x	7.1x
Price/EPS	11.0x-15.9x	8.6x-14.1x	13.5x	12.2x

European Peers
FV/EBITDA	5.4x-7.4x	4.8x-7.0x	6.5x	5.9x
Price/EPS	9.2x-11.2x	8.4x-11.0x	10.8x	9.6x

Based on the results of this analysis and other factors that JPMorgan considered appropriate, JPMorgan applied a FV/EBITDA of 6.25x-7.00x for 2008 and 6.00x-6.75x for 2009, and a Price/EPS of 10.5x-13.5x for 2008 and 8.5x-11.5x for 2009, to the Company’s management model. This resulted in an implied equity value per Share of $39.50 to $45.75 and $44.00 to $51.25 based on FV/EBITDA for 2008 and 2009, respectively, and $33.00 to $42.50 and $32.00 to $43.25 based on Price/EPS for 2008 and 2009, respectively.

Selected precedent transactions analysis.

Using publicly available information, JPMorgan examined the following selected transactions over the last decade involving businesses which JPMorgan judged to be analogous to the Company’s business:

Date Announced	Acquiror	Target
May 29, 2008	Nexans	Intercond
November 15, 2007	Nexans	Madeco S.A.’s Wire & Cable business
October 16, 2007	Leoni AG	Valeo Connective Systems
September 12, 2007	General Cable Corporation	Phelps Dodge International Corp.
June 8, 2007	Quintana Energy Partners L.P.	AmerCable Incorporated
March 11, 2007	Coleman Cable, Inc.	Copperfield, LLC
February 6, 2007	Belden Inc.	LTK Wiring Co. Ltd.
November 9, 2006	Nexans	Olex Cables Pty. Ltd.
March 22, 2006	Francisco Partners	Viasytems Group, Inc.’s Wire Harness Industries Inc.
November 16, 2005	Rea Magnet Wire, Inc.	Phelps Dodge Magnet Wire Company North America
June 1, 2005	Goldman Sachs Capital Partners	Pirelli & C. S.p.A. - Cables & Sys Div
December 13, 2004	Investor Group	Cunext Copper Industries, S.L.
May 18, 2004	ADC Telecommunications, Inc.	The Krone Group
February 5, 2004	Belden Inc.	Cable Design Technologies Corporation
October 26, 2003	CommScope, Inc.	Avaya Inc.’s Connectivity Solutions business
February 11, 2000	Viasystems Group Inc.	International Wire Group, Inc.’s Wire Harness segment
October 23, 1998	Superior Telecom Inc.	Essex International Inc.

These transactions were, in JPMorgan’s judgment, deemed to be most relevant in evaluation of the Offer and the Merger.

For each of the selected transactions, JPMorgan calculated and, to the extent information was publicly available, compared the transaction value divided by the target’s EBITDA for the latest twelve months as of the quarter ended immediately prior to the announcement of the respective transaction (“LTM EBITDA”), or “Transaction Value/LTM EBITDA Multiple”. This analysis indicated the following implied multiples and implied median multiples based on the selected transactions:

Transaction Value/LTM EBITDA Multiple
High	12.6x
Low	5.5x
Median	7.1x

Based on the results of this analysis and other factors that JPMorgan considered appropriate, JPMorgan derived a Transaction Value/LTM EBITDA Multiple of 6.0x-7.5x to the Company’s EBITDA for the twelve-month period ending on March 31, 2008. This resulted in an implied equity value per Share of $35.50 to $47.75.

Discounted cash flow analysis.

JPMorgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per Share. JPMorgan calculated the unlevered free cash flows that the Company is expected to generate in the fiscal years 2008 through 2017 based upon financial projections prepared by the Company’s management through the years ended 2012 and financial projections prepared by the Company’s management and adjusted, with guidance from the Company’s management, by JPMorgan for the years from 2013 through 2017. JPMorgan also calculated a range of terminal firm values, terminal equity values and implied terminal EBITDA multiples for the Company by applying, based upon the Company’s management guidance and JPMorgan’s judgment and experience, a perpetual growth rate ranging from 1.50% to 2.50% to the Company’s unlevered free cash flow during the final year of the 10-year period ending 2017. The unlevered free cash flows and the range of terminal firm values, terminal equity values and implied terminal EBITDA multiples were then discounted to present values using a range of discount rates from 10.0% to 12.0%. This discount rate range was based upon an analysis of the weighted average cost of capital of the Company conducted by JPMorgan. The present value of the unlevered free cash flows and the range of terminal firm values, terminal equity values and implied terminal EBITDA multiples were then adjusted for the Company’s excess cash, option exercise proceeds and total debt as of March 31, 2008. Based on the foregoing, this analysis indicated an implied equity value per Share of between $31.00 to $46.25.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, JPMorgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, JPMorgan considered the results of all its analyses as a whole and made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

Analyses based on forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by JPMorgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, JPMorgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed as described in the above summary was identical to the Offer and the Merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of JPMorgan’s analysis, may be considered similar to those of the Company. The transactions selected were similarly chosen for their participants, size and other factors that, for purposes of JPMorgan’s analysis, may be considered similar to those of the Offer and the Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company and the transactions compared to the Offer and the Merger.

The opinion of JPMorgan was one of the many factors taken into consideration by the Board of the Company in making its determination to approve the Offer and the Merger. The analyses of JPMorgan as summarized above should not be viewed as determinative of the opinion of the Board of the Company with respect to the value of the Company, or of whether the Board of the Company would have been willing to agree to different or other forms of consideration.

As part of its investment banking and financial advisory business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

JPMorgan has acted as financial advisor to the Company with respect to the Offer and the Merger. For services rendered in connection with the Offer and Merger and the delivery of its opinion, the Company has agreed to pay JPMorgan a fee of approximately $12 million, a substantial portion of which will only become payable if the Offer is consummated. In addition, the Company has agreed to reimburse JPMorgan for its reasonable expenses and to indemnify JPMorgan for certain liabilities arising out of its engagement. During the two years preceding the date of this letter, JPMorgan and its affiliates have had commercial or investment banking relationships with the Company and Parent, for which JPMorgan and such affiliates have received customary compensation. Such services during such period have included acting as Joint Bookrunner on the Company’s equity offering in June 2006 and acting as ratings advisor for Parent. In the ordinary course of JPMorgan’s businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of the Company or Parent for its own account or for the accounts of customers and, accordingly, JPMorgan may at any time hold long or short positions in such securities.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

The Company retained JPMorgan as its financial advisor in connection with a possible sale of the Company. JPMorgan has provided an opinion to the Board that, as of June 10, 2008 and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth therein, the $45.00 per Share in cash to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders, a copy of which is filed as Annex B hereto and incorporated herein by reference. JPMorgan provided its opinion for the information of the Board in connection with its consideration of the Offer and the Merger. The opinion of JPMorgan is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

Pursuant to the terms of an engagement letter dated April 23, 2008, the Company has agreed to pay JPMorgan the fees described in Item 4 above. The Company has also agreed to reimburse JPMorgan for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify JPMorgan against various liabilities, including certain liabilities under the federal securities laws.

The Company has retained Georgeson Inc. to assist it in connection with communications with its stockholders with respect to the Offer. The Company has agreed to pay Georgeson Inc. customary compensation for its services and to reimburse it for certain expenses in connection with its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

On May 15, 2008, Debrah Baker-Oliver, Senior Vice President of corporate administrative services, (1) exercised Company stock options to acquire 20,000 Shares at an exercise price of $13.48 and 5,794 Shares at an exercise price of $17.84 and (2) sold, on the NASDAQ exchange, 25,294 Shares at a price of $40 per Share, 100 Shares at a price of $40.01 per Share and 400 Shares at a price of $40.03 per Share. No other transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, any current executive officer, director, affiliate or subsidiary of the Company, other than compensation in the ordinary course of business in connection with the Company’s employee benefit plans and payroll contributions to the Company’s 401(k) plan.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to (a) a tender offer or other acquisition of the Company’s securities by Parent, any subsidiary of the Company or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as set forth above, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this paragraph.

Item 8.	Additional Information.

(a) Section 203 of the Delaware General Corporation Law.

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15 percent or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. Because the Board approved the Agreement, including the Offer and the Merger, the Offer and the Merger are not subject to the restrictions of Section 203 of the DGCL.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. As set forth in the Offer to Purchase, if any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and the Company, then Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, then Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of the Shares, and Purchaser might be unable to accept for payment or pay for the Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered pursuant to the Offer.

(b) Appraisal Rights.

No appraisal rights are available to holders of Company Shares in connection with the Offer. However, if the Merger is consummated, each person who is a holder of Shares at the Effective Time (i.e., not including former stockholders whose Shares were tendered and purchased in the Offer) and who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to seek and obtain a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder. Unless the Delaware court in its discretion determines otherwise for good cause shown, this rate of interest will be five percent over the Federal Reserve discount rate (including any surcharge) as established from time to time between the Effective Time and the date of payment and will be compounded quarterly. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share to be paid pursuant to the Offer and the Merger. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price in accordance with the Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger within 60 days after the Effective Date.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, the text of which is set forth in Annex C hereto and incorporated by reference herein.

(c) Regulatory Approvals.

HSR Act. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain transactions may not be completed unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. The initial waiting period for an all-cash tender offer is 15 calendar days from the date the acquiring party makes its filing, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and issues a formal request for additional information and documentary material. In the event of such request, the waiting period is extended until 10 calendar days after substantial compliance by the acquiring party with such request. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or legal holiday, then the period is extended until the end of the next day that is not a Saturday, Sunday or legal public holiday. The Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Parent pursuant to the Offer. At any time before or after the completion of any such transactions, the Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties, or individual States of the United States, may also bring legal actions under the antitrust laws of the United States. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.

Parent and the Company each filed its notification and report form with the Division and the FTC on June 20, 2008. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on July 7, 2008, unless such period is terminated earlier or extended by the issuance of a request for additional information and documentary material.

Other Regulatory Approvals.

Parent and the Company intend to make filings and obtain regulatory approvals from the competition authorities in China, Germany and Spain. Under the terms of the Agreement, the closing of the Offer is conditioned upon approval or the expiration of an applicable waiting period commenced by making the appropriate filings with the competition authorities of China, Germany, and Spain. Parent and the Company filed a premerger notification in China on June 19, 2008, a premerger notification in Germany on June 26, 2008, and a premerger notification filing in Spain on June 30, 2008. Parent and the Company will make any other necessary filings as may be required under the laws of any other foreign jurisdictions as expeditiously as possible.

We cannot be certain that such approvals will be granted, and if such approvals are granted, we cannot be certain as to the date of the approval. Transactions such as Parent’s acquisition of Shares pursuant to the Offer are frequently scrutinized by foreign competition authorities. Therefore, there can be no assurance that a challenge to the Offer under foreign antitrust or competition laws will not be made or, if such a challenge is made, the result thereof. If any of the applicable waiting periods in China, Germany and Spain has not expired or been terminated or any approval required to consummate the Offer under the laws of China, Germany or Spain has not been obtained, neither Parent nor Purchaser will be obligated to accept for payment or pay for any tendered Shares unless and until such applicable waiting period has expired or such approval has been obtained.

Parent and the Company and certain of their respective subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer and the Merger. Certain of such filings or approvals, if required or desirable, may not be made or obtained prior to the expiration of the Offer. Parent and the Company are analyzing the applicability of any such laws and currently intend to take such action as may be required or desirable. Pursuant to the Merger Agreement, the receipt of all required material approvals or consents in respect of the Merger under any applicable foreign antitrust laws and the expiration or termination of any required waiting periods thereunder is a condition to effecting the Merger. The receipt of all such approvals is not a condition to the Offer. The receipt of approvals and consents under the antitrust laws of Germany, Spain and China and the termination or expiration of any applicable waiting periods thereunder are the only foreign antitrust approvals required as a condition to the Offer. It is possible that there may be a period of time after the expiration of the Offer and before receipt of all required material approvals or consents in respect of the Merger under any applicable foreign antitrust laws and the expiration or termination of any required waiting periods, when Parent may not be permitted to exercise certain of its voting rights as regards those Shares acquired in the Offer until such required material approvals or consents are obtained or until the expiration or termination of any required waiting periods. However, if any foreign governmental entity takes an action prior to the completion of the Offer that might have certain adverse effects, Purchaser may not be obligated to accept for payment or pay for any Shares tendered.

Exon-Florio. Under Section 721 of the United States Defense Production Act of 1950, the Committee on Foreign Investment in the United States (“CFIUS”) may prevent the consummation of certain transactions involving the foreign acquisition of U.S. companies whose business is relevant to national security. A party or parties to a transaction may, but are not required to, submit to CFIUS a voluntary notice of the transaction. CFIUS has 30 calendar days from the date of submission to decide whether to initiate a formal investigation. If CFIUS declines to investigate, it sends a “no action” letter, and the review process is complete. If CFIUS decides to investigate, it has 45 calendar days in which to prepare a recommendation to the President of the United States, who must then decide within 15 calendar days whether to block the transaction. While filing with CFIUS is voluntary, the committee may review transactions not voluntarily submitted at its discretion. Parent and the Company do not believe that the Offer and the Merger raise questions relevant to national security and have not filed, and do not currently intend to file, for CFIUS review. However, CFIUS has authority to initiate reviews in the absence of a filing, and Parent, by agreement with the Company, may determine that Parent and the Company shall jointly make a voluntary filing if Parent believes, based on communications from a Governmental Entity, that CFIUS may otherwise commence a review of the transaction. Should the transaction become subject to CFIUS review, whether voluntary or involuntary, there can be no assurance what the result will be. In the event of such review, the parties have agreed to take all necessary, proper, and advisable steps to seek expeditious conclusion of the review process, in accordance with the Agreement.

Purchaser will not, however, be obligated to accept for payment or pay for any tendered Shares unless and until such review has been completed and the President shall not have taken action to block or prevent the Offer or the Merger, and no requirements or conditions to mitigate any national security concerns shall have been imposed that would reasonably be expected to have a Material Adverse Effect (as defined in the Agreement) on the Company, or a material adverse effect on the business of Parent and its subsidiaries taken as a whole.

(d) Top-Up Option.

The summary of the Top-Up Option in Item 2 above is incorporated herein by reference and is qualified in its entirety by reference to the Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(e) Short-form Merger.

Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, subject to the receipt of required regulatory approvals, Purchaser will be able to effect the Merger after completion of the Offer as a short-form merger without any further action by the Company’s stockholders. If Purchaser does not acquire, pursuant to the Offer or otherwise, at least 90% of the issued and outstanding Shares, the affirmative vote of the holders of a majority of the issued and outstanding Shares will be required under the DGCL to effect the Merger. If Purchaser acquires pursuant to the Offer or otherwise at least a majority of the outstanding Shares, Purchaser will be able to approve the Merger without any vote of any other Company stockholder.

(f) Section 14(f) Information Statement.

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser after the completion of the Offer, pursuant to the Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Company’s stockholders as described in the Information Statement, and is incorporated herein by reference.

(g) Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K.

For additional information regarding the business and financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference:

•	the Company’s Annual Report on Form 10-K for the year ended December 31, 2007;

•	the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008; and

•

the Company’s Current Reports on Form 8-K filed with the SEC on January 29, 2008, March 18, 2008, March 25, 2008, May 7, 2008 and June 13, 2008 (other than with respect to information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01).

(h) Projected Financial Information.

Certain financial projections prepared by the Company’s management were made available to Parent in connection with the due diligence review of the Company. These financial projections are summarized in Section 8 of the Offer to Purchase, which section is incorporated by reference herein.

Item 9.	Exhibits.

Exhibit No.	Description
(a)(1)	Offer to Purchase dated July 1, 2008 (incorporated herein by reference to Exhibit(a)(1)(A) of Schedule TO filed by Parent and Purchaser on July 1, 2008).

(a)(2)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) of Schedule TO).

(a)(3)	Letter to Stockholders of the Company dated July 1, 2008.*

(a)(4)	Joint Press Release issued by Parent and the Company on June 11, 2008 (incorporated herein by reference to Schedule 14D-9 filed by the Company on June 11, 2008).

(e)(1)	Agreement and Plan of Merger, dated as of June 11, 2008, between Parent and the Company (incorporated herein by reference to Exhibit 2.1 of Form 8-K filed by the Company on June 13, 2008).

(e)(2)	Joinder Agreement, dated as of June 30, 2008, between Purchaser, Parent and the Company (incorporated herein by reference to Exhibit (d)(1)(B) of Schedule TO filed by Parent and Purchaser on July 1, 2008).

(e)(3)	Form of Assignment and Joinder Agreement between Parent, New LS Cable, Purchaser and the Company (incorporated herein by reference to Exhibit (d)(1)(C) of Schedule TO filed by Parent and Purchaser on July 1, 2008).

(e)(4)	Letter Agreement, dated April 22, 2008, between the Company and Parent (incorporated herein by reference to Exhibit (d)(2)(A) of Schedule TO filed by Parent and Purchaser on July 1, 2008).

(e)(5)	Nondisclosure Agreement, dated as of June 25, 2008, between Parent and the Company (incorporated herein by reference to Exhibit (d)(2)(B) of Schedule TO filed by Parent and Purchaser on July 1, 2008).

(e)(6)	Amended and Restated Employment Agreement between the Company and Stephen M. Carter, dated as of June 11, 2008 (incorporated herein by reference to Exhibit 10.1 of Schedule 8-K filed by Company on June 13, 2008).

(e)(7)	Amended and Restated Employment Agreement between the Company and David S. Aldridge, dated as of June 11, 2008 (incorporated herein by reference to Exhibit 10.2 of Schedule 8-K filed by Company on June 13, 2008).

(e)(8)	Amended and Restated Employment Agreement between the Company and Justin F. Deedy, Jr., dated as of June 11, 2008 (incorporated herein by reference to Exhibit 10.3 of Schedule 8-K filed by Company on June 13, 2008).

(e)(9)	Amended and Restated Employment Agreement between the Company and Barbara L. Blackford, dated as of June 11, 2008 (incorporated herein by reference to Exhibit 10.4 of Schedule 8-K filed by Company on June 13, 2008).

(g)	Not applicable.

Annex A	Information Statement.*

Annex B	Opinion of J.P. Morgan, dated June 10, 2008.*

Annex C	Delaware Appraisal Statute (DGCL Section 262).*

*	Included with the statement mailed to the stockholders of the Company.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 14D-9 is true, complete and correct.

SUPERIOR ESSEX INC.

By:	/s/ DAVID S. ALDRIDGE
David S. Aldridge, Executive Vice President, Chief Financial Officer and Treasurer

Dated: July 1, 2008

ANNEX A

INFORMATION STATEMENT

SUPERIOR ESSEX INC.

150 Interstate North Parkway

Atlanta, Georgia 30339

INFORMATION STATEMENT PURSUANT

TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN

CONNECTION WITH THIS INFORMATION STATEMENT

This Information Statement is being mailed on or about July 1, 2008 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, par value $0.01 per share (the “Shares”), of Superior Essex Inc., a Delaware corporation (the “Company”).

The Schedule 14D-9 relates to a tender offer (the “Offer”) by Cyprus Acquisition Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of LS Cable Ltd., a corporation organized under the laws of the Republic of Korea (“Parent”), as disclosed in a Tender Offer Statement on Schedule TO dated July 1, 2008 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding Shares at a purchase price of $45.00 per Share net to the seller in cash, without interest and less any amounts required to be withheld under applicable U.S. federal, state or local tax laws (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s offer to purchase dated July 1, 2008 (as amended or supplemented from time to time) and in the related letter of transmittal (as amended or supplemented from time to time). The initial expiration date of the Offer is 5:00 p.m., New York City time, on Wednesday, July 30, 2008, unless the Offer is extended. The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on July 1, 2008.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 11, 2008, between Parent and the Company (as joined by Purchaser pursuant to a Joinder Agreement dated as of June 30, 2008 and as to be further joined by New LS Cable (as defined herein) pursuant to an Assignment and Joinder Agreement to be entered into on or about July 2, 2008, the “Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company and the Company will be the surviving corporation (the “Merger”).

On or about July 2, 2008, Parent is expected to effect an internal corporate structure change (the “Corporate Structure Change”). Parent will change its name from “LS Cable Ltd.” to “LS Corp.” and transfer the assets and liabilities of its wire and cable business into a newly established wholly owned subsidiary organized under the laws of Korea to be named “LS Cable Ltd.,” which we refer to as “New LS Cable.” Pursuant to the Agreement, upon the effectiveness of the Corporate Structure Change, (a) New LS Cable, Parent, Purchaser and the Company will enter into an Assignment and Joinder Agreement to be dated on or about July 2, 2008 pursuant to which Parent will assign its rights and obligations under the Agreement to New LS Cable, and (b) Parent and New LS Cable will be jointly and severally liable for Parent’s obligations under the Agreement.

Pursuant to the Agreement, if a number of Shares are validly tendered in the Offer and not properly withdrawn that, taken together with the Shares, if any, then beneficially owned by Parent and Purchaser (together with their wholly owned subsidiaries), constitutes at least a majority of the then outstanding Shares, including the number of Shares which the Company is required to issue (after giving effect to the transactions described under Item 3 — “Past Contacts, Transactions, Negotiations and Agreements”— (a) “Arrangements with Directors and Executive Officers of the Company” — “Effect of the Offer and the Agreement on Equity and Equity-Based

Awards Granted under the Company’s Equity Incentive Plans” of the Schedule 14D-9), pursuant to any then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares, whether or not then exercisable, and certain other conditions are met at the Expiration Date, Purchaser will promptly accept for payment and purchase all such validly tendered (and not withdrawn) Shares (we refer to the time that the tendered Shares are accepted for payment as the “Purchase Time”). Following the Purchase Time, if Purchaser does not acquire a number of Shares sufficient to enable the Merger without a meeting of stockholders of the Company in accordance with Section 253 of the DGCL (which we refer to as a “short-form merger”) and (1) a short-form merger would not be possible following the exercise by Purchaser of the Top-Up Option (which we describe below) or (2) a delay in the closing of a short-form merger is anticipated because all of the regulatory approvals required for the Merger (which we describe under the heading “Regulatory Approvals” in Item 8 of the body of the Schedule 14D-9) have not been obtained, then Purchaser will provide for one or more subsequent offering periods of no more than 5 business days each, up to 20 business days in the aggregate, until Purchaser has acquired a number of Shares sufficient to enable a short-form merger and all of the required regulatory approvals have been received.

The Company has granted Purchaser an option to purchase from the Company a number of Shares (the “Top-Up Shares”) that, when added to the Shares that Parent or Purchaser own after the Purchase Time, will constitute one share more than 90% of the total Shares then outstanding on a fully-diluted basis (assuming the issuance of the Top-Up Shares) at a price per Share equal to the Offer Price (which price shall be payable either (A) entirely in cash or (B) in cash in an amount equal to the aggregate par value of the purchased Top-Up Option Shares and by the issuance of a full recourse note with a principal amount equal to the remainder of the exercise prices) (the “Top-Up Option”). Purchaser is not permitted to exercise the Top-Up Option if any of the following conditions exist: (1) the Shares issued pursuant to the Top-Up Option would not be sufficient to enable a short-form merger, (2) the number of Shares issued pursuant to the Top-Up Option would exceed the total number of authorized but unissued Shares (including, for these purposes, any Shares held in the Company’s treasury), or (3) the issuance of Shares pursuant to the Top-Up Option is prohibited by any provision of applicable law or any judgment, injunction, order or decree of any government body, or would require any consent or approval of, or filing with, any government body which has not already been obtained or made. Following the Purchase Time, Purchaser is obligated to promptly exercise the Top-Up Option if it would enable the Purchaser to effect a short-form merger.

If, following the Purchase Time and any subsequent offering period or the exercise of the Top-Up Option, Purchaser is able to effect a short-form merger, Purchaser and the Company shall take all necessary and appropriate action to cause the Merger to take place. Upon the effective time of the Merger (the “Effective Time”), the Company will become a subsidiary of New LS Cable. In the Merger, each outstanding Share will be converted into the right to receive the Offer Price in cash, without interest and less any amounts required to be withheld under applicable U.S. federal, state or local tax laws, other than Shares as to which their holders properly demand and perfect appraisal rights, which are described in Item 8 of the Schedule 14D-9 under the heading “Appraisal Rights.”

You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser to the Board of Directors of the Company (the “Board”). Such designations are to be made pursuant to the Agreement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth this Information Statement.

The information contained in this Information Statement concerning Parent, Purchaser and Purchaser’s director designees has been furnished to the Company by Parent and Purchaser and the Company assumes no responsibility for the accuracy of any such information.

GENERAL INFORMATION

The Shares are the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share has one vote. As of the close of business on June 25, 2008, there were 21,250,651 Shares issued, of which 19,901,543 were outstanding and 1,349,108 were held in treasury.

DIRECTORS DESIGNATED BY PURCHASER

Right to Designate Directors; Continuing Directors

Subject to compliance with applicable law and the following paragraph, at the Purchase Time, and from time to time thereafter, Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board as will give Purchaser representation on the Board equal to the product of (a) the total number of directors on the Board (determined after giving effect to the directors elected pursuant to this paragraph) and (b) the percentage that the number of Shares purchased at the Purchase Time bears to the total number of Shares outstanding. The Company will, upon request of Purchaser, promptly use its reasonable best efforts to cause Purchaser’s designees to be elected to the Board, including, if necessary, by obtaining the resignations of one or more existing directors, promptly filling vacancies on the Board or increasing the size of the Board. The Company will also, subject to applicable law, use its reasonable best efforts to cause individuals designated by Purchaser to constitute the same percentage of each committee of the Board, and of each board of directors and each board committee of the Company’s wholly owned subsidiaries.

Prior to the Effective Time, the Company will use its best efforts (and Parent shall cooperate with such efforts) to cause the Board to always have at least two members who were members of the Board immediately prior to the Purchase Time and who are independent directors for purposes of the continued listing requirements of the NASDAQ Stock Market (“Nasdaq”) (whom we refer to as the “Continuing Directors”). If, prior to the Effective Time, the number of directors who are Continuing Directors is reduced to one, the remaining director who is a Continuing Director may designate a person to the Board who was a member of the Board prior to the Purchase Time and who is an independent director for purposes of the continued listing requirements of Nasdaq and is not an officer, director, employee or designee of Parent, Purchaser or any of their affiliates. If, prior to the Effective Time, there are no Continuing Directors for any reason, then the Board will promptly designate two individuals to serve on the Board who were members of the Board prior to the Purchase Time and who are independent directors for purposes of the continued listing requirements of Nasdaq, provided that if there are no such individuals willing or able to serve on the Board, the Board will promptly designate two individuals to serve on the Board who are not officers, directors, employees or designees of Purchaser or its affiliates. Until the Effective Time, the audit committee of the Board (the “Audit Committee”) shall be composed solely of independent directors as required by the NASDAQ Marketplace rules.

Following the time directors designated by Purchaser are elected or appointed to the Board and prior to the Effective Time, the affirmative vote of a majority of the Continuing Directors will be required to (i) amend or terminate the Agreement on behalf of the Board, (ii) agree to extend the time for the performance of any of the obligations or other acts of Parent or Purchaser under the Agreement, (iii) waive compliance with any of the agreements or conditions under the Agreement that are for the benefit of the Company, (iv) exercise any of the Company’s rights or remedies under the Agreement or (v) take any action to enforce any obligation of Parent or Purchaser under the Agreement, or any other Board action in connection with the Agreement or the Merger if such other action adversely affects, or would reasonably be expected to adversely affect, any of the holders of Shares other than Parent or Purchaser. The Continuing Directors will have the authority to retain counsel (which may include current counsel to the Company) and other advisors at the reasonable expense of the Company as determined appropriate by the Continuing Directors for the purpose of fulfilling their obligations under the Agreement and shall have the authority, after the Purchase Time, to institute any action on behalf of the Company to enforce the performance of the Agreement in accordance with its terms.

Information Concerning Purchaser’s Nominees to the Board

Parent has informed the Company that promptly following its payment for Shares pursuant to the Offer, Purchaser will exercise its rights under the Agreement to obtain representation on, and control of, the Board by requesting that the Company provide it with the maximum representation on the Board to which it is entitled under the Agreement. Purchaser has informed the Company that it will choose its designees to the Board from among the persons identified below. The following table sets forth, with respect to each individual who may be designated by Purchaser as a designee, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years.

Unless otherwise indicated, all designees of the Purchaser to the Board have held the office and principal occupation identified below for not less than five years.

Name and Address	Age	Current Principal Occupation or Employment: Material Positions Held During the Past Five Years
Chayol Koo c/o LS Cable Ltd. 21F, ASEM Tower, 159 Samsung-dong, Gangnam-gu, Seoul 135-090, Korea	55	Mr. Koo has been the Vice Chairman and CEO of Parent since January 2005. Prior thereto, Mr. Koo served as President of Parent since January 2003. Following the Corporate Structure Change, Mr. Koo will serve as the Vice Chairman of Parent and New LS Cable.

Kwang Woo Lee c/o LS Cable Ltd. 21F, ASEM Tower, 159 Samsung-dong, Gangnam-gu, Seoul 135-090, Korea	53	Mr. Lee has been Senior Executive Vice President of LG Industrial Systems since January 2008. Prior thereto, Mr. Lee served as Executive Vice President of Parent from January 2006 to December 2007. Mr. Lee also served as Senior Vice President of LG Electronics from January 2004 to December 2005 and Vice President of Zenith Electronics Corp. from January 2002 to December 2003.

Myung Kyu Choi c/o LS Cable Ltd. 21F, ASEM Tower, 159 Samsung-dong, Gangnam-gu, Seoul 135-090, Korea	54	Mr. Choi has been Senior Executive Vice President of Parent since January 2005. Prior thereto, Mr. Choi served as Vice President of Parent from January 2003 to December 2004. Following the Corporate Structure Change, Mr. Choi will serve as Senior Executive Vice President of New LS Cable.

Ja Eun Koo c/o LS Cable Ltd. 21F, ASEM Tower, 159 Samsung-dong, Gangnam-gu, Seoul 135-090, Korea	43	Mr. Koo has been Executive Vice President of Parent since January 2007. Prior thereto, Mr Koo served as Senior Vice President of Parent from January 2005 to December 2006 and Vice President of Parent from January 2004 to December 2004 and General Manager of LG Electronics prior to January 2004. Following the Corporate Structure Change, Mr. Koo will serve as Executive Vice President of New LS Cable.

Choong-hyun Kim c/o LS Cable Ltd. 21F, ASEM Tower, 159 Samsung-dong, Gangnam-gu, Seoul 135-090, Korea	42	Mr. Kim has been President, Treasurer and director of Purchaser since June 25, 2008 and Senior Vice President of Parent since September 2003. Prior to August 2003, Mr. Kim was a consultant at Booz Allen Hamilton. Following the Corporate Structure Change, Mr. Kim will serve as Senior Vice President of New LS Cable.

Purchaser has advised the Company that, to the best of its knowledge, none of Purchaser’s designees to the Board has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the person’s property, or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. All of Purchaser’s designees are citizens of the Republic of Korea.

Purchaser has advised the Company that, to the best of its knowledge, none of its designees is currently a director of, or holds any position with, the Company or any of its subsidiaries. Purchaser has advised the Company that, to the best of its knowledge, none of its designees or any of his or her immediate family members (i) has a familial relationship with any directors, other nominees or executive officers of the Company or any of its subsidiaries, or (ii) has been involved in any transactions with the Company or any of its subsidiaries, in each case, that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

It is expected that Purchaser’s designees will assume office as promptly as practicable following the purchase by Purchaser of Shares pursuant to the Offer, which cannot be earlier than 5:00 p.m., New York City time, on July 30, 2008, and that, upon assuming office, Purchaser’s designees will constitute at least a majority of the Board. It is not currently known which of the current directors of the Company will resign. To the extent the Board will consist of persons who are not nominees of Purchaser, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

CURRENT BOARD

The Board currently consists of nine directors and is divided into three classes. One such class is elected every year for a term of three years or until the director’s prior death, disability, resignation or removal.

Information concerning current directors is set forth below.

Name	Position with the Company
Monte R. Haymon	Chairman of the Board, Director(1)
Andrew P. Hines	Director(1)
Joseph M. O’Donnell	Director(1)
Stephen M. Carter	President, Chief Executive Officer and Director
Denys Gounot	Director
James F. Guthrie	Director(1)
Stephanie W. Bergeron	Director(1)
Thomas H. Johnson	Director(1)
Perry J. Lewis, III	Director(1)

(1)	These directors are independent directors under the requirements set forth in the NASDAQ Marketplace Rules.

Directors serving until Annual Meeting in 2009

Monte R. Haymon

Chairman of the Board

Mr. Haymon, age 70, has been a member of the Board since November 10, 2003 and has been our non-executive Chairman of the Board since January 2004. Mr. Haymon was Chairman of the Board of Sappi Fine Paper North America, a manufacturer of coated and specialty paper products, from January 2002 until his retirement in December 2002. He previously served as that company’s President and Chief Executive Officer from 1995 to January 2002.

Andrew P. Hines

Principal, Hines and Associates

Mr. Hines, age 68, has been a member of the Board since November 10, 2003. Mr. Hines has been a principal of Hines and Associates, a financial management consulting firm since September 2006 and from 2000 until October 2005. Mr. Hines served as Vice President and Chief Financial Officer of GenTek Inc., a manufacturer of industrial components and performance chemicals from October 2005 to September 2006. From October 2000 to October 2001, Mr. Hines was Executive Vice President and Chief Financial Officer of Ardent Communications, Inc. (f/k/a CAIS Internet), a provider of broadband access and bundled data services, which filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in October 2001. Mr. Hines was Executive Vice President and Chief Financial Officer from October 1997 to February 2000, and Executive Vice President, Strategic Planning and Business Development from February 2000 to June 2000, of Outboard Marine Corporation, a manufacturer of recreational boats and marine engines, which filed a voluntary Chapter 11 petition in December 2000.

Joseph M. O’Donnell

Chief Executive Officer, Inmar, Inc.

Mr. O’Donnell, age 62, has been a member of the Board since October 6, 2006. Mr. O’Donnell is the Chief Executive Officer of Inmar, Inc., a leader in providing technology-driven logistics management solutions to retailers, wholesalers and manufacturers in the consumer goods and healthcare markets. He was the Chief Executive Officer and President of Artesyn Technologies, Inc., a provider of power conversion equipment and subsystems to the communications industry from July 1994 through April 2006 and served as Co-Chair of the Artesyn board of directors from December 1997 to May 2003 and Chair from May 2003 to April 2006, when the company was acquired by Emerson Electric Company. Mr. O’Donnell also serves on the board of directors of Inmar, Inc. and Comverse Technology, Inc., a company engaged in the design, development, manufacturing, marketing, and support of software, systems, and related services for multimedia communications and information processing applications.

Directors serving until Annual Meeting in 2010

Stephen M. Carter

Chief Executive Officer and President

Mr. Carter, age 54, has been the Company’s Chief Executive Officer since November 10, 2003 and President since May 2004. Mr. Carter became a member of the Board upon assuming his role as Chief Executive Officer in November 2003. From July 2000 until November 2002, Mr. Carter was President and Chief Executive Officer of Cingular Wireless, a provider of wireless services. Mr. Carter has served in various positions with SBC Communications (now AT&T Inc.) and its predecessor company, Southwestern Bell, including President and Chief Executive Officer of SBC Wireless, President of SBC Strategic and Special Markets and President/Chief Executive Officer of Southwestern Bell Telecom. Mr. Carter also serves on the board of directors of The Corporate Executive Board Company, a leading provider of best practices research and analysis focusing on corporate strategy, operations and general management issues.

Denys Gounot

Chair, Essex Europe SAS

Mr. Gounot, age 54, has been a member of the Board since November 10, 2003. Since October 21, 2005, Mr. Gounot has served as Chair of Essex Europe SAS, the holding company for the Company’s European magnet wire operations. He has been a principal of DG Network, a strategic advisory firm, since 2003. From 1999 through 2001, Mr. Gounot held various positions as an officer with Lucent Technologies Inc., a provider of communications networks for communications service providers, including President of Lucent’s optical fiber division. Prior to 1999, Mr. Gounot held several positions with Alcatel Alsthom, including Senior Vice President and Chief Operating Officer of Alcatel Cable, from 1991 to 1994, and CEO of Saft, a subsidiary of Alcatel Alsthom specializing in batteries, from 1995 to 1997.

James F. Guthrie

Executive Consultant

Mr. Guthrie, age 63, has been a member of the Board since November 10, 2003. Mr. Guthrie has been an executive consultant, principally to media and early-stage telecom enterprises, since 1999. Prior to that time, Mr. Guthrie was, from 1995 to 1999, Executive Vice President and Chief Financial Officer of IXC Communications, Inc. (now Broadwing Communications), a network-based communications services provider; from 1993 to 1995, Vice President and Chief Financial Officer of Times Mirror Company; and, from 1982 to 1993, Senior Vice President and Chief Financial Officer of Times Mirror Cable Television, Inc.

Directors serving until Annual Meeting in 2011

Stephanie W. Bergeron

President and CEO, Walsh College

Ms. Bergeron, age 54, has been a member of the Board since October 6, 2006. Ms. Bergeron has been the President and Chief Executive Officer of Walsh College since January 2007 and served as interim President from September 2006 through January 2007. Ms. Bergeron has also served as the President and Chief Executive Officer of Bluepoint Partners LLC, a consulting firm, since December 2004. Prior to that time, Ms. Bergeron was Senior Vice President, Corporate Financial Operations, of The Goodyear Tire & Rubber Company, a manufacturer of tires, rubber products and chemicals, from December 2001 to December 2003, and Vice President and Treasurer of Goodyear from December 1998 through December 2001. Ms. Bergeron is also a director of Sun Communities, Inc., a real estate investment trust.

Thomas H. Johnson

Former Chairman and CEO, Chesapeake Corporation

Mr. Johnson, age 58, has been a member of the Board since December 7, 2005. Mr. Johnson retired in November 2005 as Chairman and Chief Executive Officer of Chesapeake Corporation, a leading international supplier of value-added specialty paperboard and plastic packaging. He joined Chesapeake in 1997 as President and Chief Executive Officer, and was named Chairman in 2000. He is also a director of Coca-Cola Enterprises, the world’s largest marketer, producer and distributor of Coca-Cola products; Mirant Corporation, a competitive energy company that produces and sells electricity in North America; Universal Corporation, a diversified company with operations in tobacco processing, lumber and other agri-products; and CMGI, Inc., a company that provides industry-leading global supply chain management services and venture capital.

Perry J. Lewis

Senior Managing Director, Heartland Industrial Partners LLC

Mr. Lewis, age 70, has been a member of the Board since November 10, 2003. Mr. Lewis has been a senior managing director of Heartland Industrial Partners LLC, a leveraged buyout firm, since February 2006 and from 2000 to 2001. From 2001 to February 2006, Mr. Lewis was an advisory director of CRT Capital Group LLC, an institutional securities research and brokerage firm, and was a founder and, from 1980 to 2001, partner of Morgan, Lewis, Githens & Ahn, an investment banking and leveraged buyout firm. Mr. Lewis is also a director of Clear Channel Communications, Inc., a diversified media company.

EXECUTIVE OFFICERS

The executive officers of the Company, other than those who also serve as directors and are described in the preceding pages, are David S. Aldridge, 53, Executive Vice President, Chief Financial Officer and Treasurer; Debrah Baker-Oliver, 48, Senior Vice President of Corporate Administrative Services; Barbara L. Blackford, 51, Executive Vice President, General Counsel and Secretary; Justin F. Deedy, Jr., 52, Executive Vice President—Business and Corporate Development and President, Communications Group; Tracye C. Gilleland, 49, Senior

Vice President of Finance, Chief Accounting Officer and Corporate Controller; H. Patrick Jack, 56, Executive Vice President and President, Essex Asia Pacific; and J. David Reed, 44, Executive Vice President and President, Essex Group North America.

David S. Aldridge

Executive Vice President, Chief Financial Officer and Treasurer

Mr. Aldridge has been Executive Vice President since March 2004 and Chief Financial Officer and Treasurer since November 10, 2003. Mr. Aldridge was Chief Financial Officer and Treasurer of Superior TeleCom from 1996 to November 9, 2003 and Chief Restructuring Officer of Superior TeleCom from January 2003 to November 9, 2003. Mr. Aldridge was Chief Financial Officer of The Alpine Group, Inc. from November 1993 to May 2003 and Treasurer of The Alpine Group, Inc. from January 1994 through April 2001.

Debrah Baker-Oliver

Senior Vice President of Corporate Administrative Services

Ms. Baker-Oliver has been Senior Vice President of Corporate Administrative Services since March 2004. She is responsible for all aspects of human resources including compensation and benefits, labor relations, and employee communications. In addition, Ms. Baker-Oliver is responsible for information technology, real estate, security and environmental controls. Prior to joining the Company, Ms. Baker-Oliver served as Executive Director of Corporate Real Estate for Cingular Wireless in Atlanta, Georgia. Ms. Baker-Oliver also served in various positions with SBC Communications (now AT&T Inc.) in Dallas, Texas and St. Louis, Missouri including Vice President of Interconnection and Director of Wholesale Marketing and Planning, in addition to senior positions in human resources and labor relations.

Barbara L. Blackford

Executive Vice President, General Counsel and Secretary

Ms. Blackford has been Executive Vice President, General Counsel and Secretary since April 14, 2004. From September 2000 to March 2004, Ms. Blackford was Vice President, General Counsel and Secretary of AirGate PCS, Inc., a PCS Affiliate of Sprint, and iPCS, Inc., a wholly owned subsidiary of AirGate PCS, Inc. iPCS, Inc. filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in February 2003. From October 1997 to September 2000, Ms. Blackford was Associate General Counsel and Assistant Secretary at Monsanto Company, serving in a variety of roles, including as head of the corporate securities and mergers and acquisitions law groups and General Counsel of Cereon Genomics. Prior to joining Monsanto Company, Ms. Blackford was a partner with the private law firm Long Aldridge & Norman LLP (now known as McKenna Long & Aldridge LLP) in Atlanta, Georgia and was a partner with the law firm Kutak Rock.

Justin F. Deedy, Jr.

Executive Vice President—Business and Corporate Development and President, Communications Group

Mr. Deedy has been an Executive Vice President and President of the Communications Group since November 10, 2003. Since February 2008, his role was expanded to include Executive Vice President—Business and Corporate Development. He was Executive Vice President of Superior TeleCom and President of Superior TeleCom’s subsidiary that comprised its communications cable segment from June 1999 to November 9, 2003. Prior thereto, Mr. Deedy was Senior Vice President of Superior TeleCom from July 1996 to June 1999 and President of Superior TeleCom’s wholly owned subsidiary, Superior Telecommunications Inc., from July 1993 to December 1999, when Superior Telecommunications Inc. was merged with and into another wholly owned subsidiary of Superior TeleCom as part of an internal reorganization.

Tracye C. Gilleland

Senior Vice President of Finance, Chief Accounting Officer and Corporate Controller

Ms. Gilleland has been Senior Vice President of Finance and Corporate Controller since April 2004. Prior to her current role, Ms. Gilleland served as Vice President—Corporate Controller of Superior Telecom. Prior thereto, Ms. Gilleland served as Vice President—Finance and in other financial roles since joining the organization in 1981.

H. Patrick Jack

Executive Vice President and President, Essex Asia Pacific

Mr. Jack has been Executive Vice President since March 2004 and President of Essex Asia Pacific since August 13, 2007. He was President of a Company subsidiary, Essex Group, Inc., that comprises the North American magnet wire and distribution segment from November 10, 2003 to August 12, 2007. Mr. Jack was President of Superior TeleCom’s subsidiary that comprised its magnet wire and distribution segment from August 2002 to November 9, 2003. Prior thereto, Mr. Jack was a consultant to a successor company of Aristech Chemical Corporation, a chemicals and plastics business, from January 2002 to March 2002, and President and Chief Operating Officer of Aristech from 1998 to 2001.

J. David Reed

Executive Vice President and President, Essex Group North America

J. David Reed has been the Company’s Executive Vice President and President, Essex Group North America, since August 13, 2007. From 1996 to 2006, Mr. Reed held various positions within Newell Rubbermaid, including President of Little Tikes; Group Vice President, Operations of the Home & Family Group; President of Anchor Hocking Glass Corp.; Vice President, Operations and Supply Chain of Calphalon Wearever; and Director of Materials of Stuart Hall Company.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee of the Board (the “Compensation Committee”) is or has been an officer or employee of the Company or any of its subsidiaries. In addition, none of the members of the Compensation Committee had any relationships with the Company or another entity that require disclosure under the proxy rules and regulations promulgated by the SEC as compensation committee interlocks or insider (employee) participation during the period covered by this Information Statement.

GOVERNANCE OF OUR COMPANY

General

We believe sound governance principles are essential to maintaining the confidence of investors. We also believe sound governance principles are vital in securing the trust of other key stakeholders and interested parties—including customers, employees, recruits, suppliers, vendors, government officials and the communities in which we do business. Our corporate governance policies establish a framework for the proper operation of our Company, consistent with our stockholders’ best interests and the requirements of law.

We are committed to rigorously and diligently exercising our oversight responsibilities throughout the Company, managing our affairs consistently with the highest principles of business ethics and meeting or exceeding the corporate governance requirements of both federal law and Nasdaq. The steps we have taken to fulfill this commitment include:

•	Our Board has adopted clear corporate governance principles;

•

The charters of our standing Board committees—the Audit Committee, the Governance and Nominating Committee, the Compensation Committee and the Health, Safety and Environmental Committee—clearly establish their respective roles and responsibilities;

•

A significant majority (two-thirds) of our Board members is required to be independent of the Company and its management—with standards for independence that are more stringent than Nasdaq requirements;

•	We have an independent Board chair;

•	All members of our audit, governance and nominating and compensation committees are independent;

•

The non-employee directors meet regularly without the presence of management, and, at least twice a year, the independent directors meet without the presence of management or the directors who are not independent;

•	Our Board has established an annual self-evaluation process;

•	We have adopted a Code of Ethics and our compliance officer oversees our compliance program and reports on the program to our governance and nominating committee;

•

We have a hotline available to employees and others to report potential issues and, to the extent permitted by local law, our Audit Committee has procedures in place for anonymous reporting of accounting, internal controls or auditing matters;

•	We have adopted a policy to provide stockholders a vehicle to communicate directly with our Board;

•	We have adopted a process for evaluating director nominees;

•	We have adopted a majority voting bylaw and policy for uncontested elections of directors; and

•	Our internal control function maintains a key role in overseeing our business and financial processes and controls and has direct access to and oversight from our Audit Committee.

Our commitment to sound corporate governance policies and practices is embodied in our governance principles, our committee charters and our Code of Ethics, which may be accessed on our website, www.superioressex.com.

Independence

Pursuant to our governance principles, the Board annually considers whether a director or nominee has any relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making independence determinations, the Board observes all criteria for independence established by law and applicable listing standards and the other standards for independence set forth in our governance principles, which are available on the Company’s website at www.superioressex.com. The Board has determined that each of our directors other than Messrs. Carter and Gounot meets these standards of independence. As described in more detail under “Certain Relationships and Related Transactions,” Mr. Gounot is the principal of DG Network, which has a consulting agreement with the Company. Fees under the agreement in 2008 and thereafter are $210,000 annually. The consulting agreement was approved by the disinterested directors of our Board. In approving the relationship, the Board considered that the agreement would result in Mr. Gounot not being considered an independent director, but decided that Mr. Gounot’s unique experiences and skills, as described under “Certain Relationships and Related Transactions,” make the consulting agreement in the best interests of the Company and its stockholders.

In the course of the Board’s determination regarding the independence of each non-management director, it considered that, in the ordinary course of business, transactions may occur between the Company or its subsidiaries and companies or other entities where family members of our directors may have positions. The husband of Stephanie Bergeron, a member of our Board, is a partner at Ernst & Young LLP (“E&Y”) in the United States. We engage E&Y to provide consulting services, primarily with respect to internal audit matters in Europe. In 2007, we paid E&Y approximately $665,000. Ms. Bergeron’s husband is not involved in providing services to us, Ms. Bergeron has no role in the selection of E&Y to provide services, the fees represent less than 1/10th of 1% of the revenues of both organizations and our relationship with E&Y existed prior to Ms. Bergeron’s election to our Board. Our Governance and Nominating Committee approved such services and the Board has determined that such services do not affect Ms. Bergeron’s independence as a director.

During a portion of 2007, the son of James Guthrie, a member of our Board, was an employee of Deloitte & Touche LLP (“D&T”) working in its Global Employment Services group in New York. D&T served as our independent auditors until May 18, 2007, and we paid D&T approximately $3 million in 2007. The selection of D&T pre-dated Mr. Guthrie’s election to our Board and his son’s employment by D&T, the fees represent less than 1/10th of 1% of the revenues of both organizations and Mr. Guthrie’s son was not involved in providing services to us. The Company terminated D&T’s engagement as our principal independent registered public accounting firm last year. Our Audit and Governance and Nominating Committees approved the engagement and our Board has determined that such services did not affect Mr. Guthrie’s independence as a director.

Majority Voting Standard For Election of Directors

We are committed to the principle that directors should serve only if they receive the vote of a majority of the shares voted in an uncontested election. To implement this principle, we have adopted a majority voting bylaw and policy.

Our bylaws require that each director be elected by the majority of votes cast with respect to such director in uncontested elections. A “majority of votes cast” means that the number of shares voted “for” a director nominee exceeds the number of votes cast “against” that nominee. “Votes cast” excludes abstentions. In a contested election (a situation in which the number of nominees exceeds the number of directors to be elected), the standard for election of directors would be a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors.

Our bylaws provide that in order for any person to become a nominee for election or reelection as a director, they must submit an irrevocable resignation, which becomes effective upon (i) that person not receiving a majority of the votes cast in an uncontested election, and (ii) acceptance by the Board of that resignation. In the event a director nominee fails to receive the required vote for re-election, the Governance and Nominating Committee of the Board will consider the resignation offer and recommend to the Board the action to be taken with respect to such offered resignation. The Board’s policy is to act on the Governance and Nominating Committee’s recommendation within 90 days following certification of the stockholder vote.

Board and Board Chair

The Company is managed under the direction of our Board. The Board is elected by stockholders to objectively oversee management, to assure the long-term interests of the stockholders are being served and to set a “tone at the top” that is designed to promote corporate accountability.

Board Chair

Monte R. Haymon currently serves as independent chair of the Board, a position elected by the members of the Board. Key responsibilities of the chair include:

•	chairing meetings of the stockholders;

•	chairing meetings of the Board;

•	chairing sessions of the independent directors;

•	establishing an agenda for each Board meeting after considering the recommendations of management and input from other members of the Board;

•	overseeing processes for providing members of the Board with information about the condition of the Company, its businesses and the environment in which it operates; and

•	facilitating and encouraging constructive and useful communication between management and the Board.

Mr. Haymon also serves as chair of our Governance and Nominating Committee. In such capacity, he oversees the review, administration and monitoring of our corporate governance principles.

Meeting Attendance

During 2007, there were ten meetings of the Board (including regularly scheduled and special meetings). All incumbent directors attended at least 75% of the aggregate of the total number of meetings of the Board and the Board committees on which they served.

Executive sessions of non-management directors are held incident to regular Board meetings, and, consistent with Nasdaq’s listing standards, at least twice a year the independent directors meet without the presence of management or the directors who are not considered independent.

As a general matter, members of the Board are expected to attend the Company’s annual meetings of stockholders. All directors attended the Company’s 2007 annual meeting except Mr. Lewis.

Committees of the Board

At December 31, 2007, our Board had three standing committees: the Audit, Compensation and Governance and Nominating Committees. In March 2008, our Board established a Health, Safety and Environmental Committee. Each committee operates under a written charter adopted by our Board. These charters are available on our website at www.superioressex.com. The membership of these committees and their function are described below. The committee charters for the Audit, Governance and Nominating and Compensation Committees require all members to be “independent” under our governance principles and applicable laws and listing standards. Our Board has determined that all of the members of these committees are independent and meet these standards.

The table below provides membership for each of our committees:

	Audit	Compensation	Governance and Nominating	Health, Safety and Environmental
Stephanie W. Bergeron	✓			✓
Denys Gounot				✓
James F. Guthrie	✓			✓
Monte R. Haymon		✓	Chair
Andrew P. Hines	Chair
Thomas H. Johnson		Chair	✓	Chair
Perry J. Lewis		✓	✓
Joseph M. O’Donnell	✓	✓

Audit Committee. The Audit Committee, which held six meetings during fiscal year 2007, is appointed by the Board to oversee our accounting and financial reporting processes and the audits of the Company’s financial statements. The audit committee assists the Board in monitoring:

•	the integrity of our financial statements;

•	our independent registered public accounting firm’s qualifications and independence;

•	the performance of our internal audit function and independent registered public accounting firm; and

•	those aspects of risk management and legal and regulatory compliance monitoring processes which may impact the Company’s financial condition and reporting.

Each member of the Audit Committee is independent and meets certain experience and financial literacy requirements under the Securities Exchange Act of 1934 and the rules and regulations of Nasdaq and the SEC. Our Board has determined that at least one director, Mr. Hines, has the background to be considered an “audit committee financial expert” as that term is defined by the SEC. The Audit Committee charter is available on the company website, at www.superioressex.com.

Compensation Committee. The Compensation Committee, which held ten meetings during fiscal year 2007, is appointed by the Board to assist the Board with fulfilling its responsibilities with respect to compensation of executives and directors, executive succession planning and oversight of certain benefit plans. The compensation committee:

•

has the authority and responsibility of establishing an executive compensation strategy that appropriately rewards executive officers, aligns the interests of executive officers and stockholders and motivates executive officers to achieve the Company’s business objectives;

•

recommends and administers executive compensation plans, programs and arrangements including review and approval of corporate and individual goals and objectives relevant to executive officers, including the Chief Executive Officer;

•

reviews and approves the individual elements of compensation for executive officers, including base pay, annual incentives, long-term incentives, benefits and other elements of total compensation (subject to review by the Board in the case of the Chief Executive Officer);

•	reviews, recommends and administers equity-based compensation plans, subject to the limitations set forth in the applicable plans or programs, and has authority to make equity awards to employees;

•

has the authority and responsibility of reviewing and recommending to the Board employment, severance and other similar agreements and arrangements for the Chief Executive Officer and approving such agreements and arrangements for other executive officers;

•	discharges the Board’s responsibilities with respect to employee pension or welfare benefit plans sponsored by the Company;

•	reviews the Company’s plans for succession of senior executives; and

•	reviews and evaluates compensation of non-employee directors and recommends changes or plans to the Board.

The Compensation Committee charter is available on the Company website, at www.superioressex.com.

Governance and Nominating Committee. The Governance and Nominating Committee, which held eight meetings during fiscal year 2007, is responsible for:

•	identifying and recommending nominees for election and re-election to the Board and recommending candidates for appointment to committees of the Board;

•

reviewing and making recommendations to the Board regarding principles of corporate governance, administering and monitoring such principles and performing a leadership role in shaping our corporate governance;

•	establishing and administering processes to evaluate Board, committee and director effectiveness;

•	reviewing any potential conflict of interest involving directors or executive officers; and

•	monitoring the effectiveness of the Company’s ethics and legal compliance program.

The Governance and Nominating Committee charter is available on the Company website, at www.superioressex.com.

Health, Safety and Environmental Committee. The Health, Safety and Environmental Committee is responsible for:

•

reviewing the Company’s principal risks related to health, safety and environmental compliance with applicable laws and Company policies and other operational compliance and permitting risks referred to the committee by the Governance and Nominating Committee;

•	reviewing the Company’s policies and procedures for identifying, assessing and managing such risks;

•	monitoring the effectiveness of the Company’s procedures to ensure compliance with relevant laws and Company policies related to such risks; and

•	monitoring regulatory developments and emerging issues related to health, safety and environmental and other operational permits.

The Health, Safety and Environmental Committee charter is available on the company website, at www.superioressex.com.

Director Compensation

Our Amended and Restated Director Compensation Plan, which we refer to as the “director compensation plan,” provides for both cash and equity compensation for our non-employee directors. The principal features of the director compensation plan as in effect for 2007 are described below. Our Compensation Committee reviews the director compensation plan on an annual basis and reviewed the plan in May, 2008. Certain changes were made to the plan effective May 2008, as described below.

Annual Retainers. All non-employee directors receive an annual Board retainer fee of $50,000. In addition, the director compensation plan provides for the following supplemental annual retainers:

Position	2007 Supplemental Annual Retainer	Supplemental Annual Retainer (effective July 1, 2008)
Board Chair	$80,000	$100,000
Audit Committee Chair	15,000	15,000
Compensation Committee Chair	15,000	15,000
Governance and Nominating Committee Chair	5,000	5,000
Audit Committee Members	5,000	5,000
Heath, Safety and Environmental Committee Chair	N/A	5,000
Compensation Committee Members	N/A	5,000

Meeting Fees. The director compensation plan in effect in 2007 provided for meeting fees for non-employee directors as follows:

•	$2,000 for each Board meeting;

•	$2,000 for each committee meeting held in person and not in connection with a Board meeting; and

•	$1,000 for each committee meeting held in connection with a Board meeting or held by teleconference.

For meetings held on and after July 1, 2008, the director compensation plan provides for meeting fees for non-employee directors as follows:

•	$2,000 for each Board meeting; and

•	$1,500 for each committee meeting.

Equity Awards. The director compensation plan provides for annual equity awards to non-employee directors in the form of restricted stock units (RSUs). The amount of RSUs granted is approximately equal in value to the estimated annual cash compensation ($75,000 for 2007, and $90,000 for 2008 and beyond). Each RSU represents the right to receive one share of Company common stock. The RSUs generally vest in full one year after the date of grant, or earlier upon the director’s death, disability or retirement or the director’s termination from the Board for any reason within one year after a change of control of the Company. If a director otherwise leaves the Board prior to vesting, a pro-rata portion of his or her RSUs will vest. Upon joining our Board, new directors would receive an initial award of RSUs in an amount approximately equal in value to $90,000.

In order to ensure that the 2008 annual grants of restricted stock units to the Company’s non-employee directors pursuant to the Company’s Director Compensation Plan were not granted at an inappropriate time in light of the then-ongoing discussions with Parent, the Board determined in May 2008 to delay the $90,000 grant of 2008 restricted stock units issuable to each non-employee director until after the announcement of its second quarter earnings. Information regarding these delayed annual grants and additional information regarding certain other interests of the directors in connection with the Offer and the Merger is set forth in the Company’s Schedule 14D-9 of which this Information Statement forms a part under Item 3(a).

The director compensation plan provides directors the ability to elect to receive all or a portion (in 25% increments) of their total annual retainers (the basic annual retainer plus supplemental annual retainers for Board and committee chairs) in the form of stock options or RSUs.

Benefits. We reimburse each non-employee director for expenses associated with attending Board and committee meetings and other Board-related activities. We also have a charitable gift matching program in which the Company matches a director’s or employee’s qualifying contributions up to $1,500 per year. Non-employee directors do not receive other benefits from the Company.

Consideration of Director Nominees

Our Governance and Nominating Committee will consider written proposals from stockholders for director candidates so long as each such proposal is submitted in accordance with the provisions of our by-laws for submission of stockholder proposals. These procedures provide that nominations for director candidates must be submitted in writing to the Secretary of the Company at our principal executive offices. We must receive the notice of a stockholder’s nomination no later than the 90th day and no earlier than the 120th day in advance of the first anniversary of the prior year’s annual meeting. For the 2009 annual meeting, nominations must be received no later than February 5, 2009 and no earlier than January 6, 2009. The nomination must also include specified information about the nominee and the consent of the nominee to serve as a director if elected. Our by-laws may be accessed on our website, www.superioressex.com, or may be obtained from our Secretary upon request. The Governance and Nominating Committee will follow the same procedures and use the same criteria in evaluating candidates recommended by stockholders as it does those identified by the committee or the Board.

In evaluating director candidates, the Governance and Nominating Committee will consider each individual in the context of the Board as a whole and will apply the criteria it deems appropriate, including those described in its “Policy Regarding Evaluation of Director Candidates” set forth below. In evaluating whether to recommend a director for re-election, the Governance and Nominating Committee also considers the director’s past attendance at meetings and participation in and contributions to the activities of the Board.

Following a discussion of a candidate’s qualifications, and taking into consideration the information gathered during the evaluation process and the needs of the Board and the Company at the time, the Governance and Nominating Committee will decide whether to recommend a potential nominee to the Board for election or re-election. Final selection of a nominee recommended by our Governance and Nominating Committee is determined by the full Board.

SUPERIOR ESSEX INC. POLICY REGARDING EVALUATION OF DIRECTOR CANDIDATES

General

The Governance and Nominating Committee has the responsibility and authority to recommend to the Board qualifications for nominees to the Board and the criteria and procedures for the evaluation of candidates for nomination to the Board. This Policy has been recommended by the Governance and Nominating Committee and approved by the Board.

Identification of Candidates

Stockholders Nominations. The Governance and Nominating Committee will consider written proposals from stockholders for Director candidates. Any such proposal must be submitted to the Governance and Nominating Committee in a manner that complies with the provisions of the Company’s by-laws for submission of stockholder proposals.

In evaluating any candidates that are proposed by stockholders, the Governance and Nominating Committee will follow the same process and apply the same criteria as it does for candidates identified by the Governance and Nominating Committee or the Board.

Unsolicited Offers and Recommendations. The Governance and Nominating Committee may consider unsolicited written offers by individuals seeking to serve as director and unsolicited written recommendations of director candidates from stockholders or third parties. Unsolicited offers should be sent by mail to the Governance and Nominating Committee c/o Corporate Secretary at the Company’s principal offices or such other address as is posted to the Company’s website by the Secretary. Such offers and recommendations will be forwarded to the Chair of the Governance and Nominating Committee for evaluation.

Candidate Search. The Governance and Nominating Committee may conduct a search for director candidates in any manner it considers appropriate, including hiring third parties that may be paid by the Governance and Nominating Committee to assist in identifying or evaluating candidates or seeking nominees from existing directors or management.

Candidate Evaluations

A candidate is evaluated by the Governance and Nominating Committee before recommending the candidate to the full Board for nomination, election or re-election.

Evaluation Criteria. This evaluation process includes a determination of whether the candidate meets the written criteria established by the Board in the governance principles and the qualifications described below.

The Governance and Nominating Committee may also apply in its evaluation any additional objective or subjective criteria that it develops related to specific skills, experience, qualities or characteristics that are being sought by the Board in candidates at the time.

Background Checks. The evaluation of any candidate for initial election will include reviewing the candidate’s resume or other biographical information. In addition, before a candidate is recommended to the Board, the Governance and Nominating Committee will require a background check to confirm the candidate’s qualifications and conduct any other criminal and other background investigations as the Governance and Nominating Committee decides are appropriate.

Candidate Interviews. The evaluation of any particular candidate may include personal interviews with various members of the Governance and Nominating Committee, the Board and the Company’s management.

Other. Before a nominee is recommended to the Board for initial election, the candidate must indicate in writing their agreement to serve on the Board and complete a director’s questionnaire.

Director Qualifications and Evaluation Considerations

Directors of the Company should possess, at a minimum, the following qualities:

(i)	The highest ethics, integrity and values;

(ii)	An outstanding personal and professional reputation;

(iii)	Professional experience that adds to the mix of the Board as a whole;

(iv)	The ability to exercise independent business judgment;

(v)	Freedom from conflicts of interest;

(vi)	Demonstrated leadership skills; and

(vii)	The willingness and ability to devote the time necessary to perform the duties and responsibilities of a Director.

In evaluating Director candidates, the Governance and Nominating Committee evaluates each individual in the context of the Board as a whole, with the objective of recommending a group that can best perpetuate the success of the Company’s business and represent stockholder interests. In so doing, the Governance and Nominating Committee will consider an appropriate balance of experience, skills and background, will ensure that at least two-thirds of the Directors are Independent Directors and apply the criteria that it deems appropriate, including the following:

(i)	Whether the candidate possesses the qualities described above;

(ii)	Whether the candidate qualifies as an Independent Director under the Company’s guidelines;

(iii)	The extent to which the candidate contributes to the diversity of the Board in terms of background, specialized experience, age, sex and race;

(iv)	The candidate’s management experience in complex organizations and experience in dealing with complex business problems;

(v)	The extent of the candidate’s experience at a strategy- or policy-setting level in business, government, education, technology or public interest organization;

(vi)	The candidate’s past or current service on the board of directors of public or private companies, charitable organizations and community organizations or in roles dealing with such boards;

(vii)	The candidate’s familiarity with issues affecting the Company’s businesses;

(viii)	The candidate’s other commitments, such as employment and other board positions;

(ix)	Whether the candidate would qualify under the Company’s governance principles for membership on a Board Committee;

(x)	The candidate’s ability to advance constructive debate and a collaborative culture;

(xi)	A candidate who is the Chief Executive Officer of another company should not serve on the boards of more than two other public companies; and

(xii)	No candidate should serve on the boards of more than four other public companies.

In evaluating whether to recommend a director for re-election, the Governance and Nominating Committee also considers the director’s past attendance at meetings and participation in and contributions to the activities of the Board.

Selection Process

The Governance and Nominating Committee considers qualified candidates based on all of the information obtained in the evaluation process. The Governance and Nominating Committee may develop a matrix or other tool to aid it in selecting a candidate based on the candidate’s attributes, the mix of attributes of existing directors, and the attributes being sought. Following a discussion of a candidate’s attributes, and taking into consideration the information gathered during the evaluation process and the needs of the Board and the Company at the time, the Governance and Nominating Committee decides whether to recommend a potential nominee to the full Board for election. Final selection of a nominee recommended by the Governance and Nominating Committee is determined by the full Board.

Stockholder Communications with Members of the Board

Any stockholder who desires to contact the independent members of our Board may do so by sending an email to board.of.directors@spsx.com or in writing to the independent directors c/o Corporate Secretary at the Company’s headquarters. The Secretary will distribute any such communications (as she deems appropriate) to our Board, or to an individual director, depending on the facts and circumstances outlined in the communication.

Board Member Attendance at Annual Meeting of Stockholders

Each director is expected to attend all annual shareholders’ meetings. The Board recognizes that occasionally conflicts may arise that will prevent a director from attending an annual shareholders’ meeting. However, directors are expected to make every reasonable effort to keep such absences to a minimum.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is comprised of four directors, each of whom meets the independence and experience requirements of applicable SEC rules and Nasdaq listing standards.

The Audit Committee oversees the financial reporting process and internal control over financial reporting on behalf of the Board. Management is primarily responsible for the Company’s financial statements and the reporting process, including the internal control over financial reporting and disclosure controls and procedures. Pricewaterhouse Coopers (“PwC”), the Company’s independent registered public accounting firm, is responsible for performing an independent audit of the Company’s consolidated financial statements and the internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) and for issuing a report on those statements.

In this context, the Audit Committee reviewed and discussed with management and PwC the audited financial statements for the year ended December 31, 2007, management’s assessment of the effectiveness of the Company’s internal control over financial reporting and PwC’s evaluation of the Company’s internal control over financial reporting. This review included a discussion of:

•	the reasonableness of significant financial reporting estimates and judgments made in connection with the preparation of the Company’s financial statements;

•	the quality (and not just the acceptability) of the Company’s accounting principles;

•	the clarity and completeness of financial disclosures;

•	items that could be accounted for using alternate GAAP methods; and

•	the potential effects of regulatory and accounting initiatives on the Company’s financial statements and internal control over financial reporting.

The Audit Committee discussed with PwC other matters required to be discussed with the auditors under Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90 (communication with audit committees). The Audit Committee also received, reviewed and discussed with PwC their written disclosures required by Independence Standards Board Standard No. 1 (independence discussions with audit committees). In this regard, among other things, the committee reviewed and discussed with PwC its independence from the Company and its management.

The Audit Committee selected, and recommended to the Board the selection of, PwC as the Company’s independent registered public accounting firm for the year ended December 31, 2007.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements and management’s report on internal control over financial reporting be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the SEC.

AUDIT COMMITTEE

Andrew P. Hines, Chair

Stephanie W. Bergeron

James F. Guthrie

Joseph M. O’Donnell

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Company Performance and Executive Compensation

The Company emerged from reorganization under Chapter 11 of the United States Bankruptcy Code in November 2003. At that time, the Company’s businesses were based almost exclusively in North America with 2003 revenues of just under $1 billion. During the period 2004-2007, the Company grew organically and through a number of strategic acquisitions to more than $3 billion in revenues, with operations in nine countries, including the U.S., Canada, China, France, Germany, Italy, Mexico, Portugal and the UK. In 2008, the Company anticipates that more than one-third of Company revenues will come from outside the United States. Adjusted EBITDA1 has grown from $71 million in 2004 to $168 million in 2007 and adjusted earnings per share have grown from $0.77 to $2.87. Over this same period, stockholders’ equity has increased more than 150% to $431 million. These improvements were achieved despite challenging economic conditions in the Company’s end markets in 2007.

The Compensation Committee and the Board believed that it was essential coming out of reorganization to attract a new chief executive officer and retain a team of experienced senior executives who would stay with the Company during this rebuilding period. As a result, the original compensation package of the Company’s executives was focused on awards that provided significant retention value, including restricted stock and a retirement plan design which provided significant value if key executives remained with the Company for five years through late 2008.

Over the past four years, the compensation program has shifted from emphasizing retention to focusing on pay for performance. As a result of the growth of the Company’s size, scale, geographic scope and complexity, however, target total direct compensation levels for key executives have lagged behind peer companies in certain respects. As the Company’s compensation program has become more performance-based, the Compensation Committee has taken other actions to align the compensation program with market, as described in more detail below.

[1]

Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), Adjusted EPS (earnings per share) and Adjusted Business Unit Operating Income are non-GAAP financial measures used by the Company which exclude special items. The adjustments to exclude special items are detailed in the Company’s earnings release for the applicable period, and have been filed with the SEC on Form 8-K.

Key Principles and Objectives of the Company’s Compensation Program

The compensation program for the Company’s executives is designed to attract, retain and reward talented executives who can contribute to the Company’s long-term success and thereby build value for the Company’s stockholders. The program is organized around four fundamental principles:

•

Provide Total Compensation Opportunities That Are Competitive. To enable the Company to attract, motivate and retain qualified executives, total compensation opportunities for each executive are targeted at levels to be competitive with median pay for similar positions at comparable, or “peer,” companies.

•

A Significant Portion of Total Compensation Should Be at Risk and Linked to Company Performance-Based Objectives. The Company believes executives should be rewarded based on Company, business unit and individual performance. To this end, a significant portion of an executive’s total compensation should be at risk, and dependent on performance results. The percentage of pay that is at risk should increase as responsibilities increase.

•

A Significant Portion of Total Compensation Should Be Delivered in the Form of Equity-Based Awards. The Company believes the Company’s focus on equity-based compensation effectively aligns executive and stockholder interests and motivates the Company’s executives to enhance stockholder value. To reinforce this objective, the Company also has stock ownership requirements (described under Stock Ownership Guidelines on page A-30) that require executives to acquire and hold meaningful amounts of company stock as long as they remain employed.

•

A Significant Portion of Total Compensation Should Focus on Creating Longer-Term Stockholder Value. The Company believes compensation programs should foster the long-term focus required for success in the Company’s businesses yet at the same time emphasize the need for balance between achieving both short- and long-term performance goals. One way the Company measures long-term success is in terms of multi-year financial and operating metrics that the Company believes are linked to overall stockholder value creation.

Key Compensation Elements and Compensation Setting Processes

The Company’s compensation program consists of the following key elements:

•	Base Pay

•	Annual Cash Bonus Awards

•	Long-Term Compensation

•	Benefits (including perquisites)

We refer to base pay, annual bonus and long-term compensation collectively as “total direct compensation.” Where benefits and perquisites are also included, the Company refers to all elements of pay collectively as “total compensation.”

The Compensation Committee of the Company’s Board has responsibility for approving the compensation programs for key executives and making decisions regarding specific compensation to be paid or awarded to them. The Compensation Committee, whose membership is limited to independent directors, recognizes the importance to investors of maintaining sound processes for the development and administration of compensation and benefit programs. The Company’s Compensation Committee annually reviews and approves all compensation decisions relating to the Company’s executive officers named in the Summary Compensation Table on page A-34.

The Compensation Committee sets base pay and target levels of annual bonus awards and long-term compensation. In setting these elements, the Compensation Committee considers the Company’s compensation philosophy and objectives, a benchmark market analysis, Company needs and the Compensation Committee’s evaluation of an individual’s experience and performance. Once established, an executive’s current base salary and target level of bonus award are typically reflected in the executive’s employment agreement.

The Compensation Committee annually sets the performance criteria, including the actual level of performance objectives, for the current-year bonus program and for any long-term incentive awards to pay out at, above or below target levels, taking into consideration the Company’s business plan. The financial metrics used and the performance levels required for various pay-out levels are established in an interactive process among the Compensation Committee, its independent compensation consultant and the Company’s Chief Executive Officer (“CEO”). The CEO provides input regarding the key financial metrics and performance levels to be used, based on the Company’s business plan and macro-economic conditions. The Compensation Committee makes the final determination of each of these elements, and has regularly refined and modified these elements to vary from management’s recommendations.

The CEO and the other named executives have no role in recommending or setting their own compensation. The Compensation Committee meets with the CEO to evaluate his performance against the goals which have been established by the committee and approved by the non-management members of the Board. The CEO makes recommendations regarding compensation matters related to his direct reports and certain indirect reports, including performance objectives and pay levels, and provides his evaluation of their performance. The CEO also provides input regarding the impact of executive compensation programs and policies on his direct and indirect reports.

The Company’s Senior Vice President—Administrative Services serves as management liaison officer for the Compensation Committee and the Company’s General Counsel serves as secretary for the Compensation Committee. The administrative services and legal departments provide assistance to the Compensation Committee in connection with administration of the Compensation Committee’s responsibilities, such as setting meetings and assembling and distributing materials for Compensation Committee meetings. Management also assists the Company’s Compensation Committee by providing information needed or requested by the Compensation Committee or its compensation consultant, such as Company performance against budget and objectives, tally sheets, historic compensation, compensation expense, stock plan utilization, Company policies and programs, and identification of peer companies.

Independent Compensation Consultant

The Compensation Committee engages the services of Hewitt Associates, a nationally recognized compensation consulting firm (“Hewitt”), as its independent consultant. In this capacity, Hewitt reports directly to the Compensation Committee, and as necessary, communicates separately with the Compensation Committee without management present. Hewitt also works directly with management regarding various proposals, as requested by the Compensation Committee.

During 2007, Hewitt’s scope of activities on behalf of the Compensation Committee included, among other items, competitive benchmarking analyses of executive compensation programs, assistance with annual and long-term incentive plan design and related communications and documentation, consulting regarding share authorization requests and proxy statement preparation, reviewing tally sheets prepared by management, and a review of retirement and benefit programs, employment agreements, and stock ownership guidelines. Hewitt representatives generally participate in all regularly scheduled meetings of the Compensation Committee. Hewitt also advises the Compensation Committee and the Board regarding compensation of the non-employee directors.

There have been no other engagements of Hewitt for the performance of any other services by the Company. Any proposed engagement of Hewitt by the Company’s management requires prior review and approval by the Compensation Committee or the Compensation Committee chair so that any possible impact on the independence of Hewitt can be considered.

Compensation Benchmarking

The Compensation Committee relied on market data provided by Hewitt as one input for its 2007 compensation decisions. The Compensation Committee believes that benchmarking provides a useful point of reference when making compensation decisions, but does not rely on it solely. The Compensation Committee also considers other factors (including overall Company performance, individual performance, scope of responsibility, internal pay alignment and retention concerns, for example) in making executive pay decisions.

We have few direct industry competitors. For this reason, the peer group recommended by Hewitt and approved by the Compensation Committee for 2007 pay decisions consisted of publicly-traded global industrial companies that operate in a manufacturing environment similar to ours. To account for variations in peer company size, regression analysis using revenues as the independent variable was used to determine size-adjusted market median values for base salaries and target annual and long-term incentives. (We refer to these size-adjusted median values as the “market” for executive compensation when the Company discusses various components of pay in this Compensation Discussion and Analysis.)

The peer companies used for 2007 pay decisions are listed below:

Ametek	Joy Global	Sauer-Danfoss
Belden CDT	Kaman	Steelcase
Briggs & Stratton	Kennametal	Teradyne
Cameron International	Lennox	Thomas & Betts
Chemtura	Molex	Valmont Industries
Donaldson	Olin	Walter Industries
FMC Technologies	Packaging Corporation of America	Waters Corporation
General Cable	PolyOne	WR Grace
Graphic Packaging

During the last half of 2007, the Compensation Committee asked Hewitt to conduct a more comprehensive benchmarking analysis of all components of executive pay, including not only salaries and incentives (annual and long-term) but also benefits and perquisites. The peer group for this analysis included many of the companies in the peer group described above, with replacements made as necessary based on the availability of comprehensive pay data. This group also consisted of publicly-traded global industrial companies that operate in a manufacturing environment similar to ours. The Compensation Committee believes that this revised group represented a reasonable benchmark for a manufacturer of the Company’s size when the study was conducted. Size-adjusted median values based on revenues again were determined to represent “market.”

The revised peer group used in the late 2007 compensation analysis and for 2008 pay decisions includes the following companies:

Albemarle	FMC Technologies	Sauer-Danfoss
Andrew Corporation	General Cable	A.O. Smith
Belden CDT	Graphic Packaging	Steelcase
Cameron International	Joy Global	Thomas & Betts
Commscope	Kaman	Valmont Industries
Cooper Industries	Kennametal	Waters Corporation
Donaldson	Olin	WR Grace
Eastman Chemical	Packaging Corporation of America
Flowserve	Rockwell Collins

As occurred in 2007, the Compensation Committee expects to evaluate the peer companies periodically to ensure they remain appropriate for executive compensation comparisons.

Total Compensation and Mix

Total Compensation Review. In 2006 and 2007, the Compensation Committee undertook a review of total direct compensation for the Company’s peer group. These studies revealed that as the size, scale, geographic scope and complexity of the Company grew, the Company’s target total direct compensation opportunities trailed the Company’s peer group. In 2006, this market data showed total target direct compensation opportunities that were below market overall, with significant variation by position and by element of compensation. As a result, adjustments were made in 2006 and 2007 to bring the Company’s executives’ total target direct compensation opportunities closer to market. The adjustments, as applied to each of the Company’s named executive officers, are explained as part of the discussion of each component of total direct compensation.

In late 2007, as noted earlier, Hewitt reviewed “total compensation” for the Company’s executives by analyzing not only direct compensation elements, but also considering the annualized value of benefits as well. Except for Mr. Jack, this review revealed that despite retirement benefits which were above market, target total compensation for executives continued to be below market overall. While the actual variance to market and contributing factors varied by executive, target long-term incentive awards were the primary driver for total compensation to continue to lag the Company’s peer group. As a result, in 2008, the Compensation Committee adjusted relevant elements of target total compensation while reducing retirement benefits, as described in more detail below.

We generally apply the same compensation policies to all of the Company’s named executive officers. However, the Company’s CEO’s total compensation is significantly higher than for other executives, which the Company believes is consistent with the breadth of his duties and responsibilities and market pay practices among the Company’s peer group. Similarly, the total compensation of the Company’s Chief Financial Officer (“CFO”) is higher than for other executives, which is consistent with his corporate-wide duties and responsibilities and reflects market pay practices for peer group CFOs.

In August 2007, Mr. Jack moved from President of the Company’s North America magnet wire business to President of the Company’s Asia Pacific magnet wire business to focus full time on this important growth opportunity. Based on the current size of the Asia Pacific business, Mr. Jack’s target total compensation significantly exceeds that of executives running similar sized businesses in the Company’s peer group. The Asia Pacific business is smaller in terms of revenues than the Company’s North American magnet wire business, but presents the opportunity to expand the Company’s operations in the largest and fastest growing magnet wire economy in the world. Because of the opportunities presented and the challenges of operating in an emerging market, it was important to the Company to have an executive with significant experience leading the Asia Pacific magnet wire business. Mr. Jack’s above-market pay levels reflect the importance of his role and experience to the Company.

Compensation Mix. For 2007 (and consistent with 2006), the Compensation Committee used the allocations shown below as a guide in setting salaries and target incentive awards, which is in line with the Company’s peer group practices.

Targeted Total Direct Compensation Mix

Consistent with the compensation principles discussed earlier, and in line with market practices, the Compensation Committee concluded that the CEO’s total direct compensation should be weighted more heavily toward at risk, performance-based elements, rather than being fixed. As the chart shows, a significant portion of total direct compensation for all named executives is performance-based. Target compensation for each of the named executives may vary somewhat from these target percentages as the Compensation Committee makes decisions with respect to specific individuals based on the market analysis and its evaluation of each individual’s experience, role, responsibilities and performance. Actual percentages of total direct compensation ultimately earned by each of the named executives from each element will vary based on actual performance against objectives and the value of the Company’s common stock.

Base Pay. Based on market practices, the Compensation Committee believes it is appropriate that some portion of compensation is provided in a form that is fixed and liquid and that recognizes the experience and qualifications the executives bring to their roles. Each of the Company’s named executives has an employment agreement which establishes a minimum level of base salary and provides for an annual review of base salary by the Compensation Committee. Base pay decisions are generally market-based, although the Compensation Committee also considered overall total compensation in making base pay decisions for 2007.

Both market analyses in 2007 revealed that the CEO’s base salary was significantly below the size-adjusted market median. The early 2007 analysis also showed that the General Counsel’s salary was significantly below the size-adjusted market median as well. Salaries for other executives, however, generally were close to market. Based on the market analyses, and its assessment of individual performance and responsibilities, the Compensation Committee set base salaries for the Company’s executives as follows:

	Base Salary Amount*
Name	2006	2007	2008
Stephen M. Carter, CEO	$715,000	$750,000	$840,000
David S. Aldridge, EVP, CFO and Treasurer	400,000	420,000	436,000
Justin F. Deedy, Jr., EVP, President, Communications	335,000	355,000	375,000
H. Patrick Jack, EVP, President, Essex Asia Pacific	332,000	345,000	358,000
Barbara L. Blackford, EVP, General Counsel and Secretary	300,000	330,000	344,000

*	Generally effective April 1, except Mr. Carter’s base salary increase in 2008 is effective January 1.

Annual Cash Bonus Awards. The Company’s annual cash incentive or bonus program is designed to reward performance based upon achievement of the Company’s short-term business objectives. It provides for annual cash payments to executives to the extent that Company-wide and business unit objectives set by the Compensation Committee for that year are attained. The Compensation Committee’s assessment of individual performance may also affect a particular executive’s annual cash bonus.

The Compensation Committee has carefully assessed the performance measures used for the Company’s annual and long-term incentive plans. Its decisions regarding the measures used in each program reflect its focus on selecting those measures that it believes foster the desired balance between managing for short-term vs. longer-term results for incentive plan purposes.

Target Annual Incentives. As discussed above, the Compensation Committee establishes target annual incentive levels and reviews the incentive levels on an annual basis. Market analyses completed in 2007 revealed that target annual incentive levels were below market for the Company’s EVPs, particularly with respect to the CFO. As a result, target annual incentive levels for the EVPs were increased in 2008 as follows:

	Target Annual Incentive (as % of Base Salary)
	2007	2008
David S. Aldridge, EVP, CFO and Treasurer	55%	70%
Justin F. Deedy, Jr., EVP, President, Communications.	55%	60%
H. Patrick Jack, EVP, President, Essex Asia Pacific	55%	60%
Barbara L. Blackford, EVP, General Counsel and Secretary	55%	60%

2007 Performance Objectives. For 2007, Adjusted EBITDA and Adjusted EPS were selected as key measures of performance for corporate executives for the annual bonus program. The Compensation Committee believes that both measures are commonly used by investors and analysts to evaluate the Company’s performance, to value the Company and its business and for comparison with other potential investments. More specifically, the Compensation Committee views Adjusted EPS results as a solid indicator of the near-term returns being generated for the Company’s stockholders, and views Adjusted EBITDA as a proxy for cash flow generation, which also is an indicator of increased value being delivered to the Company’s shareholders.

For business unit executives, consolidated Adjusted EBITDA and Adjusted Business Unit Operating Income were selected as performance measures. Adjusted Business Unit Operating Income is weighted more heavily to drive accountability for results over which the executive exercises the greatest control. Consolidated Adjusted EBITDA was included as a performance measure for business unit executives to align and motivate all executives to contribute to overall Company performance.

The following chart summarizes the 2007 financial performance objectives and weightings for annual incentive awards:

Weighting of 2007 Financial Performance Objectives

For each of the measures, the Compensation Committee sets a minimum (threshold), target and maximum performance level. If performance was below threshold level for both of the performance objectives, no annual incentive award would have been paid. Increasingly larger payouts are awarded for achievement of target and maximum performance levels.

Performance Level	Payout Factor*	Percentage of Target Performance Adjusted EBITDA	Percentage of Target Performance Adjusted EPS
Less than threshold	0%	Less than 79%	Less than 79%
Greater than threshold but less than target	20-100%	79-100%	79-100%
Target to maximum	100-200%	100-125%	100-145%
Above maximum	200%	Above 125%	Above 145%

*	When performance results fall between threshold and target or between target and maximum, payouts for those results are interpolated on a straight-line basis.

The Compensation Committee can adjust the cash bonus payable based on the financial results to reflect its assessment of individual performance. In accordance with the plan formula, if the threshold level of any of the measures is achieved, an individual may receive an additional 20% of the amount otherwise payable under the financial formulae. Alternatively, the amounts to be paid could be reduced by the Compensation Committee by up to 20%, based on its assessment of an executive’s individual performance. Both adjustments are in the sole and absolute discretion of the Compensation Committee. The Compensation Committee made no adjustments with respect to bonuses paid in 2007 or in prior periods.

The adjustments used to compute Adjusted EBITDA and Adjusted EPS are applied consistently to exclude certain non-recurring or special items and are disclosed in the Company’s quarterly earnings releases.

Bonus Awards for 2007. Following the end of 2007, the Compensation Committee compared actual performance to the Compensation Committee’s pre-established performance objectives for the 2007 bonus awards. The target level of performance was selected to provide robust growth against 2006 results, after eliminating the effect of approximately $23 million in transitional copper gains in 2006. Because of the uncertain effect of the volatile copper prices on 2007 results, the threshold level of performance (as a percentage of target) and related pay-outs were set lower than in 2006. During 2007, the Company completed three acquisitions in Canada, Italy and China. The Compensation Committee increased the required performance objectives to reflect the planned 2007 results from those acquisitions.

Financial Performance Objectives	Original Target Performance	Adjusted Target Performance	Actual Performance	Percentage Attainment
Adjusted EBITDA	$157.9 million	$167.5 million	$168.1 million	100%
Adjusted EPS	$2.54 per share	$2.66 per share	$2.87 per share	118%

Based on the Company’s performance for 2007 relative to the corporate financial targets, the weighted average payout percentage for the corporate financial objectives portion of the annual incentive plan was 109%. The total award made to each named executive officer under the annual incentive plan for performance in 2007 is reflected in Column (f) of the Summary Compensation Table on page A-34.

In its operating business segments, the Company competes primarily with privately held companies or public companies with segments which are not comparable to those of the Company. As a result, the Company believes disclosure of the performance targets for the Company’s business segments would provide the Company’s competitors with key sensitive information about the Company’s markets and business strategies that they would not otherwise be able to obtain. The goals for these business units in 2007 were influenced by the same factors and set at levels of difficulty comparable to those for the corporate financial objectives described above.

Long-Term Compensation. As noted above, the Compensation Committee believes that a substantial portion of each executive’s compensation should be based on longer-term performance and should be in the form of equity-based awards because such awards align the interests of the Company’s executives and stockholders. The mix between various types of equity awards can vary from year to year, based on the Compensation Committee’s judgment as to how best to drive performance to increase stockholder value.

Target Annual Long-Term Incentives. As discussed above, the Compensation Committee establishes target annual long-term incentive award levels, based on market data and its judgment of the respective roles and levels of responsibility associated with these positions. Market analyses completed in 2007 revealed that target long-term incentive levels were below market for the Company’s CEO and CFO. As a result, target annual long-term incentive levels were increased in 2008 as follows:

	Target Annual Long-Term Incentive Economic Value (as % of Base Salary)
	2007	2008
Stephen M. Carter, CEO	200%	250%
David S. Aldridge, EVP, CFO and Treasurer	140%	150%
Justin F. Deedy, Jr., EVP, President, Communications.	140%	140%
H. Patrick Jack, EVP, President, Essex Asia Pacific	140%	140%
Barbara L. Blackford, EVP, General Counsel and Secretary	120%	125%

2007 Long-Term Awards. Long-term awards to named executives in 2007 are based on a three-year performance cycle (2007-2009), with pay-out determined at the end of the performance cycle. The 2007 performance share awards will measure performance based on the following three factors for the three-year performance period, weighted as indicated:

*	Copper adjusted to a constant $3.00 COMEX copper.

Annual return on net assets (“RONA”) and Adjusted EBITDA Margin2 performance are weighted to give progressively greater weight to performance in the later years of the performance period, with 1/6th based on 2007 performance, 2/6ths based on 2008 performance and 3/6ths based on 2009 performance. 2009 Pro Forma copper-adjusted Core Business Revenue is adjusted to provide full year revenue credit for any businesses acquired in 2009. The target levels of performance for each of the objectives represents meaningful increases over 2006 levels of performance and over the Company’s plan for the relevant periods, excluding transitional copper gains experienced in 2006.

The Compensation Committee selected RONA as a performance goal for the 2007 long-term incentive program because it believes that increasing the returns realized on the assets available for use in the Company’s business is an important measure of the value the Company is creating for the Company’s stockholders. It selected 2009 Pro Forma copper-adjusted Core Business Revenue to reflect the importance of growing the Company’s business over the longer term. Finally, the Compensation Committee selected Adjusted EBITDA Margin to recognize the importance of monitoring the efficiency of the Company’s operations. The weighting assigned to each measure is an indicator of their relative importance to increasing stockholder value over the longer term. The Compensation Committee also believes these performance measures complement the shorter-term objectives established for the annual cash bonus awards.

[2]

Adjusted EBITDA margin is determined by dividing Adjusted EBITDA for each year by Core Business Revenues for that year. Core Business Revenues include revenues from each of the Company’s business segments (Communications, Magnet Wire North America, Magnet Wire Europe and Magnet Wire Asia Pacific), other than copper rod.

Pay Out of 2006 Performance Shares. The performance shares granted in 2006 were earned based on results achieved during 2007. This two-year performance period was intended to serve as a transition to a long-term incentive program that is generally based on three-year performance periods. For the 2006 performance shares, the financial performance objectives were RONA and increase in core business revenues. The targets and resulting pay-out levels are set forth below:

Financial Performance Objectives	Target Performance	Weighting	Actual Performance	Percentage of Target Attainment
RONA	14%	65%	17.9%	200%
Copper-Adjusted Core Business Revenues*	$2.2 billion	35%	$2.17 billion	92%

			Weighted Performance	162%

*Adjusted	to constant $2.00 COMEX copper

The targets were established in early 2006 based largely on exceeding historical results and then-current financial performance plans. Average annual RONA for 2004-2005 was 12.2% and copper-adjusted Core Business Revenues were $1.7 billion in 2005. Target RONA performance represented a 180 basis point improvement in RONA over the 2004-05 average and an approximately 30% improvement in copper-adjusted Core Business Revenues over 2005. A substantial margin improvement in the Company’s Communications group, which was achieved despite declining volumes in its largest product category (outside plant cable), and strong management of the Company’s balance sheet, were the main contributing factors to the overall improvement in RONA in 2007 compared to the 2004-05 average. RONA in 2007 was further enhanced by the results of the successful integration of the then newly acquired European operations and improved year-over-year performance in European operating income.

Committee Discretion. For the performance shares, the Compensation Committee has the authority to reduce the pay-outs if the formula would result in unusually high amounts being paid to the executives that the Compensation Committee deems to be disproportionate to the improvement in Company’s performance. No such adjustment was made with respect to the 2006 performance share awards.

Benefits

Senior Executive Retirement Plan. The Company emerged from reorganization under Chapter 11 of the United States Bankruptcy Code in November 2003. The Compensation Committee believed that it was essential coming out of reorganization to attract a new CEO and retain a team of experienced senior executives who would stay with the Company during this rebuilding period. Accordingly, in 2004 and in consultation with Watson Wyatt (the committee’s consultant at the time), the Company established an unfunded, non-tax-qualified senior executive retirement plan (“SERP”) with several features designed to enhance retention (enhanced benefit accrual rates for the CEO and EVPs, and additional service credit for Messrs. Carter, Aldridge, Deedy and Jack, provided that they remain with the Company for a five-year period through late 2008).

The Hewitt analysis conducted in late 2007 confirmed that various provisions in the SERP are now above market. As a result, the Compensation Committee made certain changes to the program to bring it more in line with market practices. Specifically, the benefit accrual rate for 2009 and later years will be reduced to 1.5% for all participants, rather than varying by level of participant, and a service cap will be imposed. In connection with these changes, the Compensation Committee decided to grant on April 1, 2008 restricted stock that vests pro rata over four years. The total value of these awards for all of the named executives is approximately $1.1 million, with the value of each executive’s grant reflecting the actuarial value of the projected benefits reductions for an additional five years. In addition, the early retirement penalty factor was increased from 3% to 5%, although the named executives were grandfathered from this change.

Additional information regarding the executives’ SERP benefits is found under Pension Benefits on page A-37.

401(k), Health & Welfare Benefits. Under their employment agreements, the named executives are entitled to participate in the Company’s employee benefit plans (including 401(k), health and welfare benefits) on the same basis as other similar executives of the Company. Those benefits are currently the same as those provided to all salaried employees of the Company.

Perquisites. While perquisites were viewed as beneficial in recruiting executives as the Company was coming out of reorganization, the Compensation Committee decided in 2005 that certain perquisites were no longer consistent with its compensation objectives. It therefore terminated reimbursement for club dues, personal automobile expenses and a special health-care allowance and capped other perquisites. Remaining perquisites for the named executives are limited to automobile allowances, reimbursement for limited financial advisory services, and in the case of Messrs. Aldridge and Deedy, payment of certain disability insurance premiums. These remaining perquisites have a modest incremental cost to the Company. (They are detailed in footnote 4 on page A-35.)

Relationship of Compensation Elements

In setting 2007 compensation, the Compensation Committee considered the total target direct compensation for each executive compared to peers in the Company’s peer group prepared by Hewitt. In 2008, the Compensation Committee also reviewed target total compensation information, including the value of retirement and other benefits, for each executive compared to peers in the Company’s peer group prepared by its compensation consultant.

The Compensation Committee also annually reviews tally sheets which provide the Compensation Committee an overview and analysis of all elements of compensation of its executives under a variety of scenarios, including termination. These tally sheets are prepared by the Company’s administrative services department and reviewed by Hewitt. Each of these tally sheets presents the dollar value of each component of the executive’s compensation, including annual cash compensation (base salary and bonus at target), outstanding equity awards, equity grants previously realized, annual retirement benefits, perquisites and termination payments. The tally sheets allow the Compensation Committee to understand the cumulative effect of the pay decisions they have made over time and to consider the impact of gains already realized from the compensation program. The tally sheets also allow the Compensation Committee to understand the Company’s obligations in the event of an executive’s termination and test the “retention” power of severance and change in control arrangements. The Compensation Committee used the tally sheet as another factor to assess the reasonableness of the Company’s executives’ total compensation package and whether the Company’s compensation program meets its objectives.

Employment Agreements

The Company entered into employment agreements with the CEO and the EVPs following the Company’s emergence from bankruptcy in 2003. The Company believes these agreements enable us to attract and retain qualified senior executives. Additional information regarding the terms of these agreements, including a definition of key terms and an estimate of the benefits that would have been received under these employment agreements by the Company’s CEO and EVPs had their employment been terminated on December 31, 2007, is found under Potential Payments Upon Termination or Change of Control on page A-38.

The employment agreements provided certain benefits to the executive in case of his/her termination by the Company, or significant diminution of position and responsibilities or overall benefits. The Compensation Committee asked Hewitt to review these employment arrangements against those utilized by the Company’s peer group. This review indicates that the employment agreements generally provided benefits that were consistent with, or below, market practices, including the amount of severance due under various termination scenarios. As a result of this review, these agreements were amended in certain respects to more closely align these agreements with market practices. These changes are described in greater detail under Potential Payments Upon Termination or Change of Control on page A-38.

These benefits under the employment agreements are enhanced in a change of control. The Compensation Committee believes this enhancement serves the best interests of the Company and its stockholders by ensuring that, if a change of control is ever under consideration, the Company’s senior executives will be able to advise the Board dispassionately about the potential transaction and implement the decision of the Board without being unduly influenced by personal concerns such as the economic consequences of possibly losing their jobs following a change of control. The triggering events for these enhanced benefits in a change of control were designed to support this objective.

In connection with the execution of the Agreement, Messrs. Carter, Aldridge and Deedy and Ms. Blackford entered into amended and restated employment agreements with the Company that will become effective only upon completion of the Offer. Information regarding these amended employment agreements is set forth in the Company’s Schedule 14D-9 of which this Information Statement forms a part under Item 3(a) and below under “Supplemental Information Regarding Compensation Upon Termination Without Cause or Resignation for Good Reason.”

Stock Ownership Guidelines

The Company has adopted guidelines for executive ownership of Company stock because it believes such ownership will compliment the equity-based compensation programs in aligning management and stockholder interests. The guidelines are expressed as a multiple of base salary set forth below:

Officer	Multiple of Base Salary
CEO	5x
EVPs	3x
Other Executive Officers	1x

The following are counted towards satisfaction of the stock ownership guidelines:

•	Shares owned (or beneficially owned) by the executive, including shares acquired upon exercise of stock options or acquired through the 2005 Employee Stock Purchase Plan.

•	Time vesting restricted stock or restricted stock units, whether vested or not.

Stock options, unvested performance shares or similar awards are not counted.

The named executives have five years from August 1, 2006, the date of their adoption, to meet these ownership guidelines. Newly covered executives have five years from the time they are named to a qualifying position to meet the ownership guidelines. The current named executive officers have attained the required levels of stock ownership.

Prior to attaining sufficient shares to satisfy the stock ownership guidelines, executives are required to retain shares having a value equal to at least 50% of the after-tax gain recognized with respect to their exercise of stock options, sale of vested restricted stock or other disposition with respect to any equity awards granted under the Company’s equity incentive plans. The number of shares to be retained will be determined based on the value of the shares on the date of sale.

If an executive does not meet the stock ownership guidelines, the Compensation Committee will take such fact into account in determining whether or the extent to which future equity awards should be made to the executive, may require all stock attained through Company grants of equity be retained until the guidelines are satisfied, or take any other action the Compensation Committee deems appropriate. In the rare instance in which compliance with the stock ownership guidelines would place an undue hardship on an executive or prevent an executive from complying with a court order, such as a divorce settlement, the Compensation Committee may grant transitional relief.

Equity Grant Practices

The Company has established written guidelines for the grant, delivery, documentation and recording of equity awards and reviews these guidelines annually. Equity awards may be made only by the Compensation Committee or those authorized by the Compensation Committee and may not be backdated or granted retroactively. Options must be granted with an exercise price not less than the fair market value on the date of grant.

Generally, for employees, the Company makes equity grants annually as of the first business day of April. This date was selected because it allows a consistent practice over time among all employee recipients, including executives, in coordination with other key annual compensation events such as annual increases in base pay. The date also allows sufficient time for the Compensation Committee to complete its executive compensation evaluation process for the current year. New hire equity grants, grants upon promotions and other awards that are not annual grants are generally made as of the first business day of the month following the date of employment, promotion or other triggering event. The Compensation Committee does not plan to vary the grant date of equity awards based on the release of material inside information, but has reserved the right to do so in unusual circumstances which might, for example, occur in connection with a major corporate transaction or other extraordinary event.

For directors, the director compensation plan provides for annual awards to directors on the day following the annual meeting of stockholders and initial awards to new directors on the date such directors join the Board. In order to ensure that the 2008 annual grants of restricted stock units to the Company’s non-employee directors pursuant to the Company’s Director Compensation Plan were not granted at an inappropriate time in light of the then-ongoing discussions with Parent, the Board determined to delay the 2008 annual grant of restricted stock units until after the announcement of its second quarter earnings. Information regarding these delayed annual grants and additional information regarding certain other interests of the directors in connection with the Offer and the Merger is set forth in the Company’s Schedule 14D-9 of which this Information Statement forms a part under Item 3(a).

Impact of Accounting and Tax Treatments

Code Section 162(m) limits the Company’s ability to deduct annual compensation in excess of $1 million paid to any of the named executive officers. This limitation generally does not apply to compensation based on performance goals if certain requirements are met. The Compensation Committee has considered the effect of Code Section 162(m) on the Company’s executive compensation program and will attempt to satisfy the requirements for deductibility under Code Section 162(m) with respect to performance-based compensation. The Compensation Committee has decided, however, that it needs to retain the flexibility to exercise its judgment in assessing an executive’s performance and that the total compensation program for executive officers should be managed in accordance with the Compensation Committee’s previously stated objectives. Thus, if the requirements for deductibility under Section 162(m) conflict with the Company’s executive compensation principles and objectives or with what the Compensation Committee believes to be in the best interests of the stockholders, the Compensation Committee may authorize compensation which is not deductible, in whole or in part, for any given year.

As previously discussed, in August 2007, Mr. Jack moved from his position as President of the Company’s North American magnet wire business to President of the Company’s Asia Pacific magnet wire business. As a result of this change, Mr. Jack ceased to be subject to the performance objectives established under the 2007 bonus plan for the North American magnet wire business and his bonus is not considered “performance-based” under Code Section 162(m). The Compensation Committee believes aligning Mr. Jack’s bonus performance objectives with his new responsibilities outweigh the benefits of deductibility.

With the adoption of FAS 123R, the Company does not expect the accounting treatment of differing forms of equity awards to vary significantly. Therefore, accounting treatment is not expected to have a material effect on the selection of forms of equity compensation or on other compensation decisions.

While executive employment agreements and the SERP are being amended to bring them into compliance with the requirements of Section 409A of the Internal Revenue Code and the final regulations issued thereunder in 2007, such changes do not include gross-ups or other protections that would increase the cost of benefits provided under such arrangements. Section 409A is not expected to have a material effect on the selection of forms of compensation or on other compensation decisions.

Hedging of Company Stock

It is the Company’s policy that directors, officers or employees may not engage in short-term speculative transactions involving “trading” in Company securities. This includes short sales, sales against the box and puts, calls and options on Company securities (other than the exercise of employee or director stock options). Other practices which may be effectively considered hedging, such as forward purchase contracts or margin loans, are not prohibited, but are subject to legal review in advance.

Recoupment Policy

The Board has adopted a policy setting forth standards for seeking the return (claw-back) from executive officers of incentive payments if such payments were inflated due to financial results that are later restated. The Board may, to the extent permitted by applicable law, require reimbursement of excess incentive compensation received by an executive officer pursuant to an incentive program that becomes effective on or after January 1, 2008, if and to the extent that:

•	The amount of incentive compensation was calculated based on achievement of financial results that were subsequently restated;

•

The amount of the incentive compensation that would have been awarded to the executive officer had the financial results been properly reported would be materially less (by more than 10%) than the amount actually awarded;

•	The executive officer engaged in knowing, intentional, fraudulent or illegal misconduct that caused or contributed to the need for the restatement; and

•	The incentive compensation was received or paid during the 24-month period following the first public issuance or filing with the SEC of the financial statements required to be restated.

Excess incentive compensation means the positive difference, if any, between the payment made to the executive officer (or the number of shares of stock or securities delivered) and the payment that would have been made or delivered to the officer had the incentive compensation been calculated based on the Company’s financial statements as restated. In determining excess incentive compensation during any restatement period (whether cash or equity), additional amounts that might be due as a result of the restatement in one restated year will be netted against overpayments in another restated year and the positive difference is net of taxes paid by the executive officer. In the case of equity awards, to the extent the executive officer has not sold the awarded stock or security, the executive officer may be required to surrender (or the Company may cancel) the number of shares reflecting the excess award resulting from the excess incentive compensation. To the extent the awarded stock or securities have been sold, the executive officer may be required to repay the proportionate share of the excess incentive compensation from the proceeds of such sale (e.g., if 10% of such shares are sold, the executive officer shall repay 10% in cash and the remainder may be repaid through the surrender of excess shares).

Compensation Committee Discretion

As mentioned above, for the 2007 annual cash bonus awards, the Compensation Committee had the authority to award an additional bonus of up to 20% of the total bonus that would otherwise be payable, based on its assessment of individual performance. In addition, the amounts to be paid as annual performance bonus, if any, could have been reduced by the Compensation Committee by up to 20% based on its assessment of an executive’s individual performance. The Compensation Committee has adopted a policy that future annual and long-term performance-based plans will provide the Compensation Committee the authority to reduce amounts earned from either cash or equity-based awards if it determines that the applicable formulae would result in payouts that would be disproportionate to the Company’s performance, or other extraordinary circumstances merit a reduction in amounts earned.

COMPENSATION COMMITTEE REPORT

The Compensation Committee participated in the preparation of the Compensation Discussion and Analysis, reviewing successive drafts and discussing the drafts with management and the committee’s independent compensation consultant. Based on its review and discussions with management, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be incorporated in the Company’s Annual Report on Form 10-K for fiscal year 2007 and included in the Company’s 2008 Proxy Statement.(1)

COMPENSATION COMMITTEE

Thomas H. Johnson, Chair

Monte R. Haymon

Perry J. Lewis

Joseph M. O’Donnell

(1)	This refers to the Company’s proxy statement filed March 24, 2008.

COMPENSATION OF THE NAMED EXECUTIVES

Summary Compensation Table

The following table sets forth the compensation earned by the Company’s CEO and other named executives for the years ended December 31, 2007 and 2006.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)(1)	Option Awards ($) (f)(1)		Non-Equity Incentive Plan Compensation ($) (g)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)(3)	All Other Compensation ($) (i)(4)	Total ($) (j)
Stephen M. Carter	2007	$740,577	—	$2,597,823		—	$818,478	$717,252	$34,500	$4,908,630
President and Chief Executive Officer (PEO)	2006	697,500	—	1,320,890		—	1,430,000	847,131	34,300	4,329,821

David S. Aldridge EVP, Chief Financial Officer and Treasurer (PFO)	2007 2006	414,615 395,423	— —	734,788 711,971	$	— 168,184	252,091 440,000	208,034 295,990	29,039 27,514	1,638,567 2,039,082

Justin F. Deedy, Jr. EVP and President, Communications Segment	2007 2006	349,615 331,230	— —	616,535 683,815		— 168,184	223,073 368,500	159,129 236,049	33,857 27,157	1,382,209 1,814,935

H. Patrick Jack EVP and President, Essex Asia Pacific	2007 2006	341,500 329,039	— —	608,636 737,047		— 180,658	111,004 303,573	173,682 223,226	41,085 55,700	1,275,907 1,829,243

Barbara L. Blackford EVP, General Counsel and Secretary	2007 2006	321,923 291,923	— —	489,319 164,806		63,344 103,250	198,072 330,000	88,863 78,987	21,000 21,460	1,182,521 990,426

(1)	The amounts included in the table for each award represents the amount recorded as expense in the Company’s income statement for 2007 and 2006, respectively. The fair values of these awards and the amounts expensed in 2007 and 2006 were determined in accordance with FAS 123R, or with respect to awards granted prior to 2006, in accordance with FAS 123. The assumptions used in determining the grant-date fair values of the option awards are set forth in the notes to the Company’s consolidated financial statements for 2005 and 2006, which are included in the Company’s Annual Reports on Form 10-K for 2005 and 2006, filed with the SEC. The awards for which expense is shown in this table include the awards described in the Grants of Plan-Based Awards table beginning on page A-35, as well as awards granted in prior years for which the Company continued to recognize expense in 2006 and 2007.
(2)	Reflects the value of cash bonus compensation earned under the Amended and Restated Executive Bonus Plan, the Company’s program for annual cash bonuses, which is discussed under Annual Cash Bonus Awards in the Compensation Discussion and Analysis, beginning on page A-24.
(3)	Amounts show the increase during 2006 and 2007 in actuarial values of each executive officer’s benefits under the Company’s SERP.

(4) Amounts included in this column are reflected in the following table:

		Carter	Aldridge	Deedy	Jack	Blackford
Employer contribution to 401(k) Plan	2007	$9,000	$9,000	$9,000	$9,000	$9,000
	2006	8,800	8,800	8,800	8,800	8,800
Automobile allowance	2007	18,000	14,400	14,400	14,400	12,000
	2006	18,000	14,400	14,400	14,400	12,000
Financial Advisory Fees	2007	7,500	2,500	7,500	7,500	—
	2006	7,500	1,175	1,000	7,500	660
Premiums for disability insurance	2007	—	3,139	2,957	—	—
	2006	—	3,139	2,957	—	—
Relocation expenses	2007	—	—	—	10,185	—
	2006	—	—	—	25,000	—

Grants of Plan-Based Awards

This table discloses the actual number of restricted stock awards and performance share awards granted to the Company’s named executives in 2007 and the grant date fair value of these awards. It also shows the potential payouts as of the beginning of 2007 as annual cash bonus awards for 2007 performance, which is a form of non-equity incentive plan.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/sh) (k)	Full Grant Date Fair Value of Award ($)(3) (l)
Name (a)	Grant Date (b)	Committee Approval Date	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)
Carter	4/2/2007	3/1/2007	$150,000	$750,000	$1,500,000	8,601	43,005	86,010	—	—	—	$1,269,012
Aldridge	4/2/2007	3/1/2007	46,200	231,000	462,000	3,372	16,858	33,716	—	—	—	497,454
Deedy	4/2/2007	3/1/2007	39,050	195,250	390,500	2,850	14,249	28,498	—	—	—	420,466
Jack	4/2/2007	3/1/2007	37,950	189,750	379,500	2,769	13,847	27,694	—	—	—	408,604
Blackford	4/2/2007	3/1/2007	36,300	181,500	363,000	2,271	11,353	22,706	—	—	—	335,010

(1)	Represents threshold, target and maximum payout values for annual cash bonus plan for 2007. For more information on the annual bonus plan for 2007, see the description in the Annual Cash Bonus Awards section of the Compensation Discussion and Analysis, beginning on page A-24. In each case, the actual amount earned by each named executive officer in 2007 is reported under the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table on page A-34.
(2)	Represents threshold, target and maximum number of shares to be earned under performance share awards granted in 2007 under the 2005 Incentive Plan. The Compensation Committee approved these performance share awards on March 1, 2007 to be granted on April 2, 2007.
(3)	Represents the aggregate of the grant-date fair value of the equity incentive plan awards. The grant-date fair value of the awards is determined pursuant to FAS 123R. The fair value calculation is based on the grant-date fair value of the shares multiplied by the estimated number of shares that will ultimately vest. Based on the Company’s estimates at the date of grant for financial accounting purposes, it was expected that 84.6% of the target number of performance shares would ultimately vest.

Equity Awards. As described in the Compensation Discussion and Analysis, the Company’s named executive officers are eligible for long-term incentive awards. On April 2, 2007, the Company’s named executives received a grant of performance shares which represent the right to earn shares of the Company’s common stock. The grant-date values of the performance shares are reflected in the Grants of Plan-Based Awards table above. Except in limited circumstances as described below, the performance shares vest if and only to the extent that the Company meets specific performance objectives with respect to RONA (return on net assets), copper-adjusted Pro Forma Core Business Revenues and Adjusted EBITDA Margin during the performance period of 2007-09. For purposes of these performance share awards, RONA is calculated by dividing the Company’s adjusted operating income for the applicable fiscal year (operating income adjusted for special items, as reported in the applicable year-end earnings release) by the Company’s average net assets for the applicable fiscal year. Core Business Revenues are determined based on 2009 revenues from each of the Company’s business segments (Communications, Magnet Wire North America, Magnet Wire Europe and Magnet Wire Asia Pacific), other than copper rod. Core Business Revenues are copper adjusted to a constant $3.00 COMEX copper value. Pro Forma Core Business Revenues are further adjusted on a pro forma basis to provide full-year revenue credit for any businesses acquired during 2009. Adjusted EBITDA Margin is determined by dividing Adjusted EBITDA for each year by Core Business Revenues for that year. To the extent actual results exceed threshold levels of performance for each objective, a varying number of actual shares will be earned, from 20% to 200% of the target award.

If the executive’s employment is terminated due to death, disability, retirement, resignation for “good reason” or termination without “cause” (as defined in his or her employment agreement), the performance shares will vest on a pro-rata basis for the time elapsed prior to the employment termination and will pay out at the end of the performance period based on actual performance. If a change of control of the Company occurs during the performance period, the performance shares will vest and pay out at the time of the change of control as to a number of shares, determined by the Compensation Committee, between the target and maximum number of shares that could be earned.

Outstanding Equity Awards at Fiscal Year End

The following table shows outstanding stock options classified as exercisable and unexercisable, held by the Company’s named executives as of December 31, 2007. The table also shows the number and value of unvested stock awards (both time-based awards and performance-contingent awards) assuming a market value of $24.00 per share (the closing market price of the Company’s common stock on December 31, 2007, which was the last trading day of 2007).

	Option Awards							Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)		Number of Securities Underlying Unexercised Options (#) Unexercisable (c)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)		Market Value of Shares or Units of Stock That Have Not Vested ($) (h)(7)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)(7)
Carter	—		—		—	—	—	3,000	(4)	$72,000	37,513	(6)	$900,312
	—		—		—	—	—	14,053	(5)	337,272	—		—
Aldridge	—		—		—	—	—	5,503	(5)	132,072	14,705	(6)	352,920
Deedy	—		—		—	—	—	4,609	(5)	110,616	12,429	(6)	298,296
Jack	14,000	(1)	—		—	$10.00	3/5/2014	4,568	(5)	109,632	12,079	(6)	289,896
Blackford	45,000	(2)	—		—	14.40	5/3/2014	3,000	(4)	72,000	9,093	(6)	237,672
	10,000	(3)	10,000	(3)	—	17.84	4/1/2015	3,538	(5)	84,912	—		—

(1)	Stock options awarded to Mr. Jack under the 2003 Incentive Plan upon his execution of an employment agreement following the Company’s emergence from reorganization in November 2003. The original award of 150,000 options vested in three equal annual installments beginning on November 10, 2004. The exercise price for the remaining options is $10 per share.
(2)	Stock options awarded to Ms. Blackford under the 2003 Incentive Plan in May 2004 upon her joining the Company. Under this award, Ms. Blackford received options to acquire 45,000 shares of Company common stock vesting in three equal annual installments beginning on May 3, 2005.
(3)	Stock options awarded to Ms. Blackford on April 1, 2005 under the 2005 Incentive Plan. Under this award, Ms. Blackford received options to acquire 20,000 shares of Company common stock vesting in four equal annual installments beginning on April 1, 2006.
(4)	Restricted stock awarded to Mr. Carter and Ms. Blackford on April 20, 2005 under the 2005 Incentive Plan. Under this award, Mr. Carter and Ms. Blackford received 6,000 shares of restricted stock. 50% of these shares vested on March 8, 2006, because the Company’s stock price reached $24 or more for 20 consecutive days, a 45% increase over the stock price on the grant date. The remaining 3,000 shares of this award vest on April 1, 2009.

(5)	Restricted stock awarded to the executive on March 31, 2006 under the 2005 Incentive Plan. 100% of the shares vest on March 31, 2009.
(6)	Performance share awards granted to the executive on April 2, 2007 under the 2005 Incentive Plan, which vest based on the Company’s achievement against objectives for the three-year period ending December 31, 2009. The number of awards in column (i) of this table represents the estimated payout as if December 31, 2007 had been the end of the performance period, which would have resulted in a payout equal to 87.23% of target. For more detail on the performance and vesting criteria for these performance share awards, see the discussion under Equity Awards on page A-35.
(7)	Reflects the value as calculated using the closing market price of the Company’s common stock as of the last trading day in 2007, December 31, 2007 ($24.00).

Option Exercises and Stock Vested

The following table sets forth certain information regarding the options exercised, and stock awards vesting, during 2007 for the Company’s named executives.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)(1)	(d)	(e)(2)
Stephen M. Carter	—	—	150,926(3)	$4,100,725
David S. Aldridge	33,764	$767,793	26,795(4)	643,080
Justin F. Deedy, Jr.	33,764	767,793	22,442(4)	538,608
H. Patrick Jack	56,000	1,215,720	22,240(4)	533,760
Barbara L. Blackford	—	—	17,225(4)	413,400

(1)	Reflects the market price of the Company’s common stock on the date of exercise, minus the exercise price of the stock options.
(2)	Reflects the market price of the Company’s common stock on the vesting date multiplied by the number of shares vesting on that date.
(3)	Represents 82,500 shares of restricted stock which was part of a grant to Mr. Carter upon joining the Company and 68,426 shares to be issued upon settlement of the 2006 performance shares granted in 2006.
(4)	Represents shares to be issued in settlement of the 2006 performance shares granted in 2006.

Pension Benefits

The following table shows the years of credited service and the present value of accumulated benefits for the Company’s named executives under the Company’s SERP.

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
Stephen M. Carter	SERP	4.2	$2,424,249	—
David S. Aldridge	SERP	4.2	796,476	—
Justin F. Deedy, Jr.	SERP	4.2	621,775	—
H. Patrick Jack	SERP	4.2	672,406	—
Barbara L. Blackford	SERP	3.8	234,201	—

The actuarial present value of the accumulated plan benefits was calculated using the projected unit credit actuarial method and the following assumptions: discount rate of 6.2%; normal retirement age of 62; and mortality using the RP 2000 White Collar Mortality Table projected to 2010. Other than with respect to Ms. Blackford, until 2008, the Company is accruing two years of credited service under the SERP for each year served.

Our SERP is an unfunded, non-qualified defined benefit retirement plan. As described above under “Compensation Discussion and Analysis—Benefits,” the Company is amending and restating the SERP effective April 1, 2008 to bring the benefits thereunder more in line with market practices. Under the SERP in effect prior to April 1, 2008, executives are eligible to receive an annual retirement benefit based on the following percentage of the executive’s final average compensation multiplied by the executive’s years of service with us after November 10, 2003:

Mr. Carter	2.5%
Mr. Aldridge	2.0%
Mr. Deedy	2.0%
Mr. Jack	2.0%
Ms. Blackford	2.0%

Final average compensation is the annual average of an executive’s compensation earned for the three highest paid years out of the last five calendar years prior to the executive’s retirement or other termination of employment (excluding amounts received prior to November 10, 2003). For purposes of the SERP, “compensation” is an executive’s annual base salary and actual short-term bonus earned. “Compensation” does not include any other forms of compensation, such as equity awards and benefits. Under the amended SERP, the accrual rate for these executives will be reduced to 1.5% effective January 1, 2009 for service on and after such date.

Accrued benefits under the SERP vest after four years of service, which was November 10, 2007 for Messrs. Carter, Aldridge, Deedy and Jack, and will be April 12, 2008 for Ms. Blackford. SERP benefits would vest early upon a change of control. For purposes of calculating their SERP benefit, Messrs. Carter, Aldridge, Deedy and Jack will be treated as having accrued an additional five years of service if they remain employed by us through November 10, 2008.

Benefits under the SERP are reduced by 3% per year if benefits commence prior to age 62, except in the case of disability. The amended SERP will reduce benefits by such rate even in the case of disability. The amended SERP will also increase this early retirement penalty to 5% per year if benefits commence prior to age 62, although the named executive officers are grandfathered from this change. Benefits under the SERP are not reduced for Social Security, 401(k) or other similar benefits or other offset amounts.

The amended SERP provides a 30-year service cap and clarifies that mortality will be calculated using the RP 2000 White Collar Mortality Table (male and female) and will incorporate projection of future mortality improvements. The amended SERP also provides that the default payment method is a lump sum.

Potential Payments Upon Termination or Change of Control

Employment Agreements. As described in the Compensation Discussion and Analysis, the Company has employment agreements with the Company’s named executive officers. The employment agreements provide benefits to the executive in the event of the termination of his or her employment under certain conditions. The amount of the benefits varies depending on the reason for the termination, as explained below. As described above under “Compensation Discussion and Analysis—Employment Agreements,” these agreements were amended in certain respects to more closely align these agreements with market practices. These changes are described below. In connection with the execution of the Agreement, Messrs. Carter, Aldridge and Deedy and Ms. Blackford entered into amended and restated employment agreements with the Company that will become effective only upon completion of the Offer. The descriptions below reflect the provisions of the employment agreements in effect on December 31, 2007, not the provisions of the newly amended employment agreements that will become effective upon the completion of the Offer. Information regarding the newly amended employment agreements and additional information regarding certain other interests of the Company’s named executive officers in connection with the Offer and the Merger is set forth in the Company’s Schedule 14D-9 of which this Information Statement forms a part under Item 3(a).

Termination for Cause; Resignation Without Good Reason. If an executive is terminated for “cause” or resigns without “good reason” (as such terms are described below), the executive receives only the salary and vested benefits that are accrued through the date of termination. No special severance benefits are payable. For purposes of the employment agreements, “cause” is defined as (a) the executive’s continued willful failure to perform his/her duties, (b) the executive’s dishonesty in the performance of his/her duties that is harmful to the financial condition or business reputation of the Company, (c) the executive’s conviction of or plea to a felony or certain misdemeanors, (d) the executive’s willful malfeasance or willful misconduct or act or omission that is harmful to the financial condition or business reputation of the Company, or (e) the executive’s significant breach of the restrictive covenant in the agreement. For purposes of the employment agreements, “good reason” is defined as any of the following without the executive’s consent: (a) a reduction in the executive’s base salary or annual bonus opportunity, (b) a material reduction in benefits, (c) removal of the executive from his/her position, (d) a material adverse change in authority, duties and responsibilities or reporting lines, (e) a relocation of more than 35 miles from his or her current work location, (f) the Company’s failure to pay amounts due under the employment agreement, or (g) the Company’s election not to extend the employment term. The agreements, as amended, retain these definitions, except that the “good reason” trigger based on the Company’s election not to extend the employment term applies only if the executive would be less than age 62 at the end of the then-current employment term.

Termination Due to Death or Disability. If the executive dies, or if the Company terminates the executive due to disability, the executive (or his or her estate) receives salary and vested benefits accrued through the date of termination, plus a pro-rata portion of the executive’s annual bonus earned through the date of termination, based on performance against target for the portion of the year prior to termination. The agreements, as amended, provide that the portion of the final-year bonus payable upon death or disability is a pro-rata portion of the executive’s target annual bonus earned through the date of termination.

Termination Without Cause; Resignation for Good Reason

General. If the executive is terminated without cause or resigns for good reason, either before a change of control of the Company occurs or more than one year (or two years under the amended agreements) after a change of control, the executive will receive a severance payment in addition to accrued salary and vested benefits. Mr. Carter would receive a severance payment of two times his annual base salary and two times his pro-rata annual bonus earned through the date of termination, based on performance against target for the portion of the year prior to termination. Each of the other executives would receive a severance payment equal to one times base salary and one times his or her pro-rata annual bonus earned through the date of termination, based on performance against target for the portion of the year prior to termination. Pursuant to the amended agreements, an executive would receive severance equal to a multiple (two times in the case of Mr. Carter and one times in the case of the other executives) of the sum of his/her base salary and target annual bonus. Severance payments are generally paid in cash in a lump sum. For up to one year after termination, the Company will also provide the executive with the same health and welfare benefits the Company provide for active employees. As amended, the employment agreements will extend the health and welfare benefit continuation for Mr. Carter to two years.

In addition, the Company’s Compensation Committee has discretion to vest some or all of the executive’s equity awards. Any performance-based equity awards held by the executive would automatically vest, to the extent the performance targets had been met as of the termination date, regardless of whether the executive had satisfied any service requirements.

In Connection with a Change of Control. If the executive is terminated without cause or resigns for good reason within one year (or within two years under the amended agreements) following a change of control of the Company, then in addition to accrued salary and vested benefits, the executive will be entitled to:

•

a severance payment equal to two times the sum of the executive’s annual base salary and target annual bonus for the year of termination (under the amended agreements, Mr. Carter’s severance payment under these conditions would be 2.75 times the sum of his base salary and target annual bonus),

•	vesting of all outstanding equity awards, and

•

continuation of health and welfare benefits for a period of one year. Under the amended agreements, this period has been extended to two years for executives other than Mr. Carter, and 33 months in the case of Mr. Carter.

No Duplication of Severance Benefits. Any severance payable under the executive’s employment agreement would be in lieu of any other cash severance or similar termination benefits payable under the Company’s plans, programs or arrangements, excluding the SERP, to the extent of the severance payments and benefits provided under the employment agreements.

Restrictive Covenants. To receive the severance benefits under the employment agreement, the executive must comply with certain restrictive covenants. Each of the employment agreements contains covenants that apply during the employment term and for a period of twelve months after the executive’s termination of employment. During that period, the executive has agreed not to directly or indirectly:

•	enter into competition with the Company’s magnet wire or communications cable business,

•	solicit such business from the Company’s clients or customers other than on the Company’s behalf, or

•	solicit or encourage any of the Company’s employees or consultants to terminate their relationship with us.

The employment agreements also contain covenants that the executive will not divulge the Company’s confidential information or make disparaging statements about the Company, the Company’s employees, officers or directors, or the Company’s business.

Recoupment Policy. Under the amended employment agreements, the executives acknowledge that any incentive compensation he or she receives from the Company under an incentive program becoming effective on or after January 1, 2008, may be subject to recoupment pursuant to the terms of the Company’s new policy setting forth standards for seeking the return from executive officers of incentive payments if such payments were greater than they should have been based on financial results that are later restated.

Code Section 409A Amendments. The amended agreements contain certain technical amendments designed to bring them into compliance with the requirements of Section 409A of the Code and the final regulations issued thereunder in 2007.

Summary of Termination Payments and Benefits

The following tables summarize the value of the termination payments and benefits that each of the Company’s named executive officers would receive if he or she had terminated employment on December 31, 2007 under the circumstances shown. In connection with the execution of the Agreement, Messrs. Carter, Aldridge and Deedy and Ms. Blackford entered into amended and restated employment agreements with the Company that will become effective only upon completion of the Offer. Information regarding these newly amended employment agreements is set forth below under “Supplemental Information Regarding Compensation Upon Termination Without Cause or Resignation for Good Reason” and in the Company’s Schedule 14D-9 of

which this Information Statement forms a part under Item 3(a). Except as otherwise indicated, the tables below reflect the provisions of the employment agreements in effect on December 31, 2007, not the provisions of the newly amended employment agreements that will become effective upon the completion of the Offer.

The amounts shown in the tables do not include payments and benefits to the extent they are provided on a non-discriminatory basis to salaried employees generally upon termination of employment. These include accrued salary and distributions of plan balances under the Company’s tax-qualified 401(k) plan. The amounts shown in the tables do not include payments upon termination for cause as the named executive officers would not be entitled to any payments.

Stephen M. Carter

Type of Payment	Resignation without Good Reason	Termination without Cause or Resignation for Good Reason		Retirement		Death		Disability		Termination without Cause or Resignation for Good Reason in connection with a Change of Control
COMPANY EXECUTIVE BONUS PLAN(1)	—	$818,478		$818,478		$818,478		$818,478		$818,478
TERMINATION PAYMENTS (Employment Agreement)	—	3,136,956	(2)	—		—		—		3,000,000
EQUITY VESTING(3):
2005 Restricted Stock Grant	—	—	(4)	72,000		72,000		72,000		72,000
2006 Restricted Stock Grant	—	—	(4)	337,272		337,272		337,272		337,272
2007 Performance Shares	—	319,296	(5)	319,296	(5)	319,296	(5)	319,296	(5)	1,032,120	(6)
SERP(7)	$1,605,388	1,605,388		1,605,388		1,605,388		2,084,920		1,605,388
BENEFIT CONTINUATION (Employment Agreement)(8)	—	15,532		—		—		—		15,532

TOTAL	$1,605,388	$5,895,650		$3,152,434		$3,152,434		$3,631,966		$6,880,790

(1)	Pursuant to the Company’s Executive Bonus Plan, in the event of termination by reason of death, disability, retirement, termination without cause or resignation for good reason, the executive is entitled to his pro-rata annual bonus based on actual performance through the date of termination. A pro-rata payment is 100% when the termination occurs on the last day of the year, as in this example.
(2)	Mr. Carter’s severance payment in this circumstance is two times base salary and two times his pro-rata annual bonus based on actual performance through the date of termination. A pro-rata payment is 100% when the termination occurs on the last day of the year, as in this example.
(3)	Based on $24.00 closing price of Company common stock on December 31, 2007, the last trading day of 2007.
(4)	The Compensation Committee may, but need not, accelerate vesting of unvested awards.
(5)

This award vests pro rata based on time elapsed in the performance period (33 1/3%) and pays out at the end of the performance period based on actual performance. Because the award vests based on performance over the three-year period ending December 31, 2009, it is not possible at this time to know what actual performance would be as of December 31, 2007. The amount shown in this table reflects the assumption made as of December 31, 2007 for financial accounting purposes as to number of shares that would eventually be earned (92.9% of the “target” level). Note that this table shows a different dollar value from that shown in column (l) of the Grants of Plan-Based Awards table on page A-35 due to different estimates of shares that will eventually be earned and different stock prices on December 31, 2007 and the date of grant. This value is also different than the “maximum” value for these awards shown in the Outstanding Equity Awards at Fiscal Year End table on page A-36, because of different assumptions required for that table under applicable disclosure rules.

(6)	Award vests and pays out upon the occurrence of a change of control as to the number of shares determined by the Compensation Committee between the target and maximum number of shares. The amount shown assumes payout at the “target” level.
(7)	Termination without cause or resignation for good reason, retirement and disability benefits reflect the present value of the benefit payable assuming the participant terminated on December 31, 2007 and elected to take 50% of the benefit as a lump sum and 50% of the benefit as a life annuity. Present value calculations are based on the plan’s definition of actuarial equivalence (using RP2000 sex distinct mortality table with no projection and no collar adjustment; 7% interest). Death and termination without cause or resignation for good reason in connection with a change in control benefits reflect the present value of the 100% lump sum benefit payable assuming the participant terminated on December 31, 2007. Lump sum is based on the plan’s definition of actuarial equivalence (using RP2000 sex distinct mortality table with no projection and no collar adjustment; 7% interest).
(8)	Represents 12 months of the employer portion of 2008 projected COBRA cost for medical, prescription and dental coverage and 12 months of the employer portion of disability and life insurance coverage available to all salaried employees. Executive pays the active-employee shared cost for such coverage during such 12-month period.

David S. Aldridge

Type of Payment	Resignation without Good Reason	Termination without Cause or Resignation For Good Reason		Retirement		Death		Disability		Termination without Cause or Resignation for Good Reason in connection with a Change of Control
COMPANY EXECUTIVE BONUS PLAN(1)	—	$252,091		$252,091		$252,091		$252,091		$252,091
TERMINATION PAYMENTS (Employment Agreement)	—	672,091		—		—		—		1, 302,000
EQUITY VESTING(2):
2006 Restricted Stock Grant	—	—	(3)	132,072		132,072		132,072		132,072
2007 Performance Shares	—	125,163	(4)	125,163	(4)	125,163	(4)	125,163	(4)	404,592	(5)
SERP(6)	$544,282	544,282		544,282		544,282		733,040		544,282
BENEFIT CONTINUATION (Employment Agreement)(7)	—	18,107		—		—		—		18,107

TOTAL	$544,282	$1,611,734		$1,053,608		$1,053,608		$1,242,366		$2,653,144

(1)	Pursuant to the Company’s Executive Bonus Plan, in the event of termination by reason of death, disability, retirement, termination without cause or resignation for good reason, the executive is entitled to his pro-rata annual bonus based on actual performance through the date of termination. A pro-rata payment is 100% when the termination occurs on the last day of the year, as in this example.
(2)	Based on $24.00 closing price of Company common stock on December 31, 2007, the last trading day of 2007.
(3)	The Compensation Committee may, but need not, accelerate vesting of unvested awards.
(4)

This award vests pro rata based on time elapsed in the performance period (33 1/3%) and pays out at the end of the performance period based on actual performance. Because the award vests based on performance over the three-year period ending December 31, 2009, it is not possible at this time to know what actual performance would be as of December 31, 2007. The amount shown in this table reflects the assumption made as of December 31, 2007 for financial accounting purposes as to number of shares that would eventually be earned (92.9% of the “target” level). Note that this table shows a different dollar value from that shown in column (l) of the Grants of Plan-Based Awards table on page A-35 due to different estimates of shares that will eventually be earned and different stock prices on December 31, 2007 and the date of grant. This value is also different than the “maximum” value for these awards shown in the Outstanding Equity Awards at Fiscal Year End table on page A-36, because of different assumptions required for that table under applicable disclosure rules.

(5)	Award vests and pays out upon the occurrence of a change of control as to the number of shares determined by the Compensation Committee between the target and maximum number of shares. The amount shown assumes payout at the “target” level.
(6)	Termination without cause or resignation for good reason, retirement and disability benefits reflect the present value of the benefit payable assuming the participant terminated on December 31, 2007 and elected to take 50% of the benefit as a lump sum and 50% of the benefit as a life annuity. Present value calculations are based on the plan’s definition of actuarial equivalence (using RP2000 sex distinct mortality table with no projection and no collar adjustment; 7% interest). Death and termination without cause or resignation for good reason in connection with a change in control benefits reflect the present value of the 100% lump sum benefit payable assuming the participant terminated on December 31, 2007. Lump sum is based on the plan’s definition of actuarial equivalence (using RP2000 sex distinct mortality table with no projection and no collar adjustment; 7% interest).
(7)	Represents 12 months of the employer portion of 2008 projected COBRA cost for medical, prescription and dental coverage and 12 months of the employer portion of disability and life insurance coverage available to all salaried employees. Executive pays the active-employee shared cost for such coverage during such 12-month period.

Justin F. Deedy, Jr.

Type of Payment	Resignation without Good Reason	Termination without Cause or Resignation for Good Reason		Retirement		Death		Disability		Termination without Cause or Resignation for Good Reason in connection with a Change of Control
COMPANY EXECUTIVE BONUS PLAN(1)	—	$223,073		$223,073		$223,073		$223,073		$223,073
TERMINATION PAYMENTS (Employment Agreement)	—	578,073		—		—		—		1,100,500
EQUITY VESTING(2):
2006 Restricted Stock Grant	—	—	(3)	110,616		110,616		110,616		110,616
2007 Performance Shares	—	105,790	(4)	105,790	(4)	105,790	(4)	105,790	(4)	341,976	(5)
SERP(6)	$441,992	441,992		441,992		441,992		626,940		441,992
BENEFIT CONTINUATION
(Employment Agreement)(7)	—	17,558		—		—		—		17,558

TOTAL	$441,992	$1,366,486		$881,471		$881,471		$1,066,419		$2,235,715

(1)	Pursuant to the Company’s Executive Bonus Plan, in the event of termination by reason of death, disability, retirement, termination without cause or resignation for good reason, the executive is entitled to his pro-rata annual bonus based on actual performance through the date of termination. A pro-rata payment is 100% when the termination occurs on the last day of the year, as in this example.
(2)	Based on $24.00 closing price of Company common stock on December 31, 2007, the last trading day of 2007.
(3)	The Compensation Committee may, but need not, accelerate vesting of unvested awards.
(4)

This award vests pro rata based on time elapsed in the performance period (33 1/3%) and pays out at the end of the performance period based on actual performance. Because the award vests based on performance over the three-year period ending December 31, 2009, it is not possible at this time to know what actual performance would be as of December 31, 2007. The amount shown in this table reflects the assumption made as of December 31, 2007 for financial accounting purposes as to number of shares that would eventually be earned (92.9% of the “target” level). Note that this table shows a different dollar value from that shown in column (l) of the Grants of Plan-Based Awards table on page A-35 due to different estimates of shares that will eventually be earned and different stock prices on December 31, 2007 and the date of grant. This value is also different than the “maximum” value for these awards shown in the Outstanding Equity Awards at Fiscal Year End table on page A-36, because of different assumptions required for that table under applicable disclosure rules.

(5)	Award vests and pays out upon the occurrence of a change of control as to the number of shares determined by the Compensation Committee between the target and maximum number of shares. The amount shown assumes payout at the “target” level.
(6)	Termination without cause or resignation for good reason, retirement and disability benefits reflect the present value of the benefit payable assuming the participant terminated on December 31, 2007 and elected to take 50% of the benefit as a lump sum and 50% of the benefit as a life annuity. Present value calculations are based on the plan’s definition of actuarial equivalence (using RP2000 sex distinct mortality table with no projection and no collar adjustment; 7% interest). Death and termination without cause or resignation for good reason in connection with a change in control benefits reflect the present value of the 100% lump sum benefit payable assuming the participant terminated on December 31, 2007. Lump sum is based on the plan’s definition of actuarial equivalence (using RP2000 sex distinct mortality table with no projection and no collar adjustment; 7% interest).
(7)	Represents 12 months of the employer portion of 2008 projected COBRA cost for medical, prescription and dental coverage and 12 months of the employer portion of disability and life insurance coverage available to all salaried employees. Executive pays the active-employee shared cost for such coverage during such 12-month period.

H. Patrick Jack

Type of Payment	Resignation without Good Reason	Termination without Cause or Resignation for Good Reason		Retirement		Death		Disability		Termination without Cause or Resignation for Good Reason in connection with a Change of Control
COMPANY EXECUTIVE BONUS PLAN(1)	—	$111,004		$111,004		$111,004		$111,004		$111,004
TERMINATION PAYMENTS (Employment Agreement)	—	456,004		—		—		—		1,069,500
EQUITY VESTING(2):
2006 Restricted Stock Grant	—	—	(3)	109,632		109,632		109,632		109,632
2007 Performance Shares	—	102,809	(4)	102,809	(4)	102,809	(4)	102,809	(4)	332,328	(5)
SERP(6)	$421,092	421,092		421,092		421,092		516,677		421,092
BENEFIT CONTINUATION (Employment Agreement)(7)	—	11,576		—		—		—		11,576

TOTAL	$421,092	$1,102,485		$744,537		$744,537		$840,122		$2,055,132

(1)	Pursuant to the Company’s Executive Bonus Plan, in the event of termination by reason of death, disability, retirement, termination without cause or resignation for good reason, the executive is entitled to his pro-rata annual bonus based on actual performance through the date of termination. A pro-rata payment is 100% when the termination occurs on the last day of the year, as in this example.
(2)	Based on $24.00 closing price of Company common stock on December 31, 2007, the last trading day of 2007.
(3)	The Compensation Committee may, but need not, accelerate vesting of unvested awards.
(4)

This award vests pro rata based on time elapsed in the performance period (33 1/3%) and pays out at the end of the performance period based on actual performance. Because the award vests based on performance over the three-year period ending December 31, 2009, it is not possible at this time to know what actual performance would be as of December 31, 2007. The amount shown in this table reflects the assumption made as of December 31, 2007 for financial accounting purposes as to number of shares that would eventually be earned (92.9% of the “target” level). Note that this table shows a different dollar value from that shown in column (l) of the Grants of Plan-Based Awards table on page A-35 due to different estimates of shares that will eventually be earned and different stock prices on December 31, 2007 and the date of grant. This value is also different than the “maximum” value for these awards shown in the Outstanding Equity Awards at Fiscal Year End table on page A-36, because of different assumptions required for that table under applicable disclosure rules.

(5)	Award vests and pays out upon the occurrence of a change of control as to the number of shares determined by the Compensation Committee between the target and maximum number of shares. The amount shown assumes payout at the “target” level.
(6)	Termination without cause or resignation for good reason, retirement and disability benefits reflect the present value of the benefit payable assuming the participant terminated on December 31, 2007 and elected to take 50% of the benefit as a lump sum and 50% of the benefit as a life annuity. Present value calculations are based on the plan’s definition of actuarial equivalence (using RP2000 sex distinct mortality table with no projection and no collar adjustment; 7% interest). Death and termination without cause or resignation for good reason in connection with a change in control benefits reflect the present value of the 100% lump sum benefit payable assuming the participant terminated on December 31, 2007. Lump sum is based on the plan’s definition of actuarial equivalence (using RP2000 sex distinct mortality table with no projection and no collar adjustment; 7% interest).
(7)	Represents 12 months of the employer portion of 2008 projected COBRA cost for medical, prescription and dental coverage and 12 months of the employer portion of disability and life insurance coverage available to all salaried employees. Executive pays the active-employee shared cost for such coverage during such 12-month period.

Barbara L. Blackford

Type of Payment	Resignation without Good Reason	Termination without Cause or Resignation for Good Reason		Retirement		Death		Disability		Termination without Cause or Resignation for Good Reason in connection with a Change of Control
COMPANY EXECUTIVE BONUS PLAN(1)	—	$198,072		$198,072		$198,072		$198,072		$198,072
TERMINATION PAYMENTS (Employment Agreement)	—	582,072		—		—		—		1,023,000
EQUITY VESTING(2):
2005 Option Grant	—	—	(3)	61,600		61,600		61,600		61,600
2005 Restricted Stock Grant	—	—	(3)	72,000		72,000		72,000		72,000
2006 Restricted Stock Grant	—	—	(3)	84,912		84,912		84,912		84,912
2007 Performance Shares	—	84,292	(4)	84,292	(4)	84,292	(4)	84,292	(4)	272,472	(5)
SERP(6)	—	—		—		—		—		288,166
BENEFIT CONTINUATION(7)	—	7,002		—		—		—		7,002

TOTAL	—	$871,438		$500,876		$500,876		$500,876		$2,007,224

(1)	Pursuant to the Company’s Executive Bonus Plan, in the event of termination by reason of death, disability, retirement, termination without cause or resignation for good reason, the executive is entitled to her pro-rata annual bonus based on actual performance through the date of termination. A pro-rata payment is 100% when the termination occurs on the last day of the year, as in this example.
(2)	Based on $24.00 closing price of Company common stock on December 31, 2007, the last trading day of 2007.
(3)	The Compensation Committee may, but need not, accelerate vesting of unvested awards.
(4)

This award vests pro rata based on time elapsed in the performance period (33 1/3%) and pays out at the end of the performance period based on actual performance. Because the award vests based on performance over the three-year period ending December 31, 2009, it is not possible at this time to know what actual performance would be as of December 31, 2007. The amount shown in this table reflects the assumption made as of December 31, 2007 for financial accounting purposes as to number of shares that would eventually be earned (92.9% of the “target” level). Note that this table shows a different dollar value from that shown in column (l) of the Grants of Plan-Based Awards table on page A-35 due to different estimates of shares that will eventually be earned and different stock prices on December 31, 2007 and the date of grant. This value is also different than the “maximum” value for these awards shown in the Outstanding Equity Awards at Fiscal Year End table on page A-36, because of different assumptions required for that table under applicable disclosure rules.

(5)	Award vests and pays out upon the occurrence of a change of control as to the number of shares determined by the Compensation Committee between the target and maximum number of shares. The amount shown assumes payout at the “target” level.
(6)	Termination without cause or resignation for good reason, retirement and disability benefits reflect the present value of the benefit payable assuming the participant terminated on December 31, 2007 and elected to take 50% of the benefit as a lump sum and 50% of the benefit as a life annuity. Present value calculations are based on the plan’s definition of actuarial equivalence (using RP2000 sex distinct mortality table with no projection and no collar adjustment; 7% interest). Death and termination without cause or resignation for good reason in connection with a change in control benefits reflect the present value of the 100% lump sum benefit payable assuming the participant terminated on December 31, 2007. Lump sum is based on the plan’s definition of actuarial equivalence (using RP2000 sex distinct mortality table with no projection and no collar adjustment; 7% interest).
(7)	Represents 12 months of the employer portion of 2008 projected COBRA cost for medical, prescription and dental coverage and 12 months of the employer portion of disability and life insurance coverage available to all salaried employees. Executive pays the active-employee shared cost for such coverage during such 12-month period.

Supplemental Information Regarding Compensation Upon Termination without Cause or Resignation for Good Reason

In connection with the execution of the Agreement, each of Messrs. Carter, Aldridge and Deedy and Ms. Blackford has entered into an amendment to his or her existing employment agreement with the Company. The following chart provides supplemental information regarding amounts payable to the Named Executive Officers pursuant to the provisions of their newly amended employment agreements that will become effective upon the completion of the Offer or, in the case of Mr. Jack, his existing employment agreement, if such Named Executive Officers were terminated without cause or resigned for good reason on August 15, 2008 following the consummation of the Offer. Information regarding these amended employment agreements is set forth in the Company’s Schedule 14D-9 of which this Information Statement forms a part under Item 3(a).

	Carter	Aldridge	Deedy, Jr.	Jack	Blackford
COMPANY EXECUTIVE BONUS PLAN(1)	$595,000	$216,183	$159,375	$152,150	$146,200
TERMINATION PAYMENTS	4,620,000	1,482,400	1,200,000	1,145,600	1,100,800
EQUITY ACCELERATION(2):
2005 Option Grant	—	—	—	—	135,800
2005 Restricted Stock Grant	135,000	—	—	—	135,000
2006 Restricted Stock Grant	1,645,965	464,265	386,910	389,700	327,870
2007 Performance Shares	1,935,225	758,610	641,205	623,115	510,885
2008 Performance Shares	3,975,615	1,238,130	993,915	948,825	814,050
SERP(3)	4,391,665	1,459,742	1,164,678	1,151,710	469,410
BENEFIT CONTINUATION(4)	42,713	36,214	35,116	23,152	14,004

TOTAL	$17,341,183	$5,655,544	$4,581,199	$4,434,252	$3,654,019

(1)	Pro-rata annual target bonus payments based on employment through August 15, 2008. For additional information with respect to 2008 annual bonuses, please refer to the “2008 Annual Bonuses” disclosure in the Company’s Schedule 14D-9 of which this Information Statement forms a part under Item 3(a).
(2)	Reflects the value of outstanding and unvested awards that will vest in connection with the Offer, and do not include awards which have previously vested pursuant to their terms. Outstanding performance shares vest at the target amount of the award upon the consummation of the Offer. The equity acceleration values described in this chart were calculated using the Offer Price of $45.00 per share.
(3)	Assumes credited service through December 31, 2008 pursuant to each Named Executive Officer’s amended employment arrangement, and reflects the present value of the lump sum benefit payable upon termination following a change in control with immediate distribution of benefits due, where the present value lump sum is based on the plan’s definition of actuarial equivalence (using RP2000 sex distinct mortality table with white collar adjustment and mortality improvements projected to the calendar year in which the participant’s normal retirement date would occur and interest at 7 percent).
(4)	Pursuant to the amended employment arrangements, Mr. Carter would be entitled to 33 months of continued participation in the Company’s health and welfare benefit plans applicable to active employees and the other Named Executive Officers would be entitled to 24 months of continued participation in such health and welfare benefit plans. The values described in the table reflect the employer portion of 2008 projected COBRA cost for medical, prescription and dental coverage and the employer portion of disability and life insurance coverage available to all salaried employees. The Named Executive Officer pays the active-employee shared cost for such coverage during the appropriate period.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information is set forth below regarding beneficial ownership of the Company’s common stock, to the extent known to the Company, by (1) each person known by us to have beneficial ownership of more than 5% of the Company’s common stock, (2) each of the Company’s directors, (3) each of the named executives and (4) all directors and executive officers as a group. Except as otherwise noted, each person has sole voting and investment power as to his or her shares. All information is as of June 25, 2008, except as otherwise noted.

	Common Stock
Name and Address of Beneficial Owner(1)	Number of Shares(2)		Percent of Class(3)
Marathon Asset Management LLP(4)	3,166,217		15.91%
FMR LLC(5)	2,288,370		11.50
Keeley Asset Management Corp.(6)	1,283,500		6.45
Goldman Sachs Asset Management, LP(7)	1,276,829		6.42
Barclays Global Investors, NA(8)	1,112,988		5.59
Stephen M. Carter	234,587	(9)	1.18
David S. Aldridge	87,897	(10)	*
Justin F. Deedy, Jr.	84,048	(11)	*
H. Patrick Jack	100,990	(12)	*
Barbara L. Blackford	84,201	(13)	*
Stephanie W. Bergeron	5,245		*
Denys Gounot	19,885	(14)	*
James F. Guthrie	18,885	(14)	*
Monte R. Haymon	54,702	(15)	*
Andrew P. Hines	19,170	(14)	*
Thomas H. Johnson	5,560		*
Perry J. Lewis	21,615	(14)	*
Joseph M. O’Donnell	3,245		*
All directors and executive officers as a group (16 persons)	763,750	(16)	3.84

*	Less than one percent.
(1)	Unless otherwise indicated, the address of each beneficial owner is c/o Superior Essex Inc., 150 Interstate North Parkway, Atlanta, Georgia 30339.
(2)	Includes shares subject to stock options that are currently exercisable or exercisable within 60 days of June 25, 2008.
(3)	Based on 19,901,543 shares of common stock outstanding on June 25, 2008.
(4)	Information is based on a Schedule 13G filed with the SEC on January 25, 2008 by Marathon Asset Management LLP (“Marathon”) and certain affiliates. The principal business address of Marathon is Orion House, 5 Upper St. Martin’s Lane, London, WC2H 9EA, United Kingdom. Marathon is a registered investment advisor and holds these securities on behalf of advisory clients, none of which holds more than 5% of the Company’s outstanding stock.
(5)	Information is based on a Schedule 13G/A filed with the SEC on February 14, 2008 by FMR LLC, a parent holding company. Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC and an investment advisor (“Fidelity”), is the beneficial owner of 2,288,370 shares as a result of acting as investment advisor to various investment companies. One such investment company, Fidelity Low Priced Stock Fund, holds 1,541,421 shares or 7.75% of the Company’s outstanding stock. Edward C. Johnson 3d, Chairman of FMR LLC, and FMR LLC, through its control of Fidelity and the funds, each has sole power to dispose of the 2,288,370 shares owned by the Funds. Neither FMR LLC nor Edward C. Johnson 3d has the sole power to vote or direct the voting of shares owned by the Fidelity funds. The principal business address of each of these entities is 82 Devonshire Street, Boston, Massachusetts 02109.

(6)	Information is based on a Schedule 13G filed with the SEC on February 14, 2008 on behalf of Keeley Asset Management Corp., an investment advisor (“Keeley Management”), and Keeley Funds, Inc., an investment company (“Keeley Funds”). The principal business address of Keeley Management and Keeley Funds is 401 South LaSalle Street, Chicago, Illinois 60605. Keeley Management and Keeley Funds share beneficial ownership over the same 1,283,500 shares.
(7)	As reported on a Schedule 13G filed with the SEC on February 1, 2008, Goldman Sachs Asset Management, LP, an investment advisor, has sole voting power over 1,042,178 shares and sole dispositive power over 1,225,535 shares. The principal business address is 32 Old Slip, New York, New York 10005.
(8)	Information is based on a Schedule 13G filed with the SEC on February 6, 2008 by Barclays Global Investors, NA, a bank, and certain affiliates which reported sole voting and dispositive power as follows: Barclays Global Investors, N.A, Sole Voting Power—692,427 shares, Sole Dispositive Power—772,222 shares; Barclays Global Fund Advisors, Sole Voting Power and Sole Dispositive Power—338,166 shares; Barclays Global Investors, Ltd, Sole Voting Power and Sole Dispositive Power—2,600 shares. The principal business address is 45 Fremont Street, San Francisco, California 94105.
(9)	Includes 39,577 shares of restricted common stock.
(10)	Includes 10,317 shares of restricted common stock.
(11)	Includes 8,598 shares of restricted common stock.
(12)	Includes 8,660 shares of restricted common stock and options to purchase 14,000 shares of common stock.
(13)	Includes 10,286 shares of restricted common stock and options to purchase 60,000 shares of common stock.
(14)	Includes options to purchase 7,000 shares of common stock.
(15)	Includes options to purchase 37,500 shares of common stock.
(16)	Includes 94,028 shares of restricted common stock and options to purchase 145,294 shares of common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has in place a policy and procedure for the review, approval, or ratification of any related party transactions. This policy and procedure may be accessed on the Company’s website, www.superioressex.com. According to the policy, directors and executive officers must notify the Company’s legal department as soon as reasonably practicable about any potential Company transaction, arrangement or relationship with third parties in which the aggregate amount involved will or may be expected to exceed $10,000 in any calendar year and any director, executive officer, director nominee, any person who has served in any of the preceding roles since the beginning of the last fiscal year, 5% or greater stockholders and family members of any of the foregoing has or will have a direct or an indirect interest (such persons, “Related Parties,” and such transactions, arrangements or relationships, “Related Party Transactions”). The Company’s legal department will determine whether a potential transaction or relationship constitutes a Related Party Transaction that requires compliance with the policy and/or disclosure as a Related Party Transaction under applicable SEC rules. If the legal department determines that the transaction or relationship constitutes a Related Party Transaction, the transaction will be referred to the Governance and Nominating Committee for approval, ratification or other action. No director will participate in any discussion or approval of a Related Party Transaction for which he or she is a Related Party, except that the director will provide all material information concerning the Related Party Transaction to the Governance and Nominating Committee. In connection with each regularly scheduled meeting of the Governance and Nominating Committee, a summary of each new Related Party Transaction will be provided to the Governance and Nominating Committee for its review. At least annually, the Committee will review all existing Related Party Transactions.

The policy also lists certain Related Party Transactions that the Governance and Nominating Committee has reviewed and pre-approved or ratified (as applicable). This list includes (i) executive compensation approved by the Compensation Committee or the Board, (ii) director compensation approved by the Compensation Committee or the Board, (iii) transactions with other companies in which a Related Party’s only relationship is as an employee (other than an executive officer or owner of less than 10% of the Shares if the aggregate amount involved does not exceed the greater of $1,000,000 or 2% of either company’s total annual revenues, (iv) matching Company charitable contributions to an entity in which a director or executive officer is affiliated, any Company charitable or professional association contribution or sponsorship fee made to an entity in which an executive officer is affiliated so long as the total amount of such contributions with respect to an executive officer does not exceed $50,000 and any membership fees paid by the Company to professional associations in which a director or officer is affiliated on the same terms as other members, (v) transactions where a Related Party’s interests arises solely from ownership of Shares and all stockholders receive the same benefit (e.g., dividends), (vi) transactions involving a Related Party where the rates or charges involved are determined by competitive bids, (vii) transaction involved a Related Party with respect to rendering services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority, and (viii) any transaction involving a Related Party with respect to services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

Under the Company’s governance principles, which may be accessed on the Company’s website, www.superioressex.com, directors must disclose to other directors, the chair and the Secretary any potential conflicts of interest they may have with respect to any matter under discussion. Directors should resign if a significant and continuing conflict of interest exists and cannot be resolved and should recuse themselves from any discussion or decision affecting their personal, business or professional interests.

Denys Gounot, a member of the Board, is the owner of DG Network. As of February 1, 2005, the Company entered into a consulting agreement with DG Network under which DG Network provided consulting services to the Company in connection with the combination of the Company’s magnet wire operations in the UK with Nexans’ European magnet wire operations. The consulting agreement was amended as of July 1, 2005 to extend the term through the closing of the joint venture between the Company and Nexans (October 21, 2005). The consulting agreement was approved by the Company’s disinterested directors. The Board determined that under its governance principles, and applicable law and listing standards, payments made by the Company to DG Network resulted in Mr. Gounot not being considered an “independent director.” The disinterested directors considered this issue in approving the consulting agreement, but determined that Mr. Gounot’s unique experiences and skills, including his historical position at Alcatel when the Nexans magnet wire business reported to him, made the consulting agreement in the best interests of the Company and its stockholders.

Upon the closing of the transaction on October 21, 2005, Mr. Gounot was named chair of the board of Essex Europe SAS (formerly Essex Nexans Europe SAS), the holding company for the Company’s European magnet wire operations (“Essex Europe”). On February 16, 2007, the Company entered into a new consulting agreement with DG Network, pursuant to which DG Network received an annual fee of $200,000, payable in equal monthly installments in advance, for providing consulting services to Essex Europe and as payment to Mr. Gounot for serving as chair of Essex Europe. DG Network is reimbursed for reasonable travel and out-of-pocket expenses incurred in connection with the provision of consulting services. The consulting agreement may be terminated by either party upon 60 days prior notice. Mr. Gounot will also be reimbursed for reasonable travel and out-of-pocket expenses incurred in connection with serving as chair of Essex Europe. The agreement was amended and restated as of February 25, 2008 to increase the annual fee from $200,000 to $210,000. This amendment was approved by the Company’s Governance and Nominating Committee.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC reports of ownership and changes in ownership of the Company’s common stock. Directors, executive officers and greater than ten percent stockholders are required by SEC regulations to furnish us with a copy of all Section 16(a) forms they file.

The Company’s information regarding compliance with Section 16(a) is based solely on a review of the copies of these reports furnished to us or written representations to the Company by its executive officers, directors and greater than ten percent beneficial owners. The Company believes that during fiscal year 2007, all directors, executive officers and greater than ten percent beneficial owners complied with the Section 16(a) requirements.

AVAILABILITY OF 10-K AND ANNUAL REPORT

SEC rules require us to provide an Annual Report to stockholders who receive this Information Statement. The Company will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 are available to any stockholder without charge upon written request to Superior Essex Inc. to the attention of Peggy Tharp, 150 Interstate North Parkway, Atlanta, GA 30339. You may also obtain the Company’s Annual Report on Form 10-K via the Internet at www.superioressex.com/2008proxy.aspx or at the SEC’s website, www.sec.gov.

LEGAL PROCEEDINGS

There are no material proceedings to which any director, officer, affiliate or 5% owner of the Company, or any associate of any such director, officer, affiliate or 5% owner is a party adverse to the Company or any of its subsidiaries or in which any of the foregoing has a material interest adverse to the Company or any of its subsidiaries.

ANNEX B

OPINION OF J.P. MORGAN SECURITIES INC.

June 10, 2008

The Board of Directors

Superior Essex Inc.

150 Interstate North Parkway

Atlanta, GA 30339

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of Superior Essex Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”) between the Company and LS Cable Ltd. (the “Acquiror”). Pursuant to the Agreement, the Acquiror will form a wholly owned subsidiary (“Acquisition Sub”) and cause Acquisition Sub or another direct or indirect wholly owned subsidiary of the Acquiror to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $45.00 (the “Consideration”), payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror, any direct or indirect wholly owned subsidiary of the Acquiror or the Company and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In arriving at our opinion, we have (i) reviewed a draft, dated June 8, 2008, of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal or other applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction, including, without limitation, any consents or approvals required pursuant to Section 721 of the United States Defense Production Act of 1950, as amended, will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be received by the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and the Acquiror, for which we and such affiliates have received customary compensation. Such services during such period have included acting as Joint Bookrunner on the Company’s equity offering in June 2006 and acting as ratings advisor for the Acquior. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities Inc. This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any Schedule 14D-9 and proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval. The Company may also include references to us and summarize this opinion (in each case in such form as we shall provide or pre-approve in writing, such approval not to be unreasonably withheld) in any such document.

Very truly yours,

/s/ J.P. MORGAN SECURITIES INC.

J.P. MORGAN SECURITIES INC.

ANNEX C

DELAWARE APPRAISAL STATUTE

Delaware Appraisal Statute (DGCL Section 262)

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

C-4